As filed with the Securities and Exchange Commission on November 30, 2001

                                                  Registration No. 333-_________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      American Mortgage Acceptance Company
     ----------------------------------------------------------------------
                  (Formerly American Mortgage Investors Trust)
             (Exact name of registrant as specified in its charter)

                                  Massachusetts
     ----------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   13-6972380
     ----------------------------------------------------------------------
                     (I.R.S. Employer Identification Number)

                               625 Madison Avenue
                            New York, New York 10022
                                 (212) 421-5333
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                                Stuart J. Boesky
          Chairman of the Board, President and Chief Executive Officer
                      American Mortgage Acceptance Company
                               625 Madison Avenue
                            New York, New York 10022
                                 (212) 421-5333
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
        Mark Schonberger, Esq.                        Wayne D. Boberg, Esq.
  Paul, Hastings, Janofsky & Walker LLP                 Winston & Strawn
             399 Park Avenue                          35 West Wacker Drive
        New York, New York 10022                      Chicago, Illinois 60601
             (212) 318-6000                               (312) 558-5600
   ------------------------------------------------------------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable, following the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         Calculation of Registration Fee

======================================================================================================================
     Title of each class of                          Proposed maximum       Proposed maximum
        securities to be            Amount to be    offering price per     aggregate offering         Amount of
           registered                registered          share(1)                 price            registration fee
----------------------------------------------------------------------------------------------------------------------
Common Shares of Beneficial        4,025,000(2)           $14.00               $56,350,000             $13,468
Interest, par value $.10 per
share
======================================================================================================================

(1) Estimated pursuant to Rule 457(c) of the Securities Act solely for the purpose of calculating the amount of the registration fee. Estimate based on the average of the high and low prices of the Registrant's common shares as reported by the American Stock Exchange on November 26, 2001.
(2) Includes up to 525,000 shares of beneficial interest that the underwriters have the option to purchase to cover over-allotments, if any.

     We will amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting according to Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2001

PRELIMINARY PROSPECTUS
                             3,500,000 Common Shares

                      AMERICAN MORTGAGE ACCEPTANCE COMPANY


     We are selling 3,500,000 common shares of beneficial interest and we will receive all of the net proceeds from the sale. Our common shares are listed on the American Stock Exchange under the symbol "AMC". On November 29, 2001, the closing sale price of our common shares was $13.64.

     Investing in our shares involves a high degree of risk. You should carefully consider the information under the heading "Risk Factors" beginning on page 11 of this prospectus before buying our common shares.


                                                            Per Share   Total
                                                            ---------   -----

Public offering price..................................     $           $

Underwriter discounts and commissions..................     $           $

Proceeds, before expenses, to us.......................     $           $

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We have granted the underwriters an option for a period of 30 days to purchase up to 525,000 additional common shares at the public offering price, less the underwriting discounts, to cover over-allotments, if any. We have also granted to Friedman, Billings, Ramsey & Co., Inc., as representative of the underwriters, and its designated affiliates warrants to purchase up to 35,000 common shares (40,250 in the event the underwriters exercise their over-allotment option). See "Underwriting" beginning on page 58 of this prospectus.

     We expect the common shares will be ready for delivery to purchasers on or about , 2002.



                            FRIEDMAN BILLINGS RAMSEY



          , 2001

                           Forward-Looking Statements

     This prospectus contains or incorporates by reference certain forward-looking statements. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those related to:

      o our ability to originate or acquire loans, mortgage-backed securities or other investments on favorable terms;

      o   changes in short-term interest rates;

      o risks associated with investing in real estate, including changes in business conditions and the general economy;

      o potential conflicts of interest among Related AMI Associates, Inc. (our advisor), Related Capital and us;

      o   our ability to obtain borrowings to finance our investments;

      o illiquidity of our portfolio of loans, mortgage-backed securities or other investments;

      o increases in the prepayments on the mortgage loans securing our mortgage-backed securities;

      o   changes in government regulations affecting our business; and

      o our ability to maintain our qualifications as a real estate investment trust for federal income tax purposes.

     Other risks, uncertainties and factors, including those discussed under "Risk Factors" on page 11 of this prospectus or described in reports that we file from time to time with the Securities and Exchange Commission such as our Forms 10-K and 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements that we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary highlights information in this prospectus. The summary is not complete and does not contain all of the information you should consider before investing in our common shares. We urge you to carefully read this entire prospectus, including the financial statements, along with the information that is incorporated by reference into this prospectus. You should carefully consider the information discussed under "Risk Factors" before you decide to purchase our shares. All references to "we," "us" or the "Company" mean American Mortgage Acceptance Company and our wholly-owned subsidiaries. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Our Business

     We are a real estate investment trust that seeks asset diversification, capital appreciation and income for distributions to our shareholders primarily through the acquisition and origination of both government insured and uninsured mortgages secured by multifamily properties. These investments may take the form of government insured first mortgages and uninsured mezzanine loans, construction loans and bridge loans. We may also invest in other real estate assets, including commercial mortgage-backed securities.

     At September 30, 2001, we had total assets of $99.9 million of which $97.7 million represented mortgage investments. At September 30, 2001, approximately 65% of our assets consisted of mortgages guaranteed or insured by a United States government agency such as the Federal Housing Authority ("FHA") or the Government National Mortgage Association ("GNMA" or "Ginnie Mae") or by Fannie Mae. At September 30, 2001, we owned $46.9 million in Ginnie Mae certificates and had invested $17.7 million in FHA insured first mortgage loans. We generally seek to maintain 40% of our mortgage investments in government insured or guaranteed investments.

     At September 30, 2001, we owned $7.4 million in mezzanine loans and $5.5 million in bridge loans funded in connection with the development of multifamily properties which benefit from the Low Income Housing Tax Credit ("LIHTC") program under Section 42 of the Internal Revenue Code. We also owned an indirect investment in commercial mortgage-backed securities ("CMBS") through our $20.2 million preferred equity interest in ARCap Investors L.L.C. ("ARCap").

     The following chart depicts our mortgage investments as of September 30, 2001:


[graphic omitted]


     Through a program with Fannie Mae, we originate construction and permanent loans for multifamily properties on Fannie Mae's behalf. We guarantee a first loss position and receive loss sharing and loan origination fees for loans that we originate. As of September 30, 2001, we originated loans totaling approximately $2.2 million and have made forward commitments for an additional approximately $6.8 million.
Our maximum exposure under the Fannie Mae program and the forward commitments at September 30, 2001 was $6.0 million. We have not acquired an interest in any of the loans we have originated on Fannie Mae's behalf. Since we entered into the loan program, the level of loan origination competition has increased, reducing our projected financing volume and profitability. As a result, we are de-emphasizing this program and evaluating the possibility of transferring our rights and obligations in the loan program to a third party.

     We finance the acquisition of our assets primarily through borrowing at short term rates using demand repurchase agreements. Under our declaration of trust, we may incur permanent indebtedness of up to 50% of our total market value calculated at the time the debt is incurred. Permanent indebtedness and working capital indebtedness may not exceed 100% of our total market value. Our declaration of trust provides that we may not change our policy regarding indebtedness without the consent of a majority in interest of our shareholders.

     We were formed in June 1991 as a Massachusetts business trust. From formation until April 1999, we were a closed-end, finite-life REIT not permitted to finance or invest beyond the proceeds raised in our initial public offering. In April 1999, we reorganized the Company into an open-ended, infinite-life REIT authorized to issue debt and equity securities and make a broader range of investments. Also in April 1999, we changed our name from American Mortgage Investors Trust to American Mortgage Acceptance Company. In July 1999, we listed our shares on the American Stock Exchange.

     We have engaged Related AMI Associates, Inc., which we refer to as our "Advisor," to manage our day-to-day affairs. Our Advisor has subcontracted its management obligations to its affiliate, Related Capital Company, the nation's largest non-agency financier of affordable multifamily housing. The management team responsible for our day-to-day affairs has an average of 12 years of experience with Related Capital and an average of 20 years experience in the real estate industry.

Our Industry

     We focus our origination and acquisition efforts on several types of multifamily housing financing. Commercial mortgage lenders originated multifamily housing loans totaling $26.5 billion in 2000, more than half of which were insured or guaranteed by an agency of the United States government. Based upon a Prudential Financial report dated May 2001, we believe that the estimated total amount of multifamily mezzanine loan originations was $5.77 billion in 2000.

     According to the National Multi Housing Council, in the year 2001 there were 16.1 million apartment units in the United States in buildings of more than five units valued at over $1.3 trillion. This market has increased from 15.4 million apartment units with an estimated value of $767.1 billion in 1990, representing an average annual increase in value of 5.5% during the past decade. Over the past 20 years the multifamily sector has delivered one of the highest average total investment returns of all real estate property types according to the National Council of Real Estate Investment Fiduciaries. We believe there will continue to be a strong demand for multifamily housing related to factors such as population growth and household formations. The National Association of Home Builders, in its report released in February 2001, has estimated that this demand will support production of more than 3.4 million new multifamily units from 2001 to 2010. Improved capital market discipline, including the lower debt ratios of America's largest apartment real estate investment trusts, bode well for the multifamily housing industry. We believe the multifamily housing sector will continue to be the favored sector for income-producing properties as well as the top performer in terms of rent increases through mid-2002.

     Within the multifamily sector, we focus a portion of our originations on bridge loans that are secured by interests in affordable multifamily housing. We believe there is a significant unmet demand for affordable multifamily housing. According to a United States Department of Housing and Urban Development report dated January, 2001, 4.9 million households are in need of quality affordable housing. We believe that affordable multifamily housing provides an excellent form of collateral, which is further described below under "Our Investment Strategy -- Bridge Loans."

Our Investment Strategy

     Since our 1999 reorganization, our goal has been to increase the return on our asset base by investing in higher yielding assets while balancing our risk by maintaining a portion of our investments in government agency guaranteed or insured assets and maintaining a conservative capital structure.

     We invest in the following types of assets:

     Government Insured and Guaranteed Investments. We generally seek to maintain approximately 40% of our mortgage investments in government insured or guaranteed investments. We do this primarily through the acquisition or origination of mortgage loans on multifamily properties, the principal of which is insured by FHA, and the acquisition of Ginnie Mae mortgage-backed securities and pass-through certificates. We may also acquire mortgage-backed securities insured by Fannie Mae or the Federal Loan Mortgage Corporation ("Freddie Mac"). Government agency insured lending offers us safety, liquidity and moderate yields, while also providing us with a strong asset base for collateralized borrowing on favorable terms.

     Mezzanine Loans. Mezzanine loans are subordinate to senior mortgages and generally include a participating component, such as a right to a portion of the cash flow and refinancing and sale proceeds from the underlying properties.

     We seek to capitalize on attractive yields available through the funding of mezzanine debt in combination with our origination of government insured multifamily first mortgages. We believe that we are one of the few lenders in the country who offer mezzanine loans in conjunction with agency-insured first mortgage loans.

     Our mezzanine loans typically finance newly constructed or rehabilitated market-rate multifamily properties and generally have terms of 40 years with an option to call the loan on 12 months notice at any time after the 10th anniversary of the equity loan closing. These loans are typically in a subordinated mortgage position, are secured by equity interests in the borrower and have limited recourse to the borrower for the three years from the date of the loan. We seek properties in growing real estate markets with well capitalized developers or guarantors. We leverage the expertise of our Advisor and its affiliates in both the initial underwriting of the property, as well as in the ongoing monitoring of the property through construction, lease-up and stabilization.

     Bridge Loans. Our bridge loans are typically funded in connection with the development of multifamily properties which benefit from the LIHTC program. We believe that since 1989, on average, nearly one-third of each year's new multifamily property construction contains an affordable component that produces LIHTCs (from 1989 through 1999 the number of affordable units producing LIHTCs ranged from 62,000 to 126,000). Due to the equity payment schedule typically associated with LIHTC investment programs, there can be periods in a construction cycle where a developer needs short term capital. To capitalize on this demand, we offer bridge loans to developers with typical terms of approximately 12 months and which are collateralized by the equity interests in the property owner. We may also provide bridge loans for properties undergoing rehabilitation by new owners when we believe the rehabilitation process will add significant value to the property and reduce our effective loan-to-value ratio and our risk of loss. Our loans may finance the initial purchase or the subsequent rehabilitation of a property.

     We focus our bridge lending on LIHTC properties because we believe that default risks ordinarily associated with bridge lending are substantially reduced by the presence of LIHTCs, the value of which typically averages two to four times the principal amount of the bridge loan. The beneficial owners of these LIHTC properties are typically Fortune 500 companies that have invested in order to receive the tax benefits of the LIHTC which are received ratably over an 11 year period. In the event that these properties cannot support their debt service, the beneficial owners have an incentive to maintain the debt service so that they can avoid foreclosure of their equity interests and the loss of the tax benefits associated with the LIHTCs. According to Fitch IBCA, loans underlying CMBS collateralized in part by multifamily properties that benefit from federal LIHTCs are expected to have reduced risk of default due to indirect collateral enhancement provided by LIHTCs.

     Commercial Mortgage-Backed Securities. We may invest in subordinated CMBS, which offer the advantage of significantly higher yields than government insured and guaranteed investments. The market values of subordinated interests in CMBS and other subordinated securities tend to be more sensitive to changes in economic conditions than senior, rated classes. As a result of these and other factors, subordinated interests generally are not actively traded and may not provide holders with liquidity of investment.

     We currently invest indirectly in CMBS through our convertible preferred equity investment in ARCap. ARCap specializes in, and is a recognized industry leader in investing in, non-investment grade and unrated subordinated CMBS. The CMBS which comprise ARCap's portfolio are collateralized by a diverse range of underlying properties including multifamily, retail, office and hotel.

Our Capital Structure

     We seek to maintain a conservative capital structure, which we believe distinguishes us from other more highly leveraged mortgage REITs. In this regard, our declaration of trust limits our use of debt financing. Our permanent indebtedness may not exceed 50% of our total market value calculated at the time the debt is incurred. Furthermore, our permanent indebtedness, when combined with our working capital indebtedness, may not exceed 100% of our total market value calculated at the time the debt is incurred. As of September 30, 2001, our indebtedness, all of which was working capital indebtedness, was $43.2 million and our ratio of indebtedness to total market value was 43.2%.

Our Advisor

     Related Capital, a financial services subsidiary of The Related Companies, L.P., has specialized in offering debt and equity products to mid-market multifamily owners and developers for over 29 years and has provided debt and equity financing for over 1,200 properties valued at over $11 billion and located in 45 states and Puerto Rico. According to the 2001 National Multihousing Council survey, Related Capital is the third largest owner of apartments in the United States with ownership interests in 160,860 apartment units.

     Related Capital is currently the nation's largest non-agency provider of financing for multifamily federal LIHTC housing. In 2000, Related Capital and its affiliated entities provided over $900 million of debt and equity financing for affordable multifamily housing. We benefit from the marketing efforts of Related Capital's origination groups, which offer our bridge loan program in connection with LIHTC equity investments to developers nationally. We have access to Related Capital's proprietary client base, which includes some of the nation's most active and respected developers of affordable multifamily housing.

     We also benefit from Related Capital's underwriting and asset management expertise. Related Capital, through 13 asset management offices throughout the country, currently provides asset management services for a portfolio of over 765 multifamily properties.

     An affiliate of Related Capital also manages another American Stock Exchange-listed company, Charter Municipal Mortgage Acceptance Company ("CharterMac"). CharterMac predominately invests in tax-exempt revenue bonds that secure affordable multifamily housing properties. On October 26, 2001, a subsidiary of CharterMac announced that it was acquiring PW Funding, Inc., a national mortgage banking firm specializing in agency lending to multifamily housing properties. PW Funding is a Fannie Mae Delegated Underwriting and Servicing program lender and an FHA lender. In addition, one of PW Funding's subsidiaries is a Freddie Mac Program Plus Lender. The acquisition is expected to close by the end of the year, subject to Fannie Mae and Freddie Mac approval and customary conditions. We believe that we will be able to benefit, through our affiliation with CharterMac's manager, from the PW Funding acquisition as it may provide us with a pipeline of product for both our bridge lending and our mezzanine lending products.

     The Related Companies, L.P. is one of the nation's largest developers of premier multifamily and mixed-use real estate assets. Since 1972, The Related Companies, L.P. and its predecessor, have developed 156 properties, including 142 multifamily properties and 14 commercial properties. Related Management Company, a division of

The Related Companies, L.P., directly manages 153 multifamily rental properties totaling 19,000 residential units. The Related Companies, L.P. currently has 22 fully-financed developments currently under construction, totaling $3.8 billion, the largest of which is AOL Time Warner Center, a 2.8 million square foot mixed use premier property located in Manhattan at the intersection of Central Park South and Central Park West. The property will feature AOL Time Warner, Inc.'s world headquarters, including a CNN broadcasting facility, as well as luxury retail and restaurants, a Mandarin Oriental Hotel and super-luxury, high-rise residential units.

General Information

     We have elected to be treated as a real estate investment trust (a "REIT") for federal income tax purposes. This treatment permits us to deduct dividend distributions to our shareholders for federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its shareholders by way of dividends. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under "Certain Federal Income Tax Considerations."

     Our principal executive offices are located at 625 Madison Avenue, New York, New York 10022. Our telephone number is (212) 421-5333.

                                  The Offering

Common shares of beneficial interest offered by us.....   3,500,000 shares(1)

Common shares of beneficial interest outstanding
  after this offering..................................   7,373,630 shares(2)(3)

American Stock Exchange symbol.........................   AMC
------------
(1) 4,025,000 shares if the underwriters exercise their over-allotment option in full.
(2) Includes 35,000 shares that we will issue to our Advisor upon completion of this offering (we will issue an additional 5,250 Shares to our Advisor if the underwriters exercise their over-allotment in full) pursuant to our advisory agreement, which entitles our Advisor to receive as compensation a number of shares equal to 1% of all common shares issued by us.
(3) 7,903,880 shares (including 5,250 shares to be issued as described in footnote 2 above) if the underwriters exercise their over-allotment option in full. Does not include 383,924 common shares reserved for issuance under our Incentive Share Option Plan. Does not include 35,000 common shares (40,250 assuming exercise of the underwriters' over-allotment) issuable to the representative of the underwriters upon exercise of its warrant. See "Underwriting."

                                 Use of Proceeds

     We intend to use the net proceeds from the sale of our common shares to acquire and originate government insured and uninsured mortgage investments consistent with our investment policy limitations as stated in our declaration of trust.

     The net proceeds from the sale of 3,500,000 common shares will be approximately $[ ] after deducting the underwriting discount and the estimated expenses of the offering.

                             Summary Financial Data

     The summary financial data as of December 31, 2000, 1999 and 1998 and for the years then ended are derived from our audited financial statements for those years. The summary financial data for the nine months ended September 30, 2000 and 2001 are derived from our unaudited financial statements for those periods. You should read this summary financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited and unaudited financial statements and notes thereto included and incorporated by reference in this prospectus beginning on page F-1.



                                               Nine Months Ended September 30,       Year Ended December 31,
                                               -------------------------------   --------------------------------
                                                    2001           2000           2000           1999          1998
                                                    ----           ----           ----           ----          ----
Operating Data:
Mortgage loan income.......................    $  2,256,514   $  1,188,021   $  1,565,219   $  2,569,901  $ 3,037,882
GNMA income................................       1,354,307        355,962        472,693        785,591      880,680
CMBS income................................              --      2,867,659      3,189,407        950,456           --
Equity in earnings of ARCap................       1,788,137             --        401,096             --           --
Temporary investment income................          46,544      1,845,770      2,084,417      1,092,617      112,953
Other income...............................         304,345        444,828        598,307        109,017           --
Net (loss) gain on investments.............        (211,572)      (392,445)      (227,541)     3,054,011       12,144
Interest expense...........................      (1,099,607)    (2,856,936)    (3,371,906)      (906,581)          --
Other expenses.............................        (793,384)    (1,075,939)    (1,393,935)    (1,394,712)    (647,047)
                                               -------------  -------------  -------------  ------------- ------------
Net income.................................    $  3,645,284   $  2,376,920   $  3,317,757   $  6,260,300  $ 3,396,612
                                               ============   ============   ============   ============  ===========

Net income per share (basic and diluted)...    $       0.95   $       0.62   $       0.86   $       1.63  $      0.88
                                               ============   ============   ============   ============  ===========

Weighted average shares outstanding (basic
   and diluted)............................       3,838,630      3,838,630      3,838,630      3,841,931    3,845,101
                                               ============   ============   ============   ============  ===========



                                           As of September 30,                      As of December 31,
                                     ------------------------------   -----------------------------------------------
Balance Sheet Data:                       2001            2000             2000            1999             1998
                                     --------------  --------------   --------------  --------------   --------------

Total assets.........................$   99,912,427  $  121,322,167   $   70,438,313  $  115,565,441   $   59,993,040
Repurchase facilities payable........$   43,191,173  $   20,061,000   $   12,655,940  $   19,127,000   $           --
Total shareholders' equity...........$   54,720,311  $   55,453,276   $   55,075,873  $   57,091,365   $   58,204,574


                                 Capitalization

     Our actual capitalization at September 30, 2001, and our capitalization as adjusted to give effect to the issuance of 3,500,000 common shares in this offering at an assumed price of $ per share (the closing price on November , 2001), is set forth below.


                                                                                    September 30, 2001
                                                                         ---------------------------------------
                                                                             Actual               As Adjusted*
                                                                         --------------         ----------------

Shares of beneficial interest; par value $.10 per share;
   12,500,000 shares authorized; 4,213,826 issued and 3,838,630 outstanding (as adjusted 7,748,826 issued and 7,373,630
   outstanding)...............................................              $   421,383            $     774,883
Treasury shares of beneficial interest; 375,196 shares........                  (37,520)                 (37,520)
Additional paid-in-capital....................................               68,840,500
Distributions in excess of net income.........................              (14,655,543)             (14,655,543)
Accumulated other comprehensive income........................                  151,491                  151,491

   Total......................................................              $54,720,311            $
                                                                           ============           ==============

------------

* After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Includes 35,000 shares that we will issue to our Advisor (40,250 if the underwriters exercise their over-allotment option in full) upon completion of this offering pursuant to our advisory agreement with our Advisor. Assumes no exercise of the underwriters' over-allotment option to purchase up to an additional 525,000 shares. Does not include 35,000 common shares (40,250 assuming exercise of the underwriters' over-allotment) issuable to the representative of the underwriters upon exercise of its warrant. See "Underwriting."

                                  RISK FACTORS

     An investment in our common shares involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our common shares could decline and you may lose all or part of your investment.

Mortgage investments that are not United States government insured and non-investment grade mortgage assets involve risk of loss

     o    General

     We intend to continue to originate and acquire uninsured and non-investment grade mortgage loans and mortgage assets as part of our investment strategy. Such loans and assets may include mezzanine loans, bridge loans and CMBS. While holding such interests, we will be subject to risks of borrower defaults, bankruptcies, fraud and losses and special hazard losses that are not covered by standard hazard insurance. Also, the costs of financing the mortgage loans could exceed the return on the mortgage loans. In the event of any default under mortgage loans held by us, we will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. To the extent we suffer such losses with respect to our investments in mortgage loans, the value of the Company and the price of our common shares may be adversely affected.

     o Limited recourse loans may limit our recovery to the value of the mortgaged property

     Our mortgage loans are generally non-recourse, except for our mezzanine loans, which typically have limited recourse provisions for the first three years from the date of the loan. In addition, limited recourse against the borrower may be further limited by applicable provisions of the laws of the jurisdictions in which the mortgaged properties are located or by the selection of remedies and the impact of those laws on that selection. With respect to our non-recourse mortgage loans, in the event of a borrower default, the specific mortgaged property and other assets, if any, pledged to secure the relevant mortgage loan, may be less than the amount owed under the mortgage loan. As to those mortgage loans that provide for recourse against the borrower and its assets generally, there can be no assurance that such recourse will provide a recovery in respect of a defaulted mortgage loan greater than the liquidation value of the mortgaged property securing that mortgage loan.

Competition in acquiring desirable mortgage investments may limit the availability of desirable investments which could, in turn, negatively affect our ability to maintain our dividend distribution

     We compete for mortgage asset investments with numerous public and private real estate investment vehicles, such as mortgage banks, pension funds, real estate investment trusts, institutional investors and individuals. Mortgages, subordinated interests in CMBS and other investments are often obtained through a competitive bidding process. In addition, competitors may seek to establish relationships with the financial institutions and other firms from which we intend to purchase such assets. Many of our anticipated competitors are larger than us, may have access to greater capital and other resources, may have management personnel with more experience than our officers or our Advisor and may have other advantages over us and the Advisor in conducting certain business and providing certain services. Competition may result in higher prices for mortgage assets, lower yields and a narrower spread of yields over our borrowing costs. In addition, competition for desirable investments could delay the investment of proceeds from this offering in desirable assets, which may, in turn, reduce earnings per share and may negatively affect our ability to maintain our dividend distribution. There can be no assurance that we will achieve investment results that will allow any specified level of cash distribution.

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Interest rate fluctuations will affect the value of mortgage assets, net income and the common shares

     o    General

     Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations can adversely affect our income and value of our common shares in many ways and present a variety of risks, including the risk of a mismatch between asset yields and borrowing rates, variances in the yield curve and changing prepayment rates.

     o Interest rate mismatch could occur between asset yields and borrowing rates resulting in decreased yield

     Our operating results will depend in large part on differences between the income from our assets (net of credit losses) and our borrowing costs. We expect that most of our assets will bear fixed interest rates and will have terms in excess of five years. We fund the origination and acquisition of a significant portion of our assets with borrowings which have interest rates that reset relatively rapidly, such as monthly or quarterly. We anticipate that, in most cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of our borrowings, creating a mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may influence our net income. For example, our borrowings under our repurchase agreements bear interest at rates that fluctuate with LIBOR. Based on the $43.2 million of borrowings outstanding under these facilities at September 30, 2001, a 1% change in LIBOR would impact our annual net income and cash flows by approximately $432,000. Increases in these rates will tend to decrease our net income and market value of our net assets. Interest rate fluctuations that result in our interest expense exceeding interest income would result in our incurring operating losses.

     o    Prepayment rates can increase, thus adversely affecting yields

     The value of our assets may be affected by prepayment rates on investments. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. To the extent we originate mortgage loans, we expect that such mortgage loans will have a measure of protection from prepayment in the form of prepayment lock-out periods or prepayment penalties. However, such protection may not be available with respect to investments which we acquire, but do not originate. In periods of declining mortgage interest rates, prepayments on mortgages generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the investments that were prepaid. In addition, the market value of mortgage investments may, because of the risk of prepayment, benefit less from declining interest rates than from other fixed-income securities. Conversely, in periods of rising interest rates, prepayments on mortgages generally decrease, in which case we would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

We are dependent on our Advisor and if our Advisor terminates our advisory agreement, we may not be able to find an adequate replacement advisor

     We have no employees, although for administrative purposes we have appointed officers. We have entered into an advisory agreement with our Advisor under which our Advisor provides us with all of the services vital to our operations. We are dependent on our Advisor for the management and administration of our business and investments. The results of our operations will be dependent upon the availability of, and our Advisor's ability to identify and capitalize on, investment opportunities. The agreement may be terminated (i) without cause by our Advisor or (ii) with or without cause by a majority of our independent trustees, each without penalty and each upon 60 days' prior written notice to the non-terminating party. If our Advisor terminates our agreement, we may not be able to find an adequate replacement advisor.

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Conflicts of interest could arise among our Advisor, Related Capital and us with respect to investment opportunities

     Our Advisor has subcontracted to Related Capital the obligation to provide the services which our Advisor is required to provide under an advisory agreement with us. There are risks involved with this arrangement. Under our advisory agreement, our Advisor and Related Capital are permitted to act as advisor to any other person or entity having investment policies similar to ours, including other real estate investment trusts. Generally, in conflict situations with non-affiliated entities, our Advisor must present an investment opportunity to us if the opportunity is within our investment objectives and policies, the opportunity is of a character that could be taken by us, and we have the financial resources to take advantage of the opportunity. However, to the extent that other companies advised by or affiliated with our Advisor or Related Capital have similar investment objectives to ours and have funds available for investment at the same time as us or to the extent that an investment is potentially suitable for us and at least one such entity, conflicts of interest could arise as to which entity should acquire the investment.

     Related Capital effectively controls and manages a closed-end publicly held limited partnership with similar investment objectives that may invest in mortgages suitable for investment by us (although, barring reinvestment of refinancing proceeds, this entity has fully invested its available funds and is not permitted to raise additional capital). In addition, an affiliate of Related Capital is the manager of Charter Municipal Mortgage Acceptance Company ("CharterMac"), which is an American Stock Exchange-listed company which invests primarily in tax-exempt mortgage investments but has in the past, and may in the future, invest in taxable mortgage investments similar to those in which we invest. For example, CharterMac has recently acquired an interest in ARCap. Finally Related Capital also effectively controls two Delaware limited liability companies whose principal lines of business have been the arrangement of credit enhancements for tax-exempt revenue bonds, although from time to time they may invest in taxable mortgage investments similar to ours. As of the date of this prospectus, neither entity is actively operating.

     To the extent that these entities, as well as affiliated entities which may be formed by affiliates of Related Capital in the future, have funds available for investment at the same time as us and a potentially suitable investment is offered to us or the affiliated entity, our Advisor will review the affiliated entity's and our investment portfolios and will determine whether or not the investment should be made by the affiliated company or by us based upon factors such as the amount of funds available for investment, yield and portfolio diversification. If the making of a mortgage loan or other mortgage investment appears equally appropriate for these entities, the mortgage loan or other mortgage investment will either be made by a joint venture between two or more such entities, or will be allocated to one program on a basis of rotation with the initial order of priority determined by the dates of formation of the programs.

Conflicts of interest could arise in transactions where we lend to borrowers affiliated with Related Capital

     We have invested in, and may in the future invest in, mortgage investments secured by properties in which either direct or indirect affiliates of Related Capital own equity interests in the borrower. Our declaration of trust requires that any transaction between our Advisor, Related Capital or any of their affiliates and us be approved by a majority of trustees, including a majority of the independent trustees, not otherwise interested in the transaction, as being fair and reasonable and on terms not less favorable to us than those available from unaffiliated third parties. As of September 30, 2001, we have 6 mortgage investments to borrowers that are affiliates of Related Capital totaling approximately $11,728,000. Typically, these affiliate borrowers are limited partnerships where the general partner is either an affiliate of Related Capital or an unaffiliated third party with a 1% general partnership interest and the 99% limited partner is a limited partnership in which an affiliate of Related Capital owns a 1% general partnership interest and one or more Fortune 500 companies own a 99% limited partnership interest.

     Every transaction entered into between us and a Related Capital affiliate raises a potential conflict of interest. In addition to the initial determination to invest in mortgage investments secured by properties owned by a Related Capital affiliate, such conflicts of interest with respect to these mortgage investments include, among others, decisions regarding (i) whether to waive defaults of such Related Capital affiliate, (ii) whether to foreclose on a loan, and (iii) whether to permit additional financing on the properties securing our investments other than financing provided by us.

We may not accurately assess investment yields, which may result in losses to us

     Before making any investment, our Advisor will consider the expected yield of the investment and the factors that may influence the yield actually obtained on such investment. These considerations will affect our or our Advisor's decision whether to purchase such an investment and the price offered for such an investment. No assurances can be given that we or our Advisor can make an accurate assessment of the yield to be produced by an investment. Many factors beyond our and our Advisor's control are likely to influence the yield on the investments, including, but not limited to, competitive conditions in the local real estate market, local and general economic conditions and the quality of management of the underlying property. Our Advisor's inability to accurately assess investment yields may result in our purchasing assets that do not perform as well as expected, which may adversely affect the price of our common shares.

In our loan program with Fannie Mae, we guarantee a first loss position

     Under our loan program with Fannie Mae we may originate, on Fannie Mae's behalf, up to $250 million in construction and permanent loans for multifamily properties. In the event we were to originate $250 million in loans pursuant to this program, we would guarantee a first loss position on these loans equal to the amount lost on the loans of up to a maximum of $21.25 million. If defaults occur on loans originated by us then we may be required to make an immediate cash payment of up to the total amount of our first loss position. As of September 30, 2001, we originated, on Fannie Mae's behalf, loans totaling approximately $2.2 million and have made forward commitments for an additional approximately $6.8 million. We also guaranteed construction loans for which we have issued a forward commitment to originate a loan under the Fannie Mae program, with respect to which we guarantee repayment of 100% of such construction loans. Our maximum exposure under the Fannie Mae program and the forward commitments at September 30, 2001 was $6.0 million. We have not acquired an interest in any of the loans we have originated on Fannie Mae's behalf.

Volatility of values of mortgaged properties may adversely affect our mortgage loans

     Multifamily and commercial property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs). In the event net operating income decreases, a borrower may have difficulty paying our mortgage loan, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our mortgage loans, which could also cause us to suffer losses.

We are subject to construction completion risks

     Some of our mortgages are secured by multifamily housing properties which are still in various stages of construction. Construction of such properties generally takes approximately 12 to 24 months. The principal risk associated with construction lending is the risk of noncompletion of construction which may arise as a result of: (i) underestimated initial construction costs (ii) cost overruns during construction (iii) delays in construction (iv) failure to obtain governmental approvals and (v) adverse weather and other unpredictable contingencies beyond the control of the developer. If a mortgage loan is called due to construction not being completed as required in the mortgage loan documents, we may determine to expend additional capital in order to preserve our investment.

     In order to minimize certain risks which may occur during the construction phase of a property, our Advisor endeavors to obtain in most instances one or more types of security during such period, including a construction completion guarantee from the principals of the property owner, personal recourse to the property owner and payment and performance bonding of the general contractor, if any, with respect to a property securing our investment. In addition, our Advisor may require principals of the property owner to provide us with an operating deficit guarantee, covering operating deficits of a property securing an investment during an agreed-upon period. We may not be able, however, to obtain such security with respect to certain properties. In other cases, we may decide to forego certain types of available security if we determine that the security is not necessary or is too expensive to obtain in relation to the risks covered.

Bridge and mezzanine loans involve greater risks of loss than senior loans secured by income producing properties

     We have acquired and expect to continue to acquire bridge and mezzanine loans. These types of mortgage loans are considered to involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property due to a variety of factors, including the loan becoming unsecured as a result of foreclosure by the senior lender. We may not recover some or all of our investment in such loans. In addition, bridge loans and mezzanine loans may have higher loan to value ratios than conventional mortgage loans resulting in less equity in the property and increasing the risk of loss of principal.

Subordinated interests are subject to increased risk of first loss or non-investment grade subordinated interests

     We have invested indirectly in subordinated CMBS through our ownership of a preferred membership interest in ARCap Investors L.L.C. ("ARCap"). Subordinated CMBS of the type in which ARCap invests include "first loss" and non-investment grade subordinated interests. A first loss security is the most subordinate class in a structure and accordingly is the first to bear the loss upon a default on restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. Such classes are subject to special risks, including a greater risk of loss of principal and non-payment of interest than more senior, rated classes. The market values of subordinated interests in CMBS and other subordinated securities tend to be more sensitive to changes in economic conditions than more senior, rated classes. As a result of these and other factors, subordinated interests generally are not actively traded and may not provide holders with liquidity of investment. With respect to our investment in ARCap, our ability to transfer our membership interest in ARCap is further limited by the terms of ARCap's operating agreement.

Participating interests in mortgages may not be available and even if obtained may not be realized

     In connection with the acquisition and origination of mortgages, we have obtained and may continue to obtain participating interests that may entitle us to payments based upon a development's cash flow, profits or any increase in the value of the development that would be realized upon a refinancing or sale of the development. Competition for participating interests is dependent to a large degree upon market conditions. Participating interests are more difficult to obtain when mortgage financing is available at relatively low interest rates. In the current interest rate environment, we may have greater difficulty obtaining participating interests. Participating interests are not government insured or guaranteed and are therefore subject to the general risks inherent in real estate investments. Therefore, even if we are successful in investing in mortgage investments which provide for participating interests, there can be no assurance that such interests will result in additional payments to us.

Short-term repurchase agreements are our primary method of financing and they involve risk of loss

     We primarily finance and expect to continue to finance primarily through collateralized borrowing in the form of repurchase agreements, which involve the sale by us of assets concurrently with an agreement by us to repurchase such assets at a later date at a fixed price. During the repurchase agreement period, we continue to receive principal and interest payments on the assets. The use of borrowing, or "leverage," to finance our assets involves a number of risks, including the following:

     o If we are unable to renew our borrowings at favorable rates, we may be forced to sell assets and our profitability may be adversely affected.

     We rely primarily on short-term repurchase agreements to finance our assets. Our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and our ability to renew or replace maturing short-term borrowings on a continuous basis. If we are not able to renew or replace maturing borrowings, we would be forced to sell some of our assets under possibly adverse market conditions, which may adversely affect our profitability. As of September 30, 2001, we had borrowings of $43.2 million outstanding under our repurchase facilities, all of which have 30 day settlement terms.

     o A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions.

     Repurchase agreements involve the risk that the market value of the securities sold by us may decline and that we will be required to post additional collateral, reduce the amount borrowed or suffer forced sales of the collateral. If forced sales were made at prices lower than the carrying value of the collateral, we would experience additional losses. If we are forced to liquidate our assets to repay borrowings, there can be no assurance that we will be able to maintain compliance with the REIT asset and source of income requirements.

     o Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.

     Our total borrowings of $43.2 million at September 30, 2001 were made using repurchase agreements which require us to pledge certain of our assets to the respective lenders to secure our obligations thereunder. Borrowings made under repurchase agreements may qualify for special treatment under the Bankruptcy Code, which may make it difficult for us to recover our pledged assets if a lender files for bankruptcy. In addition, if we were to file for bankruptcy, lenders under our repurchase agreements may be able to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, the assets we pledged under these agreements without delay.

     o    Liquidation of collateral may jeopardize our REIT status

     To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our mortgage investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of the asset and source of income requirements, and the consequences of our failure to continue to qualify as a REIT, please see the "Certain Federal Income Tax Considerations" section of this prospectus.

Hedging transactions can limit gains and increase exposure to losses

     Although we have not entered into any hedging transactions to date, we may enter into such transactions primarily to protect us from the effects of interest rate fluctuations on floating rate debt and also to protect our portfolio of mortgage assets from interest rate and prepayment rate fluctuations. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Moreover, no hedging activity can completely insulate us from the risks associated with changes in interest rates and prepayment rates.

     Hedging involves risk and typically involves costs, including transaction costs. Such costs increase as the period covered by the hedging increases and during periods of rising and volatile interest rates. Such costs will limit the amount of cash available for distributions to shareholders. We intend generally to hedge as much of the interest rate risk as the Advisor determines is in our best interests given the cost of such hedging transactions.

     REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code"), may limit our ability to hedge our assets and related borrowings. Any limitation on our use of hedging techniques may result in greater interest rate risk.

Risks related to loans secured by properties that benefit from LIHTCs

     The success of our investments in loans secured by properties that benefit from using LIHTCs will be based in part on the results of operations of the underlying properties. The value of such loans and the quality of the underlying properties as collateral for such loans may be affected by other factors, such as property resale and other restrictive terms.

     o Regulations prevent sales of underlying properties for a 15 year period

     The law governing LIHTCs generally prohibits the owners of such properties from selling the properties during a 15 year tax credit compliance period and then may require, unless waived, that beginning in year 14 the properties be offered for sale for approximately a one year period of time at the same price originally paid for them plus an annual cost of living inflation factor. The properties will be at least 15 years old when they are sold and may not sell for the same price as new properties. Factors outside the owner's control, such as demand for apartments and real estate values generally, will determine whether the properties can be sold for more than the owner invested in them or the amount of our mortgage loan. The properties are required to be leased to low-income tenants at restricted rentals for periods in excess of the 15 year tax credit compliance period.

     o    Terms of government financings could limit revenues

     If a property receives government assistance or financing, the terms of the government assistance or financing (e.g., tenant eligibility, approvals for rent increases, limitations on the percentage of income which low- and moderate-income tenants may pay as rent) could limit the revenue from the property and depress its value and thereby jeopardize the owner's ability to repay our mortgage loan. There can be no assurance that government assistance programs which are intended to benefit a property will be continued by the assistance provider and that if such assistance is not continued that the property will generate sufficient additional revenue to substitute for the discontinued government assistance so as to meet its mortgage or operating obligations.

Geographic concentration and the credit quality of borrowers may result in losses

     We have not established any limit upon the geographic concentration of properties securing mortgage loans acquired or originated by us or the credit quality of borrowers of uninsured mortgage assets acquired or originated by us. As a result, properties securing our mortgage loans may be overly concentrated in certain geographic areas and the underlying borrowers of our uninsured mortgage assets may have low credit quality. We may experience losses due to geographic concentration or low credit quality.

Changes in mortgage loan programs could adversely affect us

     We could be hindered in making investments by adverse changes in the FHA insurance, Ginnie Mae or Fannie Mae guarantee programs or rules or regulations relating to them. Generally, once a mortgage has been endorsed for insurance or guaranteed, subsequent amendments to the rules or regulations would not apply retroactively to affect preexisting investments, but could affect prospective investments. Changes to the guarantee programs could adversely affect our ability to originate or acquire attractive investments.

There are a number of risks associated with being taxed as a REIT

     Our REIT status subjects us and our shareholders to a number of risks, including the following:

     o Failure to qualify as a REIT would have adverse tax consequences for us

     In order to maintain our REIT status we must meet a number of requirements. These requirements are highly technical and complex and often require an analysis of various factual matters and circumstances that may not be totally within our control. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS may make changes to the tax laws and regulations, and the courts may issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT. If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Therefore, we would have less money available for investments and for distributions to our shareholders. This may also have an adverse effect on the market value of our shares. In general, we would not be able to elect REIT status for four years after a year in which we lose our REIT status.

     o    As a REIT, our income can only come from limited types of sources

     To qualify as a REIT, at least 75% of our gross income must come from qualified real estate sources and 95% of our gross income must come from other sources that are itemized in the REIT tax laws. Therefore, we may have to forego opportunities to invest in potentially profitable businesses or assets because they would produce income that could jeopardize our status as a REIT.

     o    We have certain distribution requirements

     As a REIT, we must distribute to shareholders at least 90% of our REIT taxable income (excluding capital gains). The required distribution limits the amount we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue (such as original issue discount interest income attributable to our investment in ARCap) or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement.

o        We are also subject to other tax liabilities

     As a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would reduce our operating cash flow.

     For further discussion of the risks associated with REIT taxation, please see the "Certain Federal Income Tax Considerations" section of this prospectus.

Loss of Investment Company Act exemption would adversely affect us

     We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption then we would be regulated as an investment company and our business would be materially adversely affected. Investment company regulations would prevent us from conducting our business as described in this prospectus by, among other restrictions, reducing our ability to use borrowings. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of Securities Exchange Commission staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act. In meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. If the Commission or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

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


Restrictions on share accumulation in REITs could discourage a change of control of the Company

     In order for us to qualify as a REIT, not more than 50% of the number or value of the outstanding shares may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year or during a proportionate part of a shorter taxable year.

     In order to prevent five or fewer individuals from acquiring more than 50% of our outstanding shares, and our resulting failure to qualify as a REIT, our declaration of trust provides that, subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding shares. The shares most recently acquired by a person that are in excess of the 9.8% limit will not have any voting rights and be deemed to have been offered for sale to us for a period subsequent to the acquisition. Any person who acquires shares in excess of the 9.8% limit is obliged to immediately give written notice to us and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT.

     While these restrictions are designed to prevent any five individuals from owning more than 50% of our shares, they also discourage a change in control of the Company. These restrictions may also deter tender offers that may be attractive to shareholders or limit the opportunity for shareholders to receive a premium for their shares if an investor makes purchases of shares to acquire a block of shares.

Supermajority voting requirements for acquisitions and mergers could discourage a change of control of the Company

     Our declaration of trust requires that 80% of our shareholders and all of our independent trustees approve exchange offers, mergers, consolidations or similar transactions involving us in which our shareholders receive securities in a surviving entity having materially different investment objectives and policies, or that is anticipated to provide significantly greater compensation to management, except for transactions affected because of changes in applicable law, or to preserve tax advantages for a majority in interest of our shareholders.

Issuances of large amounts of our shares could cause our share price to decline

     As of September 30, 2001, there were 3,838,630 common shares outstanding. This prospectus relates to the sale of up to an additional 3,500,000 common shares, which may be increased to 4,025,000 common shares if the underwriters fully exercise their over-allotment option. Furthermore, in connection with this offering and the issuance of any shares in the future, the Advisor is entitled to receive as compensation shares equal to 1% of the issuance, which shares vest over a three year period and are restricted as to their transferability until they vest. The Advisor will receive 35,000 shares (40,250 shares if the underwriters exercise their overallotment option in full) in connection with this offering. We have also granted to the representative of the underwriters warrants to purchase up to 35,000 common shares (40,250 in the event the underwriters exercise their over-allotment option). See "Underwriting." In addition, we may issue common shares under our Incentive Share Option Plan, which currently provides for the issuance of up to 383,863 common shares. Finally, our declaration of trust permits our trustees to issue an unlimited number of shares (subject to the consent of shareholders if required pursuant to the rules of the American Stock Exchange).The issuance of shares could cause dilution of our existing shares and a decrease in the market price.

The recent terrorist attacks in the United States may have a negative effect on our earnings

     The terrorist attacks which occurred in New York City and Washington D.C. on September 11, 2001, and the subsequent military actions taken by the United States and its allies in response, have caused significant uncertainty in the global financial markets. While the short-term and long-term effects of these events and their potential consequences are uncertain, they could have a material adverse effect on general economic conditions, consumer confidence and market liquidity. Among other things, it is possible that short-term interest rates may be affected by these events. If short-term interest rates increase rapidly, it would cause our borrowing costs to increase in comparison to the interest rates we earn on our mortgage investments. If that were to happen, our earnings would be negatively affected. In addition, the rate of prepayment on the mortgages underlying our mortgage investments could increase as a result of adverse economic conditions, changes in interest rates and other factors, all of which could be affected by the events of September 11, 2001 and their aftermath.

Possible Shareholder Liability

     It is possible that certain states may not recognize the limited liability of shareholders, although our declaration of trust provides that our shareholders shall not be subject to any personal liability for our acts or obligations. Our declaration of trust also provides that every written agreement entered into by us shall contain a provision that our obligations are not enforceable against our shareholders personally. No personal liability should attach to our shareholders under any agreement containing such provision; however, not every written agreement entered into by us contains such a provision. In certain states, our shareholders may be held personally liable for contract claims where the underlying agreement does not specifically exclude shareholder liability. Our shareholders may also be held personally liable for other claims against us, such as tort claims, claims for taxes and certain statutory liability. Upon payment of any such liability, however, the shareholder will, in the absence of willful misconduct on the shareholder's part, be entitled to reimbursement from our general assets, to the extent such assets are sufficient to satisfy the claim.

Liability relating to environmental matters may impact the value of the underlying properties

     Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may adversely affect the value of the relevant mortgage asset held by us.

Cost of compliance with Americans With Disabilities Act and fire and safety regulations

     Certain underlying properties may be required to comply with the Americans with Disabilities Act, which has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to disabled people. Compliance with the Americans with Disabilities Act could require removal of access barriers and noncompliance could result in imposition of fines by the U.S. government or an award of damages to private litigants.

     In addition, owners are required to operate properties in compliance with fire and safety regulations, building codes, and other land use regulations. Compliance with such requirements may require owners to make substantial capital expenditures and these expenditures may impair an owner's ability to make debt payments, which in turn may adversely affect the value of the relevant mortgage asset held by us.

                                   OUR COMPANY

Formation and Background

     Our Company was formed on June 11, 1991 as a Massachusetts business trust. We have elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes.

     From formation until April 1999, we were a closed-end, finite-life REIT not permitted to finance or invest beyond the proceeds raised in our initial public offering. We invested our initial public offering proceeds primarily in government insured mortgages and guaranteed mortgage-backed certificates. In April 1999, we reorganized the Company into an open-ended, infinite life REIT authorized to issue debt and equity securities and make a broader range of investments.

     In April 1999, we changed our name from American Mortgage Investors Trust to American Mortgage Acceptance Company. Our shares of beneficial interest began trading on the American Stock Exchange on July 1, 1999 under the symbol "AMC". As of November 29, 2001, there were 3,838,630 common shares of beneficial interest outstanding.

Portfolio

     At September 30, 2001, we had total assets of $99.9 million of which $97.7 million represented mortgage investments. At September 30, 2001, approximately 65% of our assets consisted of mortgages guaranteed or insured by a United States government agency such as the Federal Housing Authority ("FHA") or the Government National Mortgage Association ("GNMA" or "Ginnie Mae") or by Fannie Mae. At September 30, 2001, we owned $46.9 million in Ginnie Mae certificates and had invested $17.7 million in FHA insured first mortgage loans. We generally seek to maintain 40% of our mortgage investments in government insured or guaranteed investments.

     At September 30, 2001, we owned $7.4 million in mezzanine loans and $5.5 million in bridge loans funded in connection with the development of multifamily properties which benefit from the Low Income Housing Tax Credit ("LIHTC") program under Section 42 of the Internal Revenue Code. We also owned an indirect investment in commercial mortgage-backed securities ("CMBS") through our $20.2 million preferred equity interest in ARCap Investors L.L.C. ("ARCap").

     Ginnie Mae Certificates

     As of September 30, 2001, our portfolio included six Government National Mortgage Association ("GNMA" or "Ginnie Mae") certificates.

     Ginnie Mae is a wholly owned United States government corporation within the Department of Housing and Urban Development created to support a secondary market in government-insured and guaranteed mortgage loans. Ginnie Mae guarantees the timely payment of principal and interest on its securities, which are backed by pools of FHA and other government agency insured or guaranteed mortgages. Ginnie Mae certificates are backed by the full faith and credit of the United States government. Ginnie Mae's are widely held and traded mortgage-backed securities and therefore provide a high degree of liquidity.

     The yield on the GNMA certificates will depend, in part, upon the rate and timing of principal prepayments on the underlying mortgages in the asset pool. Generally, as market interest rates decrease, mortgage prepayment rates increase and the market value of interest rate sensitive obligations like the GNMA certificates increases. As market interest rates increase, mortgage prepayment rates tend to decrease and the relative market value of interest rate sensitive obligations like the GNMAs tends to decrease. The effect of prepayments on yield is greater the earlier a prepayment of principal is received. Certain of our GNMAs that are collateralized by mortgage loans on multifamily properties are generally less subject to prepayment because they have prepayment lockout periods and prepayment penalties.

     Our portfolio of Ginnie Mae certificates as of September 30, 2001 is summarized in the table below.



                                       Carrying       Outstanding        Coupon
Certificate                             Amount          Balance           Rate          Final Payment
-----------------------               ----------     ------------      ----------      ---------------
Western Manor                       $    2,496,415   $   2,496,416      7.125%            March 2029
Elmhurst Village(1)                     19,602,489      19,480,735      7.745%          January 2042
Hollows Apartments(2)                    8,351,495       8,372,426      7.620%          January 2042
Copper Commons                           2,106,586       2,111,865      8.500%           August 2029
Reserve at Autumn Creek(3)              13,301,105      13,218,490      7.745%          January 2042
Sun Coast Capital                        1,010,715         982,697      7.000%            April 2027
                                    --------------   -------------     ----------       ---------------
         Total/Weighted average     $   46,868,805   $  46,662,629      7.711%(4)       October 2040(4)
                                    ==============   =============     ==========       ===============
------------
(1)  Construction loan certificate with a remaining balance to fund of $2,267,465.
(2)  Construction loan certificate with a remaining balance to fund of $573,674.
(3)  Construction loan certificate with a remaining balance to fund of $3,320,210.
(4)  Weighted average based on total amount committed for the construction costs.


     FHA Insured First Mortgage Loans

     As of September 30, 2001, our portfolio included two FHA insured first mortgage loans. The FHA is part of the United States Department of Housing and Urban Development created in 1934 under the National Housing Act to insure mortgages made to finance the construction, rehabilitation, purchase and refinancing of multifamily residential housing and other developments. Mortgage loans insured by the FHA generally have 40 year terms, not including any construction period, and are backed by the full faith and credit of the United States.

     Our portfolio of FHA insured first mortgage loans as of September 30, 2001 is summarized in the table below.



                                                                Outstanding
                                                  Carrying       Mortgage
         Property               Location           Amount         Balance       Interest Rate        Maturity
----------------------      ---------------     ------------    ------------   --------------   -------------------
Columbiana Lakes            Columbia, SC        $  9,099,026    $  8,919,374     7.250%           November 2035
Stony Brook Village II      East Haven, CT         8,629,584       8,342,532     7.625%               June 2037
                                                ------------    ------------     ----------      -----------------
     Total/Weighted average                     $ 17,728,610    $ 17,261,906     7.4312%(1)      September 2037(1)
                                                ============    ============     ==========      =================

------------
(1)  Weighted average based  on outstanding mortgage balance.

     The Columbiana Lakes FHA first mortgage was repaid on October 1, 2001, under an agreement with the obligor of the Columbiana Lakes FHA first mortgage and related mezzanine loan. Pursuant to the agreement, we accepted $9.6 million in settlement of amounts due on both loans, resulting in a loss on repayment of approximately $212,000, which was recorded during the three months ended September 30, 2001.

     Mezzanine Financing

     Mezzanine loans are subordinate to senior mortgages and may include a participating component, such as a right to a portion of the cash flow and refinancing and sale proceeds from the underlying properties.

     We seek to capitalize on attractive yields available through the funding of mezzanine debt in combination with our origination of government insured multifamily mortgages. We believe that we are one of the few programs in the country that offer this mezzanine lending in connection with agency insured first mortgage loans.

     Our mezzanine loans typically finance newly constructed or rehabilitated market-rate multifamily properties and generally have terms of 40 years with an option to call the loan on 12 months notice at any time after the tenth anniversary of the equity loan closing. These loans are typically in a subordinated mortgage position, are secured by equity interests in the borrower and have limited recourse to the borrower for the three years following the date of the loan. We seek properties in growing real estate markets with well capitalized developers or guarantors. We leverage the expertise of our Advisor and its affiliates in both the initial underwriting of the property, as well as in the ongoing monitoring of the property through construction, lease-up and stabilization.

     Our portfolio of mezzanine loans as of September 30, 2001, is summarized in the table below.




                                          Number of                            Outstanding  Effective
                                          Apartment                Carrying     Principal   Interest
Property               Location             Units     Occupancy     Amount       Balance     Rate(3)        Maturity
-------------------   -------------      -----------  ---------    --------     ----------   ----------  ----------------

Columbiana Lakes(2)  Columbia, SC            204       98.50%    $   146,536  $   563,000    N/A(2)      November 2035(3)
Elmhurst Village     Oveido, FL              313       44.70%(5)   2,415,981    2,874,000    10.00%       January 2042
Hollows Apartments   Greenville, NC          184       66.98%(5)   1,376,731    1,549,200    10.00%       January 2042
Plaza At San
  Jacinto(1)         Houston, TX             132       95.50%      1,121,039    1,150,000    11.00%       January 2043
Reserve at Autumn
  Creek              Friendswood, TX         212       30.00%(5)   1,920,791    1,987,000    10.00%       January 2042
Stony Brook
  Village II         East Haven, CT          125       99.40%        394,960      763,909    15.33%          June 2037
                                           -----                 -----------  -----------    --------    ----------------
   Total/Weighted average                  1,170                 $ 7,376,038  $ 8,887,109    10.63%(4)   November 2041(4)
                                           =====                 ===========  ===========    =========   ================
------------
(1)  Funded on an earn-out basis based on property performance.  Remaining committed balance is $100,000.
(2)  Repaid on October 1, 2001.  See "FHA Insured First Mortgage Loans" above.
(3)  Interest on the mezzanine loans is based on a fixed percentage of the unpaid principal balance of the related first mortgage loan. The amount shown is the approximate effective rate earned on the balance of the mezzanine loan.
(4)  Weighted average based on outstanding mortgage balance.
(5)  Construction not complete and occupancy figure reflects current occupancy as a ratio of total planned units.



     Bridge Loans to LIHTC properties

     Our bridge loans are typically funded in connection with the development of multifamily properties which benefit from the LIHTC program. We believe that since 1989, on average, nearly one-third of each year's new multifamily property construction contains an affordable component that produces LIHTCs (from 1989 through 1999 the number of affordable units producing LIHTCs ranged from 62,000 to 126,000). Due to the equity payments schedule associated with the LIHTC investment programs, there can be periods in a construction cycle where a developer needs short term capital. To capitalize on this demand, we offer developers bridge loans with typical terms of approximately 12 months collateralized by the equity interests in the property owner. We may also provide bridge loans for properties undergoing rehabilitation by new owners when we believe the rehabilitation process will add significant value to the property and reduce our effective loan-to-value ratio and our risk of loss. Our loans may finance the initial purchase or the subsequent rehabilitation.

     We focus our bridge lending on LIHTC properties because we believe that default risks ordinarily associated with bridge lending are substantially reduced by the presence of LIHTCs, the value of which typically averages two to four times the principal amount of the bridge loan. The beneficial owners of these LIHTC properties are typically Fortune 500 companies that have invested in order to receive the tax benefit of the LIHTC which are received ratably over an 11 year period. In the event that these properties cannot support their debt service, the beneficial owners have an incentive to maintain the debt service so that they can avoid foreclosure of their equity interests and the loss of the tax benefits associated with the LIHTCs. According to Fitch IBCA, loans underlying CMBS collateralized in part by multifamily properties that benefit from federal LIHTCs are expected to have reduced risk of default due to indirect collateral enhancement provided by LIHTCs.

     Our portfolio of bridge loans as of September 30, 2001 is summarized in the table below.



                                                                                 Remaining
                                       Number of                Outstanding      Committed
                                       Apartment    Carrying     Principal      Balance to   Interest
Property                Location         Units       Amount       Balance          Fund        Rate       Maturity
----------------    -----------------  ---------   ----------   -----------     ----------   --------   -----------
Alexandrine         Detroit, MI            30     $       --   $       --(1)   $  378,000     12.50%   August 2002
Coronado Terrace    San Diego, CA         312             --           --(1)    2,000,000     11.00%    March 2003
Miami Sunset Bay    Miami, FL             308      1,436,870    1,450,000              --     12.50%    March 2002
Plaza Manor         National City, CA     372             --           --(1)    1,500,000     11.00%      May 2002
Rancho Verde        San Jose, CA          700      2,243,037    2,262,085       2,237,915     11.00%   August 2002
Vista Terrace       San Ysidro, CA        262      1,855,124    1,855,124          44,876     11.00%      May 2002
Hills                                   -----     ----------   ----------      ----------
     Total                              1,984     $5,535,031   $5,567,209      $6,160,791
                                        =====     ==========   ==========      ==========

------------
(1)  Funded on an as needed basis.

     CMBS Through our Preferred Membership Interests in ARCap Investors, L.L.C.

     Through our convertible preferred membership interests in ARCap Investors L.L.C., we have a substantial indirect investment in commercial mortgage-backed securities ("CMBS") owned by ARCap. ARCap was formed in January 1999 by REMICap, an experienced CMBS investment manager, and Apollo Real Estate Investors, the real estate arm of one of the country's largest private equity investors. In conjunction with a preferred equity offering, REMICap and ARCap merged, making ARCap the only internally-managed investment vehicle exclusively investing in subordinated CMBS. As of September 30, 2001, ARCap had $504.3 million in assets, including investments in $485.0 million of CMBS. Multifamily properties underlie approximately one-third of ARCap's CMBS.

     In September 1999, we acquired a "BB+" rated subordinated CMBS from ARCap. In connection with this acquisition, we entered into an agreement with ARCap, which gave us the right to sell the CMBS investment to ARCap and purchase a preferred equity position in ARCap, all based on the then fair value of the CMBS investment. In November 2000, we exercised our right to sell the CMBS investment to ARCap and purchased Series A Preferred Membership Interests in ARCap in the face amount of $20 million, with a preferred dividend rate of 12%. At September 30, 2001, the carrying value of our ARCap investment was $20.2 million.

     Our equity in the earnings of ARCap will generally be equal to the preferred equity rate of 12%, unless ARCap does not have earnings and cash flows adequate to meet this distribution requirement. ARCap has met its distribution requirements to the Company to date. Yields on CMBS depend, among other things, on the rate and timing of principal payments, the pass-through rate, interest rate fluctuations and defaults on the underlying mortgages. Our interest in ARCap is illiquid and we need to obtain the consent of the board of managers of ARCap before we can transfer our interest in ARCap to any party other than a current member. The carrying amount of our investment in ARCap is not necessarily representative of the amount we would receive upon a sale of the interest.

     ARCap has informed its members that it intends to shift its focus to CMBS fund management, whereby ARCap will manage CMBS investment funds raised from third-party investors. ARCap will generally be a minority investor in these funds. ARCap thereby intends to diversify its revenue base by increasing its proportion of revenue derived from fees as opposed to interest income.

        Loan Origination Program with Fannie Mae

     In March 2000, we entered into a loan origination program with Fannie Mae in which we originate, on Fannie Mae's behalf, construction and permanent loans for multifamily properties and receive loss sharing and loan origination fees. Fannie Mae is the United States' largest source of financing for residential mortgages and the largest investor in multifamily mortgages.

     Under this program, we may originate up to $250 million in loans of no more than $6 million each over a two year period, which may be extended for up to two additional one year periods. In the event we were to originate $250 million in loans pursuant to this program, we would guarantee a first loss position on these loans equal to the amount lost on the loans of up to a maximum of $21.25 million. We also guaranteed construction loans for which we have issued a forward commitment to originate a loan under the Fannie Mae program, with respect to which we guarantee repayment of 100% of such construction loans. As of September 30, 2001, we originated loans, on Fannie Mae's behalf, totaling approximately $2.2 million and have made forward commitments for an additional approximately $6.8 million. Our maximum exposure under the Fannie Mae program and the forward commitments at September 30, 2001 was $6.0 million. We have not acquired an interest in any of the loans we have originated on Fannie Mae's behalf.

     Since we entered into the loan program, the level of loan origination competition has increased, reducing our projected financing volume and profitability. As a result, we are de-emphasizing this program and evaluating the possibility of transferring our rights and obligations in the loan program to a third party.

     In order to conduct the program, we organized AMAC/FM Corporation, a Delaware corporation that we wholly own. From time to time, we expect to make capital contributions or loans to AMAC/FM in order to ensure that it has sufficient net worth to satisfy its obligations under the Fannie Mae program. On April 4, 2000, we transferred the Stony Brook Village II Apartments FHA first mortgage loan with a principal balance at September 30, 2001 of $8.3 million to AMAC/FM. AMAC/FM is treated, for federal income tax purposes, as a taxable REIT subsidiary.

     The following table provides information relating to the loans we have originated on Fannie Mae's behalf.



                                                                                                 Loss
                                                             Number of                       Sharing Fee
Property                                  Location        Apartment Units     Loan Amount   (annual rate)
                                    ----------------      ---------------  --------------   -------------
Valley View                         Cedar Rapids, IA           96          $  2,187,000         0.36%
Hillside Apartments(1)              Minden, LA                 60             1,278,000         0.28%
Alexandrine Square(1)               Detroit, MI                30               342,000         0.40%
Maple Ridge Apartments(1)           Jackson, MI                69             1,137,000         0.52%
Cameron Creek Apartments(1)         Dade County, FL           148             3,000,000         0.35%
Desert View Apartments(1)           Coolidge, AZ              372             1,011,000         0.52%
                                                             ----          ------------
     Total                                                    775          $  8,955,000
                                                             ====          ============


------------
(1) Currently a construction loan with First Union National Bank, which AMAC has fully guaranteed. Once the underlying property achieves 90% occupancy for a period of 90 days and net income of 1.15x debt service, this construction loan will be replaced by permanent financing through our loan program with Fannie Mae.

     Investment Policy

         General

     Our investment policy has been formulated to maximize the return on our asset base by investing in a diversified portfolio of insured and a limited amount of uninsured mortgage assets. Our declaration of trust sets forth our limitations regarding investments in uninsured assets. Consistent with our policy of maintaining our status as a REIT for federal income tax purposes, substantially all of our assets will consist of qualified REIT assets under the Code.

         Certain Investment Policy Limitations Under our Declaration of Trust

     Generally, we intend to invest in mortgage investments, which can generally be categorized into investments insured or guaranteed by an agency of the United States or by Fannie Mae and investments that are not insured or guaranteed. However, for purposes of our investment policy as set forth in our declaration of trust, we also distinguish between investments we were authorized to make prior to our April 1999 reorganization and investments we became authorized to make upon approval of the reorganization.

     Prior to our reorganization in 1999, we were generally restricted by our declaration of trust to investments in FHA insured first mortgages, mortgage-backed securities guaranteed by Fannie Mae or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), and collateralized mortgage obligations ("CMOs") collateralized by guaranteed and insured mortgages or mortgage certificates. We were, however, permitted to invest up to 7% of our total assets in non-interest bearing uninsured loans made to developers in connection with insured mortgage loans made by us.

     Subsequent to our reorganization, we broadened our investment policy to include uninsured mortgage loans, including construction loans, loans subordinate to a lien on the related real property ("mezzanine loans"), loans secured by junior liens and used as temporary financing ("bridge loans"), mortgage derivatives (including IOs), interests in CMBS and other subordinated mortgage investments.

     Investments that we became authorized to make upon approval of our April 1999 reorganization may not comprise, in the aggregate, more than 60% of all of our mortgage investments. Stated differently, at least 40% of our mortgage investments must be investments that we were authorized to make prior to our April 1999 reorganization. Mortgage loans that we originate with the intent of later securitizing may be accumulated without limit.

Financing

         General

     We finance at short-term borrowing rates through the use of repurchase agreements. Under a repurchase agreement, we sell securities to a lender and agree to repurchase those securities in the future for a price that is higher than the original sales price. The difference in the sale price we receive and the repurchase price we pay represents interest paid to the lender. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which we effectively pledge our securities as collateral to secure a short-term loan which is equal in value to a specified percentage of the market value of the pledged collateral. We retain beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we renew such agreement at the then prevailing financing rate. The repurchase agreements may require us to pledge additional assets to the lender in the event the market value of the existing pledged collateral declines.

     Repurchase agreements are generally short-term in nature. Should the providers of the repurchase agreements decide not to renew them at maturity, we must either refinance these obligations or be in a position to retire the obligations. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged assets and may have an unsecured claim against the lender's assets.

         Existing Repurchase Facilities

     In February 2000, we entered into a $60 million FHA repurchase facility with Nomura Asset Capital Corporation. This repurchase facility was renewed for $40 million in February 2001, for a term of one year with a one-time option to increase the facility to $60 million. This facility enables us to borrow up to 90% of the fair market value of FHA first mortgage loans that we own with a qualified hedge (80% without a qualified hedge). Generally, this facility bears interest at LIBOR plus 1.25%. As of September 30, 2001, there was no outstanding balance on this facility.

     In February 2000, we also entered into a repurchase facility with Nomura Securities International, Inc. This repurchase facility enables us to borrow up to 95% of the fair market value of GNMA certificates and other qualified mortgage securities that we own. Generally, this facility bears interest at LIBOR plus 0.50%. As of September 30, 2001, the amount outstanding under this facility was $43,191,173, and the weighted average interest rate was 4.07%. All amounts outstanding as of September 30, 2001 had 30 day settlement terms.

         Limitations on Indebtedness Under our Declaration of Trust

     Our declaration of trust restricts our ability to borrow with respect to permanent and working capital indebtedness.

     For purposes of our debt restriction, "permanent indebtedness" means all of our indebtedness except:

         o "working capital indebtedness";

         o trade payables; and

         o subordinated Advisor fees.

     Also, for purposes of our debt restriction, "working capital indebtedness" means:

         o debt with a term no longer than five years utilized to acquire and originate mortgage investments intended to be pooled as part of an issuance of collateralized mortgage obligations or pass through certificates sponsored by us or our subsidiaries, the proceeds of which will be used to repay such indebtedness and

         o debt used to pay distributions to shareholders and operating expenses, including fees to the Advisor.

     We may incur permanent indebtedness of up to 50% of the greater of, and may incur working capital indebtedness plus permanent indebtedness of up to 100% of the greater of:

         o the sum of the aggregate market value of all of our outstanding shares of beneficial interest and all of our indebtedness (not including debt of unconsolidated subsidiaries) and

         o the aggregate value of our assets as determined by the Advisor based upon third party or management appraisals and other criteria as the Board of Trustees determines in its sole discretion (calculated at the time debt is incurred).

     At September 30, 2001, our indebtedness, all of which was working capital indebtedness, was $43.2 million and our ratio of indebtedness to total market value was 43.2%.

Competition

     We compete for mortgage asset investments with numerous public and private real estate investment vehicles, such as mortgage banks, pension funds, real estate investment trusts, institutional investors and individuals. Mortgages, subordinated interests in CMBS and other investments are often obtained through a competitive bidding process. In addition, competitors may seek to establish relationships with the financial institutions and other firms from which we intend to purchase such assets.

     Our business is also affected by competition to the extent that the properties underlying the instruments from which we derive interest and, ultimately, principal payments may be subject to the effects of differing rental rates and relative levels of amenities from comparable neighboring properties.

Employees

     As of November 29, 2001, we had no employees; although for administrative purposes we have designated officers. All services are performed for us by the Advisor and its affiliates. The Advisor receives compensation in connection with such activities. In addition, we reimburse the Advisor and certain of its affiliates for expenses incurred in connection with the performance by their employees of services for us.

Legal Proceedings

     We are not a party to any material pending legal proceedings.

                                   MANAGEMENT

     We are run by a Board of Trustees comprised of three independent trustees and two trustees affiliated with Related Capital Company, a nationwide, fully integrated real estate financial services firm. We do not have any employees but we designate officers for administrative purposes. We engaged the Advisor, an affiliate of Related Capital, to manage our day-to-day affairs. The Advisor subcontracted with Related Capital to provide the services contemplated. Through the Advisor, Related Capital offers us a core group of experienced staff and executive management providing services on both a full and part-time basis. These services include, among other things, acquisition, financial, accounting, capital markets, asset monitoring, portfolio management, investor relations and public relations services. The management team that provides us with investment advice has an average of 12 years of experience with Related Capital and an average of 20 years in the real estate industry. We believe that we benefit significantly from our relationship with Related Capital, as it provides us with resources not generally available to smaller-capitalized, self-managed companies.

Our Trustees and Executive Officers

     Our trustees and executive officers are as follows:



                                                                                     Year First Became       Term
Name                     Age   Office Held                                           Trustee or Officer     Expires
-----------------        ---   ------------------------------------------------    ---------------------   ---------

Stuart J. Boesky         45    Chairman of the Board of Trustees,                           1991              2002
                               Chief Executive Officer, and President
Peter T. Allen           55    Trustee (independent)                                        1991              2002
Arthur P. Fisch          59    Trustee (independent)                                        1991              2002
Alan P. Hirmes           46    Trustee and Senior Vice President                            1991              2002
Scott M. Mannes          42    Trustee (independent)                                        2001              2002
Michael I. Wirth         43    Senior Vice President and Chief Financial Officer            2000               --
Steven B. Wendel         39    Senior Vice President                                        1999               --
Mark J. Schlacter        51    Senior Vice President                                        1993               --
Denise L. Kiley          41    Senior Vice President                                        1999               --
Marc D. Schnitzer        40    Senior Vice President                                        1999               --
Gary Parkinson           52    Controller                                                   1997               --
John J. Sorel            40    Vice President                                               1999               --
Teresa Wicelinski        35    Secretary                                                    1998               --


     STUART J. BOESKY is a trustee and is our Chairman, President and Chief Executive Officer and is the President and Director of our Advisor. Mr. Boesky practiced real estate and tax law in New York City with the law firm of Shipley & Rothstein from 1984 until February 1986 when he joined Related Capital. From 1983 to 1984, Mr. Boesky practiced law with the Boston law firm of Kaye, Fialkow, Richmond & Rothstein (which subsequently merged with Stroock & Stroock & Lavan) and from 1978 to 1980 was a consultant specializing in real estate at the accounting firm of Laventhol & Horwath. Mr. Boesky is the sole shareholder of one of the general partners of Related Capital. Mr. Boesky graduated from Michigan State University with a Bachelor of Arts degree and from Wayne State School of Law with a Juris Doctor degree. He then received a Master of Laws degree in Taxation from Boston University School of Law. Mr. Boesky also serves on the Board of Directors of Aegis Realty, Inc. ("Aegis") and the Board of Trustees of Charter Municipal Mortgage Acceptance Company ("CharterMac"), which are both advised by affiliates of our Advisor.

     PETER T. ALLEN is an independent trustee and is the President of Peter Allen & Associates, Inc., a real estate development and management firm, in which capacity he has been responsible for the leasing, refinancing and development of major commercial properties. Mr. Allen has also been an Adjunct Professor of the Graduate School of Business at the University of Michigan since 1981. Mr. Allen received a Bachelor of Arts Degree in history/economics from DePauw University and a Masters in Business Administration with Distinction from the University of Michigan. Mr. Allen has been an independent trustee since 1991 and is a member of the Audit and Compensation Committees. Mr. Allen also serves on the Board of Trustees of CharterMac and on the Board of Directors of Aegis.

     ARTHUR P. FISCH is an independent trustee and has been an attorney in private practice specializing in real property and securities law since October 1987, with Arthur P. Fisch, P.C. and Fisch & Kaufman. From 1975 until 1987, Mr. Fisch was employed by E.F. Hutton & Company, serving as First Vice President in the Direct Investment Department from 1981 until 1987 and associate general counsel from 1975 to 1980 in the legal department. As First Vice President, he was responsible for the syndication and acquisition of residential real estate. Mr. Fisch received a B.B.A. from Bernard Baruch College of the City University of New York and a Juris Doctor degree from New York Law School. Mr. Fisch is admitted to practice law in New York and Pennsylvania. Mr. Fisch has been an independent trustee since 1997 and is a member of the Audit and Compensation Committees. Mr. Fisch also serves on the Board of Directors of Aegis and the Board of Trustees of CharterMac.

     ALAN P. HIRMES is a trustee and is our Senior Vice President and is the Senior Vice President of the Advisor. Mr. Hirmes is also the sole shareholder of one of the general partners of Related Capital and is a Senior Managing Director of Related Capital, where he is responsible for overseeing the portfolio management, finance and accounting departments and the joint venture development program. Mr. Hirmes has been a certified public accountant in New York since 1978. Prior to joining Related Capital in October 1983, Mr. Hirmes was employed by Weiner & Co., certified public accountants. Mr. Hirmes graduated from Hofstra University with a Bachelor of Arts degree. Mr. Hirmes also serves on the Board of Trustees of CharterMac and the Board of Directors of Aegis.

     SCOTT M. MANNES is an independent trustee and co-founder of Drawbridge Capital LLC, an investment firm that operates as an advisor and service provider to, and investor in, the specialty finance industry. Prior to Drawbridge, Mr. Mannes was a key participant in the development and evolution of the investment banking and merchant banking operations during his nine-year career at ContiFinancial Corporation, most notably as Co-President of ContiFinancial Services Corporation. Mr. Mannes was instrumental in developing the investment banking, merchant banking and venture capital activities for ContiFinancial, including managing the acquisition of assets and investment banking relationships to promote the company's securitization activities and managing the acquisition of equity interests in affiliate residential and commercial loan origination companies. Prior to joining ContiFinancial Corporation in 1990, Mr. Mannes spent seven years with Financial Guaranty Insurance Company developing the first financial guaranties applied to sub-prime mortgage loan securitizations. Mr. Mannes is a graduate of the State University at Albany and received an MPA in Public Administration from the Rockefeller School of Public Affairs and Policy.

     MICHAEL I. WIRTH is our Chief Financial Officer and Senior Vice President. Mr. Wirth is also a senior vice president of Related Capital. Mr. Wirth joined Related Capital in August 2000. Prior to joining Related Capital, Mr. Wirth was a vice president in the real estate group at CGA Investment Management where he was responsible for the underwriting, investment and management of all commercial real estate debt investments. Prior to CGA, Mr. Wirth spent 4 years as a senior manager at Deloitte & Touche in the realty consulting group and technology solutions practice and 5 years as a senior manager and national director to the financial services industry at The Roulac Group of Deloitte & Touche. Mr. Wirth received a Bachelors degree in Business Administration from Georgia State University. He has been a Certified Public Accountant since 1986.

     STEVEN B. WENDEL is our Senior Vice President and is responsible for the origination and acquisition of our mortgage products. Mr. Wendel is also a Senior Vice President of Related Capital. Prior to joining Related Capital in June 1999, Mr. Wendel was a Managing Director of the commercial loan origination and securitization program at ContiFinancial Corporation. From 1989 until 1992, Mr. Wendel was a senior associate of the structured finance/MBA rotational program at Coopers & Lybrand. From 1987 until 1989, he was a consultant at Martin E. Segal Company, and from 1984 until 1987, he was a pricing analyst at Metropolitan Life Insurance Company. Mr. Wendel received a Masters in Business Administration from the Stern School of Business Administration at New York University and a Bachelor of Arts in economics from the University of Pennsylvania.

     MARK J. SCHLACTER is our Senior Vice President and is responsible for our FHA mortgage acquisitions program. Mr. Schlacter is also a Vice President of Related Capital and has been with Related Capital since June 1989. Prior to joining Related Capital, Mr. Schlacter gained 16 years of direct real estate experience covering retail and residential construction, single and multifamily mortgage origination and servicing, commercial mortgage origination and servicing, property acquisition and financing and mortgage lending program underwriting and development. He was a Vice President with Bankers Trust Company from 1986 until June 1989, and held various positions with Citibank, Anchor Savings Bank and the Pyramid Companies from 1972 to 1986. Mr. Schlacter holds a Bachelor of Arts degree in Political Science from Pennsylvania State University.

     DENISE L. KILEY is our Senior Vice President. Ms. Kiley is also a Managing Director of Related Capital, and is the Director of Related Capital's underwriting and asset management groups. Ms. Kiley is responsible for overseeing the investment underwriting and approval of all real estate properties invested in Related Capital sponsored corporate, public and private equity and debt funds. Prior to joining Related Capital in 1990, Ms. Kiley gained experience acquiring, financing and managing the assets of multifamily residential properties. From 1981 through 1985 she was an auditor with a national accounting firm. Ms. Kiley holds a Bachelor of Science degree in Accounting from Boston College and is a Member of the Affordable Housing Roundtable.

     MARC D. SCHNITZER is our Senior Vice President. Mr. Schnitzer is also a Managing Director of Related Capital and the Director of Related Capital's Tax Credit Group. Mr. Schnitzer received a Master of Business Administration degree from The Wharton School of The University of Pennsylvania in December 1987, and joined Related Capital in January 1988. From 1983 to 1986, Mr. Schnitzer was a financial analyst in the Fixed Income Research Department of The First Boston Corporation in New York. Mr. Schnitzer received a Bachelor of Science degree, summa cum laude, in Business Administration from the School of Management at Boston University.

     GARY PARKINSON is our controller. Mr. Parkinson is also an Assistant Vice President of Related Capital. Mr. Parkinson has been certified public accountant in New York since 1987. Prior to joining Related Capital in September 2000, Mr. Parkinson was employed by American Real Estate Partners, L.P. from July 1991 until September 2000, by Integrated Resources, Inc. from August 1988 until July 1991 and by Ernst and Young from September 1984 until August 1988. Mr. Parkinson graduated from Northeastern University and The Johnson Graduate School of Business at Cornell University.

     JOHN SOREL is our Vice President and is a Vice President of Related Capital. Mr. Sorel is responsible for overseeing loan servicing and construction risk management for us. Prior to joining Related Capital in November 1999, Mr. Sorel was a Vice President for BankBoston in their real estate department from 1993 until 1999, where he originated and managed corporate and construction loan facilities for the low income housing tax credit industry. From 1991 until 1993, Mr. Sorel worked as an Assistant Vice President for Recoll Management. Mr. Sorel holds a Bachelor of Arts degree in economics from Syracuse University.

     TERESA WICELINSKI is our Secretary. Ms. Wicelinski joined Related Capital in June 1992, and prior to that date was employed by Friedman, Alprin & Green, certified public accountants. Ms. Wicelinski graduated from Pace University with a Bachelor of Business Science in accounting.

Our Advisor

     The directors and executive officers of our Advisor, Related AMI Associates, Inc., are set forth below. These officers of the Advisor may also provide services to us on behalf of the Advisor.

Name                                    Age         Offices Held
-------------------------        --------------     -----------------------

Stuart J. Boesky                         45         Director and President
Michael Brenner                          56         Director
Alan P. Hirmes                           46         Senior Vice President
Gary Parkinson                           52         Treasurer
Teresa Wicelinski                        35         Secretary


     Biographical information with respect to Messrs. Boesky, Hirmes and Parkinson and Ms. Wicelinski is set forth above.

     MICHAEL J. BRENNER is a Director of our Advisor, and is the Executive Vice President and Chief Financial Officer of The Related Companies, L.P. Prior to joining The Related Companies, L.P. in 1996, Mr. Brenner was a partner with Coopers & Lybrand, having served as managing partner of its Industry Programs and Client Satisfaction initiatives from 1993-1996, managing partner of the Detroit group of offices from 1986-1993 and Chairman of its National Real Estate Industry Group from 1984-1986. Mr. Brenner graduated summa cum laude from the University of Detroit with a Bachelors degree in Business Administration and from the University of Michigan with a Masters of Business Administration, with distinction. Mr. Brenner also serves on the Board of Directors of Aegis and the Board of Trustees of CharterMac.

         Related Capital's Experience

     Our Advisor has subcontracted its management obligations to Related Capital, a financial services subsidiary of The Related Companies, L.P., which is one of the nation's largest developers of premier multifamily and mixed-use real estate assets and largest sponsor of real estate investment programs for retail and institutional investors.

     The predecessor to The Related Companies, L.P. was founded in 1972 by Stephen M. Ross to engage in the business of providing real estate based financial, acquisition, development and management services. Its real estate related products include affordable multifamily properties, luxury apartments, commercial office properties and retail centers located in 45 states and nearly every major market in the U.S. and Puerto Rico.

     Related Capital has sponsored 22 public and 234 private real estate investment programs that have raised nearly $5 billion from more than 106,000 investors. Related Capital is the nation's leading non-agency financier of affordable multifamily housing. These programs have accounted for the acquisition of over 1,200 properties with a valuation , at cost, of over $11 billion. Related Capital's portfolio, in the aggregate, consists of approximately 160,860 residential apartment units, 31 shopping centers and 5 regional malls. Related Capital provides asset monitoring services for the properties within its portfolio, which include the weekly review of occupancies, regular site visits, monitoring of financial and operating reports, regulatory compliance checks and independent periodic analysis of local marketplace conditions.

     The Related Companies L.P. development division is a leading developer and acquirer of luxury housing, government-assisted housing, entertainment-enhanced retail, commercial and mixed-use properties. The development division operates through seven principal business units organized by geographic market and product type. The development division as a whole has developed or acquired over 40,000 market rate and affordable housing units and 4.6 million square feet of commercial and retail space and remains one of the country's most active developers. The Related Companies L.P. currently has 22 fully-financed developments under construction, totaling $3.8 billion, the largest of which is AOL Time Warner Center, a 2.8 million square foot mixed use premier property located in Manhattan at the intersection of Central Park South and Central Park West. The property will feature AOL Time Warner, Inc.'s world headquarters, including a CNN broadcasting facility, as well as luxury retail and restaurants, a Mandarin Oriental Hotel and super-luxury, high-rise residential units.

     The Related Companies L.P. property management division provides property management services. It directly manages approximately 153 multifamily rental properties totaling 19,000 residential units and 3.7 million square feet of commercial and retail space from its New York offices.

         Advisory Agreement

     We entered into an Advisory Agreement with the Advisor pursuant to which the Advisor is obligated to use its best efforts to seek out and present to us, whether through its own efforts or those of third parties retained by it, suitable and a sufficient number of investment opportunities which are consistent with our investment policies and objectives and consistent with such investment programs as the Board of Trustees may adopt from time to time in conformity with our declaration of trust.

     Although our Board of Trustees has continuing exclusive authority over our management, the conduct of our affairs and the management and disposition of our assets, the Board of Trustees has delegated to the Advisor, subject to the supervision and review of the Board of Trustees and consistent with the provisions of our declaration of trust, the power and duty to:

       o obtain for us, furnish and supervise the services necessary to perform any ministerial functions in connection with the management of our day-to-day operations subject to the supervision of the trustees;

       o seek out and present to us, whether through its own efforts or those of third parties retained by it, suitable and a sufficient number of investment opportunities which are consistent with our investment objectives and policies as adopted by the trustees from time to time;

       o exercise absolute discretion, subject to the trustees' review, in decisions to originate, acquire, retain, sell or negotiate for the prepayment or restructuring of mortgages and our other investments;

       o recommend investment opportunities consistent with our investment objectives and policies and negotiate on our behalf with respect to potential investments or their disposition;

       o upon request, cause an affiliate to serve as the mortgagee of record for our mortgages if such affiliate is qualified to do so and in that capacity to hold escrows on behalf of mortgagors in connection with the servicing of mortgages;

       o obtain for us such other services as may be required in acquiring or disposing of investments, disbursing and collecting our funds, paying the debts and fulfilling our obligations, and handling, prosecuting and settling any of our claims, including foreclosing and otherwise enforcing mortgages and other liens securing investments;

       o obtain for us such services as may be required for property management, mortgage brokerage and servicing, and other activities relating to our investment portfolio;

       o evaluate, structure and negotiate potential prepayments or sales of mortgages and other investments and, if applicable, coordinate with government agencies and other third parties;

       o monitor annual participating interest payments, monitor operations and expenses of the properties underlying our mortgage investments, and verify computations of annual participating interest payments;

       o from time to time, or as requested by the trustees, make reports to us as to its performance.

     The Advisory Agreement is renewed annually, subject to the approval of a majority of our trustees. The Advisor may terminate the Advisory Agreement without cause and we may terminate the Advisory Agreement with or without cause with approval from a majority of our independent trustees. Such terminations would be without penalty, and must be upon 60 days' written notice prior to the end of any term. The current advisory agreement expires on April 6, 2002 and was amended on November 29, 2001 to permit the Advisor to continue to receive origination points of up to 1% of the principal amount of loans we originate (payable by the borrowers) without an overall cap on the aggregate amount of such points which it may receive. Previously, the Advisor was only entitled to origination points on the first $100 million of principal amount of loans that we originated. See "Advisor Compensation - Origination points", below.

Advisor Compensation

     Pursuant to the terms of the Advisory Agreement, the Advisor is entitled to receive the fees and other compensation set forth below:



Types of Compensation                      Amount
--------------------------------------     --------------------------------------------------------------------------
Asset management fee..................     .625% on original mortgage investments owned by us prior to April 6, 1999.
                                           .355% on original mortgage investments acquired by us after April 6, 1999.
                                           .355% on investment grade additional mortgage investments.
                                           .750% on non-investment grade additional mortgage investments.
                                           1.000% on unrated additional mortgage investments.

                                           "Original mortgage investments" means investments authorized under our investment policy prior to our April 1999 reorganization, which principally include mortgages and other mortgage related securities insured or guaranteed by Fannie Mae, Freddie Mac, Ginnie Mae or FHA and uninsured loans made to borrowers under an insured or guaranteed loan.
                                           "Additional mortgage investments" means uninsured mortgage loans, construction loans, bridge loans, mezzanine loans, mortgage derivatives and subordinated interests (including subordinated interests in CMBS).

Annual incentive fee..................     Equal to the product of:

                                           (A) 25% of the dollar amount by which

                                               (1) (a) funds from our operations
                                                   (before the annual incentive
                                                   fee) per share (based on the
                                                   weighted average number of
                                                   shares outstanding) plus

                                                   (b) gains (or minus losses)
                                                   from debt restructuring and
                                                   sales of property per share
                                                   (based on the weighted
                                                   average number of shares
                                                   outstanding), exceed

                                               (2) an amount equal to

                                                   (a) the weighted average of
                                                   (i) $20 (the price per share
                                                   in our initial public
                                                   offering) and (ii) the prices
                                                   per share of any secondary
                                                   offerings by us multiplied by

                                                   (b) the ten-year U.S.
                                                   Treasury Rate plus 2% per
                                                   annum,

                                           multiplied by

                                           (B) the weighted average number of
                                           shares outstanding during such year.

                                           The Advisor will not receive an
                                           annual incentive fee in any fiscal
                                           year unless shareholders have
                                           received a minimum annual
                                           distribution of $1.45 per share for


Types of Compensation                      Amount
--------------------------------------     -------------------------------------

                                           that fiscal year.

Origination points...................      Advisor receives, with respect to
                                           each mortgage investment originated
                                           by us, a portion of the origination
                                           points paid by borrowers equal to up
                                           to 1% of the principal amount and we
                                           receive the portion of the
                                           origination points paid by borrowers
                                           in excess of 1% of the principal
                                           amount of such mortgage investment.

Operating expense reimbursement.......     We reimburse direct expenses incurred
                                           by the Advisor.

     The fees and other compensation payable to our Advisor are subject to the overall cap on operating expenses contained in our declaration of trust. Subject to increase by our independent trustees, our annual operating, general and administrative expenses (exclusive of the expense of raising capital, interest payments, taxes, non-cash expenditures and expenses for originating, acquiring, servicing, or disposing of our investments), may not exceed the greater of (i) 2% of our average invested assets or (ii) 25% of our net income.

     The Advisor is also permitted to earn miscellaneous compensation which may include construction fees, escrow interest, property management fees, leasing commissions and insurance brokerage fees. The payment of any such compensation is generally limited to the competitive rate for the services being performed. To the extent that we participate with a third party in any mortgage investments, the Advisor may receive special servicer fees and other compensation from such third party. If we foreclose on a property securing a mortgage and sell the property and if the Advisor provides substantial services in the sales effort then the Advisor or one of its affiliates will be entitled to a subordinated real estate commission equal to up to 3% of the gross sales price of the property.

     Payments made to the Advisor and its affiliates for 2000, 1999, 1998 and the nine months ended September 30, 2001 were as follows:



                                                                                    Nine Months Ended
                                              Year Ended December 31,               September 30, 2001
                                      -------------------------------------------   ------------------
                                           2000          1999          1998
                                        ----------     ---------       ----
Expense reimbursement                    $374,751      $255,616       $120,029            $232,935
Asset management fees                     386,112       335,682        362,280             184,897
Annual incentive fees(1)                        0       122,270              0                   0
                                         --------      --------       --------            --------
     Total                               $760,863      $713,568       $482,309            $417,832
                                         ========      ========       ========            ========


     --------------
(1) Annual incentive fee is calculated on an annual basis and is only payable to Advisor for years in which our shareholders have received a minimum annual distribution of $1.45 per share.

     The Advisor is also entitled to receive as compensation that number of shares equal to 1% of all shares issued by us, including shares issued in this offering. Any such shares issued to the Advisor become vested and transferable in three equal installments over the first three anniversaries of the issuance.

     The Advisor may receive options to acquire shares pursuant to our Incentive Share Option Plan, but only if our distributions in any year exceed $1.45 per share, and the Compensation Committee of the Board of Trustees determines to grant such options.

Other Advisory Agreement Terms

     The Advisor may engage in other business activities related to real estate, mortgage investments or other investments whether similar or dissimilar to those made by us, or act as advisor to any other person or entity having investment policies similar or dissimilar to our investment policy. Before the Advisor, its partners, their officers and directors, and any person controlled by the partners of the Advisor or their officers and directors may take advantage of an opportunity for their own account or present or recommend it to others (except for the presentation and recommendation of equally suitable investment opportunities to affiliated entities, which are governed by procedures described below), they are obligated to present such investment opportunity to us if the opportunity is of a character which could be taken by us and is within our investment objectives and policies and we have the financial resources to take advantage of the opportunity.

     To the extent that affiliated entities have funds available for investment at the same time as us and a potentially suitable investment is offered to us or the affiliated entity, conflicts of interest will arise as to which entity should acquire the investment. Upon such a conflict, our Advisor will review the affiliated entity's and our investment portfolios and will determine whether or not the investment should be made by the affiliated company or by us based upon factors such as the amount of funds available for investment, yield and portfolio diversification. If the making of a mortgage loan or other mortgage investment appears equally appropriate for these entities, the mortgage loan or other mortgage investment will either be made by a joint venture between two or more such entities, or will be allocated to one program on a basis of rotation with the initial order of priority determined by the dates of formation of the programs.

     The declaration of trust and Advisory Agreement provide that we will indemnify the Advisor and its affiliates under certain circumstances.

     The Advisor is entitled to subcontract its obligations under the Advisory Agreement to an affiliate. In accordance with the foregoing, the Advisor's rights have been assigned to, and its obligations have been assumed by, Related Capital.

Incentive Share Option Plan

     We have adopted an Incentive Share Option Plan to attract and retain qualified persons as trustees and officers and to provide incentive to and more closely align the financial interests of our Advisor and its employees and officers with the interests of our shareholders by providing the Advisor with substantial financial interest in our success. The Compensation Committee, which is comprised of Messrs. Allen and Fisch, administers the Plan. Pursuant to the Plan, if our distributions per share in the immediately preceding calendar year exceed $1.45 per share, the Compensation Committee has the authority to issue options to purchase, in the aggregate, that number of shares which is equal to three percent of the shares outstanding as of December 31 of the immediately preceding calendar year, provided that the Compensation Committee may only issue, in the aggregate, options to purchase a maximum number of shares over the life of the Plan equal to 383,863 shares (10% of the shares outstanding on December 31, 1999).

     If the Compensation Committee does not grant the maximum number of options in any year, then the excess of the number of authorized options over the number of options granted in such year will be added to the number of authorized options in the succeeding year and will be available for grant by the Compensation Committee in such succeeding year.

     All options granted by the Compensation Committee will have an exercise price equal to or greater than the fair market value of the share on the date of the grant. The maximum option term is ten years from the date of grant. All share options granted pursuant to the Plan may vest immediately upon issuance or in accordance with the determination of the Compensation Committee. No options were granted for the years ended December 31, 1999 and 2000.

  MARKET PRICE OF AND DISTRIBUTIONS ON OUR COMMON SHARES OF BENEFICIAL INTEREST

     (a) Market Information. Our common shares began trading on the American Stock Exchange on July 1, 1999, under the symbol "AMC." Prior to July 1, 1999, there was no established public trading market for the Company's shares. The following table sets forth the high and low sale prices for each quarterly period in which the common shares were traded.


                                        2001                         2000                          1999
                                     Sale Prices                  Sale Prices                  Sale Prices
                               -----------------------      -------------------------    --------------------------
                                 High           Low           High           Low           High            Low
                               ---------     ---------      ---------      ---------     ---------      -----------
1st Quarter                    $  11.250     $   7.500      $   9.000      $   7.875        --             --
2nd Quarter                    $  12.000     $   9.600      $   9.688      $   8.125        --             --
3rd Quarter                    $  15.500     $  10.930      $   8.938      $   7.875     $  13.875      $   9.750
4th Quarter (through           $  14.750     $  13.500      $   8.938      $   7.250     $  11.500      $   8.500
November 29, 2001)


     (b) Shareholders. The approximate number of holders of our common shares as of the date of this prospectus is 3,500.

     (c) Distributions. We have paid cash distributions on a quarterly basis. We intend to continue to distribute to our shareholders an amount equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our REIT status for federal income tax purposes. Cash dividends since the first quarter of 1999 are as follows:


      Cash Distribution                                                        Total Amount
      For Quarter Ended                Date Paid             Per Share          Distributed
---------------------------         -----------------      -----------      -------------------
March 31, 2001.............              May 15, 2001          $.3625            $1,391,503
June 30, 2001..............           August 14, 2001           .3625             1,391,503
September 30, 2001.........         November 14, 2001           .3625             1,391,504
                                                                -----             ---------

   Total for 2001..........                                   $1.0875            $4,174,510
                                                              =======            ==========

March 31, 2000.............              May 15, 2000          $.3625            $1,391,504
June 30, 2000..............           August 14, 2000           .3625             1,391,504
September 30, 2000.........         November 14, 2000           .3625             1,391,504
December 31, 2000..........         February 14, 2001           .3625             1,391,503
                                                                -----             ---------

   Total for 2000..........                                   $1.4500            $5,566,015
                                                              =======            ==========

March 31, 1999.............              May 15, 1999          $.3575            $1,372,661
June 30, 1999..............           August 14, 1999           .3615             1,387,912
September 30, 1999.........         November 14, 1999           .3625             1,391,504
December 31, 1999..........         February 14, 2000           .3625             1,391,503
                                                                -----             ---------

   Total for 1999..........                                   $1.4440            $5,543,580
                                                              =======            ==========


                      SELECTED CONSOLIDATED FINANCIAL DATA


     The operating data for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1996, 1997, 1998, 1999 and 2000 are derived from our audited financial statements and notes thereto. The operating data for the nine months ended and the balance sheet data as of September 30, 2000 and 2001 are derived from our unaudited financial statements and notes thereto. In the opinion of management, the unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 2001 and 2000 and its results of operations for the nine months ended September 30, 2001 and 2000. However, the operating results for the interim periods may not be indicative of the results for the full year.




                                 For the Nine Months
                                 Ended September 30,                       Year Ended December 31,
                              -------------------------     -------------------------------------------------------------------
Operating data                    2001           2000           2000         1999(1)       1998         1997          1996
                              -----------    ----------     -----------    ----------   ----------   -----------    -----------
Mortgage loan income ......   $ 2,256,514    $ 1,188,021    $ 1,565,219    $2,569,901   $3,037,882   $ 3,118,027    $ 2,866,017
GNMA income ...............     1,354,307        355,962        472,693       785,591      880,680       975,599      1,306,658
CMBS income ...............            --      2,867,659      3,189,407       950,456           --            --             --
Equity in earnings of ARCap     1,788,137             --        401,096            --           --            --             --
Temporary investment income        46,544      1,845,770      2,084,417     1,092,617      112,953       151,228        252,140
Other income ..............       304,345        444,828        598,307       109,017           --            --             --
                                ---------      ---------      ---------     ---------    ---------     ---------      ---------
Total revenues ............     5,749,847      6,702,240      8,311,139     5,507,582    4,031,515     4,244,854      4,424,815
Total expenses ............     1,892,991      3,932,875      4,765,841     2,301,293      647,047       632,304        721,209
                                ---------      ---------      ---------     ---------    ---------     ---------      ---------
Income before other gain ..     3,856,856      2,769,365      3,545,298     3,206,289    3,384,468     3,612,550      3,703,606
(loss)
Total other (loss) gain ...      (211,572)      (392,445)      (227,541)    3,054,011       12,144       (66,735)      (415,975)
                                ---------      ---------      ---------     ---------    ---------     ---------      ---------

Net income ................   $ 3,645,284    $ 2,376,920    $ 3,317,757    $6,260,300   $3,396,612   $ 3,545,815    $ 3,287,631
                                =========      =========      =========     =========    =========     =========      =========

Net income per share
   (basic and diluted) ....   $      0.95    $      0.62    $      0.86   $      1.63   $     0.88    $     0.92    $      0.83
                                =========      =========      =========     =========    =========     =========      =========

Weighted average shares
   outstanding (basic and
   diluted) ...............     3,838,630      3,838,630      3,838,630     3,841,931    3,845,101     3,851,029      3,972,625

Distributions to
shareholders ..............   $ 4,174,510    $ 4,174,512    $ 5,566,015    $5,543,580   $5,566,903   $ 5,575,532    $ 5,569,283

Distribution per share ....   $      1.09    $      1.09    $      1.45    $     1.44   $     1.45   $      1.45    $      1.45
                                =========      =========      =========     =========    =========     =========      =========



                                     September 30,                                         December 31,
                              --------------------------   --------------------------------------------------------------------
Balance Sheet Data               2001           2000          2000           1999          1998          1997           1996
                              -----------   ------------   -----------   ------------   -----------   -----------   -----------
Total assets ..............   $99,912,427   $121,322,167   $70,438,313   $115,565,441   $59,993,040   $61,645,922   $63,147,215

Repurchase facility payable   $43,191,173   $ 20,061,000   $12,655,940   $ 19,127,000            --            --            --

Total liabilities .........   $45,192,116   $ 65,868,891   $15,362,440   $ 58,474,076   $ 1,788,466   $ 1,259,997   $   986,551

Total shareholders' equity    $54,720,311   $ 55,453,276   $55,075,873   $ 57,091,365   $58,204,574   $60,385,925   $62,160,664
                              -----------   ------------   -----------   ------------   -----------   -----------   -----------


------------
(1) The results for the year ended December 31, 1999 reflect a gain on repayment of two mortgage loans.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     During the nine months ended September 30, 2001, cash and cash equivalents decreased approximately $530,000 primarily due to proceeds from repurchase facilities payable of $30,535,000 and cash provided by operating activities of $3,291,000, offset by investments in mortgage loans of $19,794,000, investments in GNMA certificates of $6,556,000, an increase in notes receivable of $4,139,000 and distributions to shareholders of $4,175,000.

     Effective February 15, 2000, we entered into a $60 million FHA repurchase facility with the Nomura Asset Capital Corporation, with a term of one year. This agreement enables us to borrow up to 90% with a qualified hedge or 80% without a qualified hedge of the fair market value of FHA loans in which we invest. This facility was renewed February 15, 2001, for $40 million, with a one time option to increase to $60 million, a one year term, and interest at LIBOR plus 1.25%. As of September 30, 2001, there was no outstanding balance on this facility. As of December 31, 2000, $7,138,940 was outstanding under this facility.

     Also, effective February 15, 2000, we entered into a repurchase facility with Nomura Securities International Inc. This facility enables us to borrow up to 95% of the fair market value of qualified mortgage securities that we own. Borrowings bear interest at LIBOR plus 0.50%. As of September 30, 2001 and December 31, 2000, the amount outstanding under this facility was $43,191,173 and $5,517,000 and the weighted average interest rates were 4.07% and 7.12%, respectively.

     In order to qualify as a REIT under the Code, we must, among other things, distribute at least 90% of our taxable income. We believe that we are in compliance with the REIT-related provisions of the Code.

     We expect that cash generated from our investments will meet our needs for short-term liquidity, and will be sufficient to pay all of our expenses and make distributions to our shareholders in amounts sufficient to retain our REIT status in the foreseeable future.

     We completed a loan program with Fannie Mae which has agreed to fully fund the origination of $250 million of delegated underwriter and servicer loans for apartment properties that qualify for low income housing tax credits under
Section 42 of the Code. Under the program, we will originate and contract, on Fannie Mae's behalf, for individual loans of up to $6 million dollars each over a two-year period and will work with American Property Financing, an unaffiliated mortgage servicing company, which will underwrite and service the loans for Fannie Mae. Each property in the program will benefit from 9% low income housing tax credits for no less than 90% of its units. We will guarantee a first loss position of up to $21.25 million depending on the aggregate principal amount of the loans we originate under this program and will receive guarantee, loan origination and other fees. As of September 30, 2001, we originated, on Fannie Mae's behalf, loans totaling approximately $2.2 million and have made forward commitments for an additional approximately $6.8 million. Our maximum guaranty at September 30, 2001 under the Fannie Mae program and the forward commitments is $6.0 million.

     In November 2001, a distribution of $1,391,503 ($0.3625 per share), which was declared in September 2001, was paid to the shareholders of record for the quarter ended September 30, 2001.

     Management is not aware of any trends or events, commitments or uncertainties, which have not otherwise been disclosed that will or are likely to impact liquidity in a material way.

Results of Operations

       Three and Nine Month Period Ended September 30, 2001, Compared to Three and Nine Month Period Ended September 30, 2000

     The net income for the three and nine months ended September 30, 2001 and 2000 was $1,090,107 and $1,243,277 and $3,645,284 and $2,376,920, respectively.
The total of our annual operating expenses may not exceed the greater of (i) 2% of our average invested assets or (ii) 25% of our net income, unless such excess is approved by the independent trustees. On an annualized basis, there was no such excess for the nine months ended September 30, 2001 and 2000.

     Interest income from mortgage loans increased approximately $1,068,000 for the nine months ended September 30, 2001 as compared to 2000 primarily due to interest earned on the additional principal advances to The Hollows, Elmhurst Village and Autumn Creek prior to their conversion to GNMA certificates and on Stonybrook (while held by our wholly owned subsidiary AMAC/FM Corporation), partially offset by the repayment of the Town and Country mortgage loan. Interest income from mortgage loans decreased approximately $151,000 for the three months ended September 30, 2001 as compared to 2000 primarily due to the conversion of the Hollows, Elmhurst Village and Autumn Creek loans to GNMA certificates.

     Interest income from GNMA certificates increased approximately $742,000 and $998,000 for the three and nine months ended September 30, 2001, primarily due to the conversion of three mortgage loans to GNMA certificates.

     Interest income from commercial mortgage-backed security-related investment in the amount of approximately $960,000 and $2,868,000 was recorded for the three and nine months ended September 30, 2000; such investment was sold in October 2000.

     Interest income from temporary investments decreased approximately $604,000 and $1,799,000 for the three and nine months ended September 30, 2001 as compared to 2000 primarily due to the reduced balances of temporary investments and termination of the deposits with brokers held as collateral for short sales.

     Interest income from notes receivable in the amount of approximately $127,000 and $234,000 was recorded for the three and nine months ended September 30, 2001; such investments were made after September 2000.

     Equity in earnings of ARCap in the amount of $604,000 and $1,788,000 was recorded for the three and nine months ended September 30, 2001. This investment was acquired in October 2000.

     Other income in the amount of $40,000 and $70,000 was recorded for the three and nine months ended September 30, 2001 due to the guaranty and loan origination fees earned on loans in the Fannie Mae loan program.

     Other income for the three and nine months ended September 30, 2000 included approximately $295,000 of interest income from a note receivable from AMAC/FM effective January 1, 2001. AMAC/FM is consolidated for financial reporting purposes. Any interest due from AMAC/FM to AMAC for the three and nine months ended September 30, 2001 was eliminated in consolidation.

     Interest expense decreased approximately $582,000 and $1,757,000 for the three and nine months ended September 30, 2001 as compared to 2000 due to the termination of the Bear Stearns Repurchase Facility and closing out of government securities sold short positions partially offset by higher interest expenses related to the Nomura repurchase facilities due to higher outstanding balance.

     General and administrative expenses decreased approximately $195,000 and $258,000 for the three and nine months ended September 30, 2001 as compared to 2000 primarily due to a decrease in asset management fees payable to the Advisor due to the sale of commercial mortgage-backed security-related investment and a decrease in the reimbursements of certain administrative and other costs incurred by the Advisor on our behalf.

     Amortization decreased approximately $21,000 and $25,000 for the three and nine months ended September 30, 2001 due to the deferred costs relating to the repurchase facility with Nomura Asset Capital Corporation being fully amortized.

     A gain on the repayment of mortgage loans in the amount of approximately $14,000 was recorded for the nine months ended September 30, 2000, relating to the repayment of the Town & Country mezzanine loan and FHA insured mortgage loan on January 21, 2000. A gain of approximately $58,000 was recognized during the nine months ended September 30, 2000 from the repayment of a GNMA certificate. A loss of approximately $212,000 was recognized during the three months ended September 30, 2001 relating to the repayment of the Columbiana Lakes FHA first mortgage loan and related mezzanine loan.

     A net loss on the commercial mortgage-backed security-related investment and government securities sold short in the amount of approximately $464,000 was recorded for the nine months ended September 30, 2000. These positions were liquidated in October of 2000.

Distributions

     Of the total distributions of $4,174,510 and $4,174,512 for the nine months ended September 30, 2001 and 2000, respectively, $317,654 ($.08 per share or 7.61%) and $1,836,883 ($0.48 per share or 44%), respectively, represented a return of capital determined in accordance with generally accepted accounting principles. As of September 30, 2001, the aggregate amount of the distributions made since the commencement of the initial public offering representing a return of capital, in accordance with generally accepted accounting principles, totaled $14,435,381. The portion of the distributions which constituted a return of capital was significant during the initial acquisition stage in order to maintain level distributions to shareholders.

         Year Ended December 31, 2000, Compared to Year Ended December 31, 1999

     Interest income from mortgage loans decreased approximately $1,005,000 for the year ended December 31, 2000 as compared to 1999 primarily due to the repayment of the Town and Country mortgage loan, contribution of Stonybrook FHA Loan to an unconsolidated subsidiary and the recognition in 1999 of additional interest income related to the Columbiana loan, which had been reserved in 1998. This was partially offset by increases due to the three new loans acquired during 2000.

     Interest income from GNMA certificates decreased approximately $313,000 for the year ended December 31, 2000 as compared to 1999 primarily due to the repayment of one of the GNMA certificates in January 2000.

     Interest income from commercial mortgage-backed security-related investment increased approximately $2,239,000 for the year ended December 31, 2000 due to a longer holding period for the investment.

     Interest income from note receivable increased approximately $361,000 for the year ended December 31, 2000 primarily due to a loan made to an unconsolidated subsidiary in March 2000.

     Interest income from temporary investments increased $992,000 for the year ended December 31, 2000 as compared to 1999 due to an increase in the amounts invested.

     Dividend income in the amount of $401,000 was reported for the year ended December 31, 2000 due to the investment in ARCap preferred stock.

     Other income increased approximately $128,000 for the year ended December 31, 2000 as compared to 1999 due to a loan origination fee and the interest income of a bridge loan.

     Interest expense increased $2,465,000 for the year ended December 31, 2000 as compared to 1999 due to the repurchase facilities and the US treasury note transactions.

     General and administrative expenses increased approximately $280,000 for the year ended December 31, 2000 as compared to 1999 due to a usage fee for the Nomura repurchase facilities, increased asset management fees and increased advertising. This was partially offset by a decrease in the incentive management fee.

     Amortization costs in the amount of $85,000 were expensed for the year ended December 31, 2000 relating to Nomura deferred costs of the Nomura repurchase facilities.

     A net loss on the commercial mortgage-backed security-related investment and government security sold short position in the amount of approximately $300,000 was recorded for the year ended December 31, 2000, as opposed to $218,000 for 1999. This was due to fluctuations in the market values of those positions during 1999 and 2000, until their sale on October 31, 2000.

         Year Ended December 31, 1999, Compared to Year Ended December 31, 1998

     Interest income from mortgage loans decreased approximately $468,000 for the year ended December 31, 1999 as compared to 1998 primarily due to the repayment of the Cove and Oxford mortgage loans on March 1, 1999 which was partially offset by increases due to the receipt of Additional Interest relating to Columbiana and the accrual of Additional Interest (received in January 2000) relating to Town and Country, both of which had been fully reserved and reversed from interest in 1998.

     Interest income from REMIC and GNMA certificates decreased approximately $95,000 for the year ended December 31, 1999 as compared to 1998 primarily due to the repayment of one of the REMICs in October 1998 and a decrease in the balances of the GNMA certificates due to principal payments received during 1999 and 1998.

     Interest income from commercial mortgage-backed security-related investment in the amount of approximately $950,000 was recorded for the year ended December 31, 1999; such investment was made on September 30, 1999.

     Interest income from note receivable in the amount of approximately $86,000 was recorded for the year ended December 31, 1999 relating to a loan made in May 1999 which was repaid in September 1999.

     Interest income from temporary investments increased approximately $980,000 for the year ended December 31, 1999 as compared to 1998 primarily due to proceeds from the repayment of the Cove and Oxford mortgage loans on March 1, 1999 which were temporarily invested in 1999.

     Other income in the amount of approximately $23,000 was recorded for the year ended December 31, 1999 relating primarily to origination points (fees) relating to the note receivable.

     Interest expense in the amount of approximately $907,000 was recorded for the year ended December 31, 1999 relating to interest on a repurchase facility payable entered into on September 30, 1999 and interest on a government security sold short on September 30, 1999.

     General and administrative expenses increased approximately $388,000 for the year ended December 31, 1999 as compared to 1998 primarily due to an incentive fee payable to the Advisor, an increase in the reimbursements of certain administrative and other costs incurred by the Advisor on our behalf and an increase in public relations expenses due to the reorganization of the Company.

     Organization costs in the amount of approximately $365,000 were expensed for the year ended December 31, 1999 relating to the reorganization of the Company.

     A net loss on the commercial mortgage-backed security-related investment and government security sold short position in the amount of approximately $218,000 was recorded for the year ended December 31, 1999 due to changes in the fair values of such positions since they originated on September 30, 1999.

     A gain on repayment of mortgage loans in the amount of approximately $3,273,000 was recorded for the year ended December 31, 1999 relating to the repayment of the Cove and Oxford mortgage loans on March 1, 1999.

         Distributions

     Of the total distributions paid of $5,566,015 and $5,543,580 for the years ended December 31, 2000 and 1999, respectively, $2,248,259 ($.59 per share or 40%) and $686,445 ($.18 per share or 12%), respectively, represented a return of capital determined in accordance with generally accepted accounting principles. As of December 31, 2000, the aggregate amount of the distributions made since the commencement of the initial public offering representing a return of capital, in accordance with generally accepted accounting principles, totaled $14,117,727. The portion of the distributions which constituted a return of capital was made in order to maintain level distributions to shareholders.

         Recently Issued Accounting Standards

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement was implemented by the Company on January 1, 2001. Because the Company does not utilize derivatives, implementation of this statement did not have a material effect on the Company's financial statements.

     In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" (SFAS 141) and Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements establish new standards for accounting and reporting for business combinations and for goodwill and intangible assets resulting from business combinations. SFAS 141 applies to all business combinations initiated after June 30, 2001; the Company is required to implement SFAS 142 on January 1, 2002. Management believes that implementation of these statements will not have a material impact on the Company's financial statements.

     In August of 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (effective January 1, 2003) and SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (effective January 1, 2002). SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. The Company is in the process of evaluating the financial statement impact of the adoption these two standards.

         Inflation

     Inflation did not have a material effect on our results for the periods presented.

         Quantitative and Qualitative Disclosures About Market Risk

     Market risk is the exposure to loss resulting from changes in interest rates, changes in spreads on CMBS, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which our investments are exposed is interest rate risk which is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

     Our borrowings under repurchase agreements bear interest at rates that fluctuate with LIBOR. Based on the $43.2 million of borrowings outstanding under these facilities at September 30, 2001, a 1% change in LIBOR would impact our annual net income and cash flows by approximately $432,000.

     Cash flows and income from our other financial instruments, consisting primarily of mortgage loans, a preferred equity interest, GNMA certificates, and cash and cash equivalents, would not be significantly affected by changes in interest rates, because most of these instruments bear interest at fixed rates, and are not subject to financing or hedged.

     Cash and cash equivalents and the mortgage loans are carried at historical cost, and so their carrying values are not impacted by changes in interest rates. The GNMA investments are adjusted to market value through comprehensive income in the equity statement, but changes in their value have not historically been significant to shareholders' equity. The preferred equity interest is carried on the equity method; although changes in interest rates would not directly impact the carrying value of this asset, they might adversely affect the ability of the underlying entity to meet its preferred distribution requirements.

                            DESCRIPTION OF SECURITIES

     The summary of the terms of our shares of beneficial interest set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to our declaration of trust, as amended and restated from time to time.

         General

     Our authorized capital consists of 12,500,000 shares of beneficial interest, par value $0.10 per share. All of our authorized and issued capital is designated as common shares. We have not designated any of our shares of beneficial interest as preferred shares. As of November 14, 2001, we had outstanding 3,838,630 common shares. In addition, we have reserved 383,924 common shares for issuance under our Incentive Share Option Plan. We may sell and issue as many shares of beneficial interest as the trustees determine in their sole discretion. A majority of the trustees, including a majority of the independent trustees, are authorized to determine from time to time the number of authorized shares that will be sold and issued. The Board of Trustees may classify any unissued shares in one or more classes or series of beneficial interests.

         Common Shares of Beneficial Interest

     All common shares of beneficial interest have equal voting, dividend, distribution, liquidation, redemption and other rights and have one vote per share on all matters submitted to a vote of the shareholders. Common shares will be validly issued, fully paid and non-assessable by us or on our behalf upon receipt of full consideration for which they have been issued or without additional consideration if issued by way of share dividend, share split, or upon the conversion of convertible debt, and will not be subject to redemption by us (except in the case of a redemption to prevent a violation of the concentration of ownership provisions of the Code applicable to REITs). Unless otherwise permitted by the Board of Trustees, the common shares do not entitle the shareholders to preference, preemptive, appraisal, conversion or exchange rights of any kind.

         Preferred Shares of Beneficial Interest

     As of September 30, 2001, we have not designated any of our shares of beneficial interest as preferred shares. The Board of Trustees may classify any unissued preferred shares of beneficial interest and reclassify any previously classified but unissued preferred shares of any series from time to time, in one or more series of shares. The Board of Trustees has no present plans to designate any preferred shares.

         Restrictions on Transfer

     In order for us to qualify as a REIT, our shares must be beneficially owned by 100 or more persons for at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the number or value of the outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended, to include certain exempt entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year (other than during its first taxable year). In order to prevent five or fewer individuals from acquiring more than 50% of our outstanding shares, and a resulting failure to qualify as a REIT, we intend to limit the ownership and transfer of shares in order to comply with such limitations.

     Certain transfers or purchases may be prohibited by the Board of Trustees to ensure our continued qualification as a REIT under the Code. The Board of Trustees may require each proposed transferee of shares to deliver a statement or affidavit setting forth the number of shares, if any, already owned, directly or indirectly, by such transferee and may refuse to permit any transfer of shares which would cause an accumulation of shares that would jeopardize our status as a REIT.

     Our declaration of trust provides that the Board of Trustees may redeem shares in order to maintain our REIT status. The redemption price is determined in good faith by our independent trustees.

     Our declaration of trust provides that, subject to certain exceptions, if at any time, a person becomes an owner of, or is deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding shares, then the shares most recently acquired by such person which are in excess of the 9.8% limit (the "Excess Shares") will have the following characteristics:

         o    not have any voting rights;

         o not be deemed outstanding for the purpose of determining a quorum at the annual meeting or any special meeting of shareholders or for determining the number of outstanding shares for purposes of determining a "majority of the outstanding shares" in connection with a shareholders' vote without a meeting;

         o any dividends or distributions with respect to the Excess Shares will be held by us in a savings account for the benefit of the holders of such Excess Shares until such time as the Excess Shares cease to be Excess Shares; and

         o Excess Shares shall be deemed to have been offered for sale to us or our designee for a period of 120 days from the date of (i) the transfer that created the Excess Shares, if we had actual knowledge of the transfer or (ii) if we do not have actual knowledge of the transfer, the determination by the trustees in good faith that a transfer creating Excess Shares has taken place. The price for such Excess Shares shall be their fair market value as of the date of either (i) or (ii) above.

     After we give notice of our intention to purchase the Excess Shares such shares shall have no further rights beyond the right of the shareholder to receive payment for them.

     Any person who acquires Excess Shares is obliged to immediately give written notice to us and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT.

         Restrictions on Certain Conversion Transactions

     Our declaration of trust requires that 80% in interest of the shareholders and all the independent trustees approve "conversion transactions," which are exchange offers, mergers, consolidations or similar transactions involving us in which the shareholders receive securities in a surviving entity having a substantially longer duration or materially different investment objectives and policies, or that is anticipated to provide significantly greater compensation to management, except for any such transaction affected because of changes in applicable law, or to preserve tax advantages for a majority in interest of the shareholders. It should be noted that standards such as "substantially longer duration," "materially different investment objectives and policies" or "provides significantly greater compensation to management" are not defined and are by their nature potentially ambiguous. Any ambiguities will be resolved by the Board of Trustees (a majority of whom are independent trustees).

Certain Provisions of our Declaration of Trust.

     Our organizational document, our declaration of trust, binds each trustee and each shareholder. Each shareholder is deemed to have agreed to the terms of our declaration of trust by electing to become a shareholder.

         Shareholder Meetings

     An annual meeting of shareholders will be held not less than 30 days after delivery of the annual report, but in no event later than June 30 of each year. Special meetings may be called by the Chairman of the Board, by the President, by a majority of the trustees or by a majority of the independent trustees, or by shareholders holding, in the aggregate, not less than 10% of the outstanding common shares. At any meeting of shareholders, each shareholder is entitled to one vote for each common share owned of record (other than Excess Shares) on the applicable record date. In general, the presence in person or by proxy of a majority of the outstanding common shares shall constitute a quorum, and a majority vote of the shareholders will be binding on all our shareholders.

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         Shareholder Voting Rights

     Except as otherwise provided, all common shares shall have equal voting rights. Shareholders do not have cumulative voting rights.

     Excess Shares are not entitled to any voting rights and are not considered outstanding for the purpose of determining a quorum.

     All elections for trustees are decided by a plurality vote at a meeting or without a meeting provided that at least a majority of the outstanding shares cast a vote in such election. Unless otherwise provided by our declaration of trust, all other questions are decided by a majority of the votes cast at a meeting at which a quorum is present or a majority of outstanding shares cast, without a meeting.

     Each shareholder entitled to vote may do so (i) at a meeting, in person, by written proxy or by a signed writing or consent directing the manner in which the shareholder desires that the shareholder's vote be cast (which must be received by the trustees prior to such meeting) or (ii) without a meeting, by a signed writing or consent directing the manner in which the shareholder desires that the shareholder's vote be cast (which must be received by the trustees prior to the date the votes of the shareholders are to be counted).

     Any or all trustees may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote.

         Shareholder Lists

     An alphabetical list of names, record addresses and business telephone numbers of all shareholders with the number of shares held by each, is maintained as part of our books and records at our principal office. Such list is updated at least quarterly, and is open for inspection by a shareholder or the shareholder's designated agent upon such shareholder's request. Such list will be mailed to any shareholder requesting the list within 10 days of the request. We may require the shareholder requesting such shareholder's list to represent that the list is not requested for a commercial purpose unrelated to the shareholder's interest in us.

         Inspection of Books and Records

     Any shareholder and any designated representative thereof is permitted access to all of our records at all reasonable times, and may inspect and copy any of them. In addition, our books and records are open for inspection by state securities administrators upon reasonable notice and during normal business hours at our principal place of business.

         Trustees

     A majority of the trustees must at all times be independent trustees. Independent trustees are trustees who are not affiliated with the Advisor, not serving as a director or trustee for more than three other REITs organized by our sponsor and not performing other services for us except as trustees. Our declaration of trust requires that we have not less than three nor more than nine trustees as fixed from time to time by the Board of Trustees. On June 12, 2001, the Board of Trustees fixed the number of trustees at five.

     A trustee may be removed by a majority of the other trustees only for cause. A trustee may be removed, with or without cause, by vote of the majority of the outstanding shares entitled to vote. Any vacancy, except a vacancy created by the removal of a trustee by the shareholders, may be filled by a majority of the remaining trustees, except that independent trustees must nominate replacements for vacancies in independent trustee positions. Vacancies caused as a result of the removal of a trustee by the shareholders must be filled by the shareholders. Each trustee serves a term of one year.

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     No bond is required to secure the performance of a trustee unless the Board of Trustees so provide or as required by law. The trustees are empowered to fix the compensation of all officers whom they select. The independent trustees will be paid $10,000 per year. Non-independent trustees will not be compensated by us.

     None of the Advisor, the trustees nor their affiliates may vote any shares held by them on matters submitted to the shareholders regarding the removal of or on any transaction between us and the Advisor, the trustees or their affiliates. Shares held by the Advisor, the trustees and their affiliates may not be included in determining the number of outstanding shares entitled to vote on these matters, nor in the shares actually voted thereon.

         Amendment of the Declaration of Trust

     Our declaration of trust may be amended by the vote of the holders of a majority of the outstanding common shares and a majority of the trustees, including a majority of the independent trustees, except that the amendment of the provision contained in our declaration of trust regarding supermajority shareholder approval of certain roll-up or conversion transactions requires the vote of the holders of 80% of the outstanding shares. Notwithstanding the foregoing, a majority of the trustees, including a majority of the independent trustees, are authorized to amend our declaration of trust without the consent of shareholders (i) to the minimum extent necessary, based on an opinion of counsel, to comply with the provisions of the Code applicable to REITs, the regulations thereunder, and any ruling on or interpretation of the Code or the regulations thereunder (ii) to delete or add any provision required to be deleted or added by the Securities and Exchange Commission or a state "blue sky" commissioner, which addition or deletion is deemed by such official to be for the benefit or protection of shareholders or (iii) to clarify any ambiguities or correct any inconsistencies.

         Responsibility of Trustees

     The Board of Trustees is responsible for our general policies and for such general supervision and management of our business as may be necessary to insure that such business conforms to the provisions of our declaration of trust.

     The trustees are accountable to the shareholders as fiduciaries and are required to perform their duties in good faith and in a manner each trustee believes to be in our best interest and our shareholders, with such care, including reasonable inquiry, as a prudent person in a like position would use under similar circumstances.

     Our declaration of trust provides that the trustees shall have full, absolute and exclusive power, control, management and authority over our assets and over our business and affairs to the same extent as if the trustees were the sole owners thereof in their own right. The trustees have the power to enter into commitments to make any investment, purchase or acquisition or to exercise any power authorized by our declaration of trust, including the power to retain an advisor and to delegate any of the trustees' powers and duties to an advisor.

     The trustees have the responsibility to establish written policies on investments and borrowings and shall monitor our and the Advisor's administrative procedures, investment operations and performance to assure that such policies are carried out. A majority in interest of the shareholders must approve any change in our investment objectives.

         Indemnification

     We agreed to indemnify and hold harmless our trustees, our Advisor and their affiliates who are performing services on our behalf ("Indemnified Parties") against expense or liability, including attorneys' fees and disbursements, in any action arising out of any act performed or omitted to be performed by them in connection with our operation or business; provided, that,
(i) our trustee or the Advisor has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests (ii) such liability or loss was not the result of negligence or misconduct on the part of the Indemnified Party and (iii) such indemnification or agreement to hold harmless is recoverable only out of our assets and not from the shareholders. In addition, our declaration of trust contains provisions limiting the personal liability of our trustees, officers and shareholders.

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


     We do not indemnify the Indemnified Parties for any liability imposed by a judgment, and costs associated with a judgment, including attorneys' fees, arising from or out of a violation of state or federal securities laws. However, we may indemnify the Indemnified Parties for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending such lawsuits, but only if: (a) a court either (i) approves the settlement and finds that indemnification of the settlement and related costs should be made or (ii) approves indemnification of litigation costs if there has been a successful defense or (b) there has been a dismissal on the merits with prejudice (without a settlement).

         Possible Shareholder Liability

     It is possible that certain states may not recognize the limited liability of shareholders, although our declaration of trust provides that our shareholders shall not be subject to any personal liability for our acts or obligations. Our declaration of trust also provides that every written agreement entered into by us shall contain a provision that our obligations are not enforceable against our shareholders personally. No personal liability should attach to our shareholders under any agreement containing such a provision; however, not every written agreement entered into by us contains such a provision. In certain states, our shareholders may be held personally liable for claims against us (such as contract claims where the underlying agreement does not specifically exclude shareholder liability, claims for taxes, certain statutory liability and tort claims). Upon payment of any such liability, however, the shareholder will, in the absence of willful misconduct on the shareholder's part, be entitled to reimbursement from our general assets, to the extent such assets are sufficient to satisfy the claim.

         Transfer Agent and Registrar

     EquiServe Trust Company N.A., c/o EquiServe American Mortgage Acceptance Company, P.O. Box 40310, Providence, RI 02940-3010, is the transfer agent and registrar for our shares. Its telephone number is (800) 730-6001.

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                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material federal income tax considerations to you as a prospective holder of shares. The following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all our shareholders. It does not discuss all of the aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to certain types of shareholders who are subject to special treatment under the federal income tax laws including, without limitation, insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

     The information in this section is based on the Internal Revenue Code of 1986, as amended, which is referred to as the Code, existing, temporary and proposed regulations under the Code, the legislative history of the Code, current administrative rulings and practices of the IRS and court decisions, all as of the date hereof. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. In addition, we have not received, and do not plan to request, any rulings from the IRS concerning our tax treatment. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or that such statements will be sustained by a court if so challenged.

EACH PROSPECTIVE PURCHASER OF SHARES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES OF AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

     General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1991. We believe that we have been organized, and have operated, in such a manner so as to qualify for taxation as a REIT under the Code and intend to conduct our operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that we have operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that the actual results of our operations for any one taxable year have satisfied or will continue to satisfy such requirements.

     The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

     If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows: first, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference. Third, if we have (a) net

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income from the sale or other disposition of "foreclosure property", which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test multiplied by (b) a fraction intended to reflect our profitability. Sixth, if we should fail to distribute during each calendar year at least the sum of
(a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, as provided in temporary regulations, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, the "built-in gain" associated with the asset would be immediately subject to tax. However, if we make the proper election on our tax return for the year in which we acquire any such asset, we instead would be subject to tax at the highest corporate rate if we dispose of such asset during the 10 year period beginning on the date that we acquired that asset, to the extent of such property's "built-in gain" (the excess of the fair market value of such property at the time of our acquisition over the adjusted basis of such property at such time). We also will incur a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm's-length basis.

     Requirements for Qualification. A REIT is a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) that has the calendar year as its taxable year, (6) the beneficial ownership of which is held by 100 or more persons, (7) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (8) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (5), inclusive, must be met during the entire taxable year and that condition (6) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

     We may redeem, at our option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, our declaration of trust includes restrictions regarding the transfer of our stock that are intended to assist us in continuing to satisfy requirements (6) and (7). Moreover, if we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our capital stock requesting information regarding the actual ownership of our capital stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement
(7) above, we will be treated as having met the requirement.

     The Code allows a REIT to own wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit.

     For taxable years beginning on or after January 1, 2001, a REIT may also hold any direct or indirect interest in a corporation that qualifies as a "taxable REIT subsidiary", as long as the REIT's aggregate holdings of taxable REIT subsidiary securities do not exceed 20% of the value of the REIT's total assets. A taxable REIT subsidiary is a fully taxable corporation that generally is permitted to engage in businesses, own assets, and earn income that, if engaged

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in, owned, or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT or a qualified REIT subsidiary) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See "Asset Tests" below. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm's-length. An election has been made to treat AMAC/FM Corporation as a taxable REIT subsidiary as of January 1, 2001.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and assets tests (as discussed below). Thus, our proportionate share of the assets, liabilities, and items of gross income of any partnerships in which we own an interest are treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein.

     Income Tests. In order to maintain qualification as a REIT, we must satisfy annually certain gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities.

     Interest will qualify as interest on obligations secured by mortgages on real property or on interests in real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. Interest on obligations secured by mortgages on real property or on interests in real property will be treated as qualifying income to the extent that the fair market value of the property that secures the loan has a value greater than or equal to the highest principal amount, including accrued interest, of such loan outstanding during the REIT taxable year. To the extent the fair market value of such property at the time of issuance and when the loan is acquired is less than the highest principal amount, including accrued interest, of such loan outstanding during the REIT taxable year, only a proportionate part of the interest on such loan shall be treated as qualifying income. For purposes of the gross income requirements, interest includes only amounts that represent compensation for the use or forbearance of money, and does not include a charge for services. Interest includes income from a REMIC, as long as at least 95% of the assets of the REMIC are interests in real property. If less than 95% of the assets of a REMIC consist of real estate, income accrued by the REIT will be treated as interest from a mortgage in the proportion in which assets of the REMIC consist of real estate assets. Subject to certain exceptions, interest does not include amounts received or accrued, directly or indirectly, if the amount depends, in whole or in part, on the income or profits of any person. One exception to this rule is that amounts may be based on the gross receipts or sales of a person, and still constitute interest for these purposes. The second exception would be available if the REIT receives or accrues amounts that would be excluded from interest because the borrower receives or accrues an amount based on the income or profits of any person; in such case, only a proportionate part of the amount received or accrued by the REIT is excluded from being treated as interest. Third, if the borrower derives substantially all of its gross income with respect to the property subject to the mortgage from the leasing of its property to tenants, an amount based on the net income or profits of the borrower may be treated as interest if the borrower receives or accrues amounts that would qualify as rents from real property had such amounts been received by the REIT.

     Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met.

     We believe that substantially all of our interest income will be qualifying income under the gross income tests.

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     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect, we disclosed the nature and amounts of our items of gross income in a schedule attached to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. Even if this relief provision applied, a 100% penalty tax would be imposed on the amount by which we failed the 75% or 95% test (whichever amount is greater), less an amount which generally reflects expenses attributable to earning the nonqualified income.

     Subject to certain safe harbor exceptions, any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

     Asset Tests. At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. At least 75% of the value of our total assets must be represented by real estate assets, including (1) our allocable share of mortgage and other real estate assets held by partnerships in which we own an interest or held by our qualified REIT subsidiaries and (2) stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) debt offering by us, cash, cash items and government securities. In addition, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries (as defined above under "Requirements for Qualification"). Except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests and debt obligations, (1) not more than 5% of the value of our total assets may be represented by securities of any one issuer, (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of a single issuer and (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

     We believe that substantially all of our assets consist and, after the offering, will consist of (1) mortgages, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, and (4) cash, cash items and government securities. We may also invest in securities of other entities, provided that such investments will not prevent us from satisfying the asset and income tests for REIT qualification set forth above.

     After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we inadvertently fail one or more of the asset tests at the end of a calendar quarter because we acquire securities or other property during the quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of the calendar quarter in which it arose.

     Annual Distribution Requirement. With respect to each taxable year, we must distribute to our shareholders as dividends (other than capital gain dividends) at least 90% of our taxable income. Specifically, we must distribute an amount equal to (1) 90% of the sum of our "REIT taxable income" (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and any after-tax net income from foreclosure property, minus (2) the sum of certain items of "excess noncash income" such as income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount. REIT taxable income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received.

     We will be subject to tax on amounts not distributed at regular United States federal corporate income tax rates. In addition, a nondeductible 4% excise tax is imposed on the excess of (1) 85% of our ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (2) the actual distribution to shareholders during the year (if any). Net operating losses generated by us may be carried forward but not carried back and used by us for 20 years to reduce REIT taxable income and the

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


amount that we will be required to distribute in order to remain qualified as a REIT. As a REIT, our net capital losses may be carried forward for five years (but not carried back) and used to reduce capital gains.

     In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT taxable income. However, we may elect to treat a dividend declared and paid after the end of the year (a "subsequent declared dividend") as paid during such year for purposes of complying with the distribution test and computing REIT taxable income, if the dividend is (1) declared before the regular or extended due date of our tax return for such year and (2) paid not later than the date of the first regular dividend payment made after the declaration, but in no case later than 12 months after the end of the year. For purposes of computing the 4% excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by us in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such quarter of such year will be deemed to have been paid by us (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by us in January of the following calendar year.

     For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of our items of income, gain or deduction by the IRS, we may be permitted to remedy such failure by paying a "deficiency dividend" in a later year together with interest and a penalty. Such deficiency dividend may be included in our deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.

     We believe that we have distributed and intend to continue to distribute to our shareholders in a timely manner such amounts sufficient to satisfy the annual distribution requirements. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make non-deductible expenditures (such as principal payments on debt) may cause us to recognize taxable income in excess of our net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the distribution requirement, we might find it necessary to arrange for short-term, or possibly long-term, borrowings.

     Failure to Qualify. If we fail to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, we would be subject to federal income tax (including applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of our current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction.

     If our failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, we would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event we were to fail to qualify as a REIT in one year and subsequently requalify in a later year, we might be required to recognize taxable income based on the net appreciation in value of our assets as a condition to requalification. In the alternative, we may be taxed on the net appreciation in value of our assets if we sell assets within ten years of the date we requalify as a REIT under federal income tax laws.

Taxation of Taxable U.S. Shareholders

     As used herein, the term "U.S. shareholder" means a holder of shares who (for United States federal income tax purposes) (1) is a citizen or resident of the United States, (2) is a corporation, partnership, or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (3) is an estate the income of which is subject to United States federal income taxation regardless of its source or (4) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person in effect.

     As long as we qualify as a REIT, distributions made to our U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deduction as to such amounts.

     Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income under the Code.

     Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, and will result in a corresponding reduction in the shareholder's basis in the shares. Any reduction in a shareholder's tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. We will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceed the adjusted basis of a U.S. shareholder's shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.

     Aside from the different income tax rates applicable to ordinary income and capital gain dividends, regular and capital gain dividends from us will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as "portfolio" income for purposes of the passive activity loss limitation (including all individuals) and shareholders generally will not be able to offset any "passive losses" against such dividends. Dividends will be treated as investment income for purposes of the investment interest limitation contained in Section 163(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.

     In general, dividends paid by us will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

     In general, a domestic shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition and (2) the shareholder's adjusted basis of such shares. Such gain or loss will generally be short-term capital gain or loss if the shareholder has not held such shares for more than one year and will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such shareholder as long-term capital gain.

     We may elect to retain and pay income tax on net long-term capital gains. If we make such an election, you, as a holder of shares, will (1) include in your income as long-term capital gains your proportionate share of such undistributed capital gains and (2) be deemed to have paid your proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. As a holder of shares you will increase the basis in your shares by the difference between the amount of capital gain included in your income and the amount of tax you are deemed to have paid. Our earnings and profits will be adjusted appropriately.

Backup Withholding

     We will report to our domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of up to 30.5% (30% for 2002) with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Amounts withheld as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us. Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Shareholders (persons other than U.S. shareholders, further described below). Non-U.S. Shareholders should consult their tax advisors with respect to any such information and backup withholding requirements.

Taxation of Non-U.S. Shareholders

     The following discussion is only a summary of the rules governing United States federal income taxation of Non-U.S. Shareholders such as nonresident alien individuals, foreign corporations, foreign partnerships or other foreign estates or trusts. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below.

     For withholding tax purposes, we are currently required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. Under regulations, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, the Non-U.S. Shareholder may seek from the IRS a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

     For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, a Non-U.S. Shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. We are required by applicable regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is anticipated that we will continue to be a "domestically controlled REIT" after the offering. Therefore, the sale of shares will not be subject to taxation under FIRPTA. However, because our shares are publicly traded, no assurance can be given that we will continue to qualify as a "domestically controlled REIT." If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price. Gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (1) investment in the shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (2) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such nonresident alien individual has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Taxation of Tax-Exempt Shareholders

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While investments in real estate may generate UBTI, the Service has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of our shares with debt, a portion of its income from us, if any, will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

     In addition, a pension trust that owns more than 10% of our shares is required to treat a percentage of the dividends from us as UBTI (the "UBTI Percentage") in certain circumstances. The UBTI Percentage is our gross income derived from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5% (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust and (iii) either
(A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

     While an investment in our shares by an Exempt Organization generally is not expected to result in UBTI except in the circumstances described in the preceding paragraph, any gross UBTI that does arise from such an investment will be combined with all other gross UBTI of the Exempt Organization for a taxable year and reduced by the sum of all deductions attributable to the UBTI and $1,000. Any amount then remaining will constitute UBTI on which the Exempt Organization will be subject to tax. If the gross income taken into account in computing UBTI exceeds $1,000, the Exempt Organization is obligated to file a tax return for such year on IRS Form 990-T. We, our Board of Trustees, and any of our or their affiliates do not intend to undertake the preparation or filing of IRS Form 990-T for any Exempt Organization in connection with an investment by such Exempt Organization in the shares. Generally, IRS Form 990-T must be filed with the Service by April 15 of the year following the year in which it relates.

Other Tax Considerations

     Entity Classification. Certain of our investments are held through ARCap Investors, L.L.C., a limited liability company that has elected to be taxed as a partnership. If such limited liability company were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change and might preclude us from qualifying as a REIT.

     We believe that ARCap Investors, L.L.C. is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

                                  UNDERWRITING

     Friedman, Billings, Ramsey & Co., Inc. is acting as representative of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our shares is subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

          Underwriter                                      Number of Shares
          ------------------------------------------  ------------------------

          Friedman, Billings, Ramsey & Co., Inc.
          [                                       ]
                                                           -------------------
          Total                                               3,500,000
                                                           ===================

     The following table shows the per share and total underwriting discount we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 525,000 additional shares to cover over-allotments.

                            No Exercise                 Full Exercise
                         ---------------------     ----------------------
          Per Share      $                         $
          Total          $                         $


     Each of our officers and directors has agreed with the representatives, for a period of 120 days after the date of this prospectus, subject to certain exceptions, not to sell any shares or any securities convertible into or exchangeable for shares owned by them, without the prior written consent of the representatives. However, the representatives may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

     The underwriters propose to offer our shares directly to the public at $ per share and to certain dealers at this price less a concession not in excess
of $   per share. The underwriters may allow, and the dealers may reallow, a
concession not in excess of $   per share to certain dealers.

     We expect to incur expenses of approximately $   in connection with this
offering.

     We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 525,000 additional shares to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares covered by the option.

     We have agreed to grant to Friedman, Billings, Ramsey & Co., Inc., as representative of the underwriters, and its designated affiliates warrants representing the right to acquire up to a number of common shares equal to 1% of the common shares issued to the public in this offering. These warrants will allow the representative to acquire 35,000 common shares (40,250 in the event the underwriters exercise their over-allotment option) at an exercise price per share equal to the public offering price of a common share offered in this offering. The warrants will be exercisable on the closing date of this offering and have a term of five years. The warrants enable the representative of the underwriters to profit from a rise in the market price of our common shares. Dilution to our common shares will occur if the warrants are exercised at a time when the exercise price is less than the market price of our common shares at the time of exercise. In addition, the terms upon which we will be able to obtain additional equity capital may be adversely affected because the holders of the warrants can be expected to exercise the warrants at a time when we would likely be able to obtain any needed capital on terms more favorable to us than those provided in the warrants.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

     In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our shares. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our shares. If the underwriters create a short position in our shares in connection with this offering by selling more than 525,000 shares, the underwriters may reduce that short position by purchasing our shares in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

     The representatives or their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

                                     EXPERTS

     The financial statements of American Mortgage Acceptance Company as of December 31, 2000 and 1999 and for the years then ended included and incorporated by reference in this prospectus from the Annual Report on Form 10-K of American Mortgage Acceptance Company for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included and incorporated by reference herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of ARCap Investors, L.L.C. incorporated in this prospectus by reference from the Annual Report on Form 10-K of American Mortgage Acceptance Company for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The statements of income, changes in shareholders' equity, and cash flows of American Mortgage Acceptance Company (formerly American Mortgage Investors Trust) for the year ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report, also appearing elsewhere herein, of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the common shares of beneficial interest offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. The description of certain federal income tax consequences in "Certain Federal Income Tax Considerations" is based on an opinion of Paul, Hastings, Janofsky & Walker LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the materials we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at Citicorp

Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our Commission filings are also available to the public from the Commission's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. You may also read and copy this information at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We maintain a website on the world wide web at http://www.americanmortgageco.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common shares.

     We have filed a registration statement, of which this prospectus is a part, covering the offered securities. As allowed by Commission rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. We refer you to the registration statement, the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed our annual report on Form 10-K for the year ended December 31, 2000 and our quarterly reports on Form 10-Q for the three months ended March 31, 2001, June 30, 2001 and September 30, 2001 with the Commission (File No. 0-23972), and those documents are incorporated herein by reference.

     Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

     You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to those documents which are not specifically incorporated by reference herein) without charge by writing or calling American Mortgage Acceptance Company, 625 Madison Avenue, New York, New York, 10022, telephone number (212) 421-5333.

                              FINANCIAL INFORMATION



Index to Financial Statements

Unaudited Financial Statements:                                           Page

           Balance Sheets of the Company as of September 30, 2001 and
           December 31, 2000                                                F-2

           Statements of Income of the Company for the three and nine
           months ended September 30, 2001 and 2000                         F-3

           Statements of Shareholders' Equity of the Company for the
           nine months ended September 30, 2001                             F-4

           Statements of Cash Flows of the Company for the nine months
           ended September 30, 2001 and 2000                                F-5

           Notes to Unaudited Consolidated Financial Statements of
           the Company                                                      F-7


Audited Financial Statements:

               Independent Auditors' Report - Deloitte & Touche LLP        F-15

               Independent Auditors' Report - KPMG LLP                     F-16

               Consolidated Balance Sheets as of December 31, 2000 and     F-17
               1999

               Consolidated Statements of Income for the years ended
               December 31, 2000, 1999 and 1998                            F-18

               Consolidated Statements of Changes in Shareholders'
               Equity for the years ended December 31, 2000, 1999 and
               1998                                                        F-19

               Consolidated Statements of Cash Flows for the years
               ended December 31, 2000, 1999 and 1998                      F-21

               Notes to Financial Statements                               F-23

                     PART I. FINANCIAL INFORMATION

Item 1.  Financial Statements


         AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
                      Consolidated Balance Sheets

                                                              ================  =================
                                                                 September 30,     December 31,
                                                                     2001              2000
                                                              ----------------  -----------------
                                                              (Unaudited)
ASSETS
Investments in mortgage loans                                    $  25,104,648   $  31,828,733
Investments in GNMA certificates-
   available for sale                                               46,868,805       5,851,219
Investment in ARCap                                                 20,238,637      20,041,733
Investment in unconsolidated subsidiary                                      0       1,149,182
Cash and cash equivalents                                            1,102,239       1,632,652
Notes receivable                                                     5,535,031       8,677,843
Accrued interest receivable                                            426,368         680,728
Other assets                                                           636,699         576,223
                                                                  ------------    ------------
Total assets                                                     $  99,912,427   $  70,438,313
                                                                  ============    ============


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:

   Repurchase facilities payable                                 $  43,191,173   $  12,655,940
   Accrued interest payable                                             29,934          27,850
   Accounts payable and accrued expenses                               395,349         278,760
   Due to Advisor and affiliates                                       184,157       1,008,387
   Distributions payable                                             1,391,503       1,391,503
                                                                  ------------    ------------
Total liabilities                                                   45,192,116      15,362,440
                                                                  ------------    ------------

Commitments and contingencies
Shareholders' equity:
   Shares of beneficial interest; $.10 par value;
      12,500,000 shares authorized; 4,213,826 issued
      and 3,838,630 outstanding                                        421,383         421,383
   Treasury shares of beneficial interest;
      375,196 shares                                                   (37,520)        (37,520)
   Additional paid-in capital                                       68,840,500      68,840,500
   Distributions in excess of net income                           (14,655,543)    (14,126,317)
   Accumulated other comprehensive gain (loss)                         151,491         (22,173)
                                                                  ------------    ------------
Total shareholders' equity                                          54,720,311      55,075,873
                                                                  ------------    ------------
Total liabilities and shareholders' equity                       $  99,912,427   $  70,438,313
                                                                  ============    ============

            See accompanying notes to financial statements

         AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
                   Consolidated Statements of Income
                              (Unaudited)

                                        ==============================    =========================
                                                Three Months Ended            Nine Months Ended
                                                   September 30,                September 30,
                                        ------------------------------    -------------------------
                                              2001            2000            2001          2000
                                        -----------------------------------------------------------
Revenues:
   Interest income:
      Mortgage loans                      $   349,575     $   500,295     $ 2,256,514    $1,188,021
      GNMA certificates                       859,754         117,701       1,354,307       355,962
      Commercial mortgage-
        backed security-related
        investment                                  0         960,467               0     2,867,659
      Notes receivable                        126,943               0         233,882             0
      Temporary investments                    19,783         624,146          46,544     1,845,770
   Equity in earnings of ARCap                604,356               0       1,788,137             0
   Other income                                39,677         298,660          70,463       444,828
                                            ---------       ---------       ---------     ---------

      Total revenues                        2,000,088       2,501,269       5,749,847     6,702,240
                                            ---------       ---------       ---------     ---------

Expenses:
   Interest                                   462,600       1,044,215       1,099,607     2,856,936
   General and administrative                 230,622         425,520         758,156     1,015,710
   Amortization                                 5,187          26,227          35,228        60,229
                                            ---------       ---------       ---------     ---------

      Total expenses                          698,409       1,495,962       1,892,991     3,932,875
                                            ---------       ---------       ---------     ---------

Other gain (loss):
   Net gain (loss) on repayments
   of GNMA certificates and
   mortgage loans                            (211,572)         (8,371)       (211,572)       71,991

   Net gain (loss) on commercial
      mortgage-backed security-
      related investment and
      government securities sold
      short                                         0         246,341               0      (464,436)
                                            ---------       ---------       ---------     ---------

   Total other gain (loss)                   (211,572)        237,970        (211,572)     (392,445)
                                            ---------       ---------       ---------     ---------

   Net income                              $1,090,107      $1,243,277      $3,645,284    $2,376,920
                                            =========       =========       =========     =========

   Net income per share
      (basic and diluted)                  $      .28      $      .32      $      .95    $      .62
                                            =========       =========       =========     =========
   Weighted average
      shares outstanding
      (basic and diluted)                   3,838,630       3,838,630       3,838,630     3,838,630
                                            =========       =========       =========     =========

            See accompanying notes to financial statements

              AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
            Consolidated Statement of Changes in Shareholders' Equity
                                   (Unaudited)

                                                                             Treasury Shares of
                                           Shares of Beneficial Interest     Beneficial Interest     Additional      Distributions
                                           -----------------------------     -------------------      Paid-in          in Excess
                                            Shares              Amount       Shares      Amount       Capital        of Net Income
                                          -----------         ----------    ---------   ---------    -----------     -------------

Balance at January 1, 2001                 4,213,826           $421,383     (375,196)   $(37,520)    $68,840,500     $(14,126,317)

Comprehensive income:
Net income                                         0                  0            0           0               0        3,645,284
Other comprehensive income:
  Net unrealized gain on GNMA
   Certificates:
  Net unrealized holding gain arising
   during the period

Comprehensive income

 Distributions                                     0                  0            0           0               0       (4,174,510)
                                           ---------            -------     --------     -------      ----------      -----------
Balance at September 30, 2001              4,213,826           $421,383     (375,196)   $(37,520)    $68,840,500     $(14,655,543)
                                           =========            =======     ========     =======      ==========      ===========

                                                          Accumulated Other
                                          Comprehensive     Comprehensive
                                             Income         Income (Loss)          Total
                                          -------------   -----------------     ------------
Balance at January 1, 2001                                  $  (22,173)         $55,075,873

Comprehensive income:
Net income                                 $3,645,284                0            3,645,284
Other comprehensive income:
  Net unrealized gain on GNMA
   Certificates:
  Net unrealized holding gain arising
   during the period                          173,664          173,664              173,664
                                            ---------
Comprehensive income                       $3,818,948
                                            =========
 Distributions                                                       0           (4,174,510)
                                                              --------           ----------
Balance at September 30, 2001                                $ 151,491          $54,720,311
                                                              ========           ==========

           See accompanying notes to financial statements.

         AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
                 Consolidated Statements of Cash Flows
                              (Unaudited)

                                                               =============================
                                                                     Nine Months Ended
                                                                       September 30,
                                                               -----------------------------
                                                                   2001            2000
                                                               -------------  --------------
Cash flows from operating activities:
   Net income                                                  $   3,645,284   $   2,376,920
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Gain on commercial mortgage-backed
        security-related investment                                        0        (996,801)
      Loss on government securities sold short                             0       1,461,237
      Net loss (gain) on repayments of GNMA
        Certificates and mortgage loans                              211,572         (71,991)
      Equity in earnings of ARCap, in excess of
        distributions received                                      (196,904)              0
      Equity income in unconsolidated subsidiary                           0         (17,209)
      Amortization - deferred financing costs                         35,228          60,229
      Amortization expense-loan premium and
        origination costs                                             41,066         148,521
      Accretion of GNMA discount                                     (16,413)        (16,813)
      Accretion of deferred income                                   (39,473)        (16,587)
      Accretion of discount on commercial
        mortgage-backed security-related investment                        0        (455,959)
      Amortization of deferred costs relating to
        the CMBS-related investment                                        0           7,485
   Purchase of government security                                         0     (37,299,201)
   Government security sold short                                          0      33,541,350
   Changes in operating assets and liabilities:
   Deposit with broker as collateral for security
      sold short                                                           0       3,048,541
   Accrued interest receivable                                       254,360         254,967
   Other assets                                                        6,079          19,196
   Due to Advisor and affiliates                                    (797,634)       (103,149)
   Accounts payable and accrued expenses                             116,589         133,145
   Accrued interest payable                                            2,084         (66,648)
   Deferred costs relating to the CMBS-related
      investment                                                           0         (54,116)
                                                                ------------    ------------

   Net cash provided by operating activities                       3,261,838       1,953,117
                                                                ------------    ------------

Cash flows from investing activities:
   Increase in investment in mortgage loans                      (19,794,035)    (15,548,160)
   Proceeds from repayments of mortgage loans                              0       9,975,438
   Periodic principal payments of mortgage loans                     193,512          68,315
   Funding of notes receivable                                    (4,138,655)              0
   Principal repayments of GNMA Certificates                         244,103       3,874,003
   Increase in investment in GNMA Certificates                    (6,556,117)              0
   Costs relating to repayment of mortgage loan                            0         (59,583)
   Increase in other assets                                          (59,285)       (335,903)
                                                                ------------    ------------

Net cash used in investing activities                            (30,110,477)     (2,025,890)
                                                                ------------    ------------

           See accompanying notes to financial statements.

         AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
                 Consolidated Statements of Cash Flows
                              (Unaudited)
                              (continued)

                                                              ==============================
                                                                    Nine Months Ended
                                                                      September 30,
                                                              ------------------------------
                                                                   2001            2000
                                                              --------------  --------------

Cash flows from financing activities:
   Proceeds from repurchase facilities payable                    30,535,233       2,056,000
   Repayments of repurchase facilities payable                             0      (1,122,000)
   Distribution paid to shareholders                              (4,174,510)     (4,174,512)
   Increase in deferred loan costs                                   (42,497)       (159,631)
   Secured borrowings                                                      0       8,794,081
                                                                 -----------     -----------

   Net cash provided by financing activities                      26,318,226       5,393,938
                                                                 -----------     -----------

Net (decrease) increase in cash and cash
   equivalents                                                      (530,413)      5,321,165
Cash and cash equivalents at the beginning
   of the period                                                   1,632,652       3,802,298
                                                                 -----------     -----------
Cash and cash equivalents at the end of the
   period                                                       $  1,102,239    $  9,123,463
                                                                 ===========     ===========
Supplemental information:
Interest paid                                                   $  1,097,524    $  2,818,753
                                                                 ===========     ===========
Conversion of FHA mortgage loans to
   GNMA certificates:
Investment in GNMA certificates                                 $(34,515,534)
Decrease in investment in mortgage loans                          34,515,534
                                                                 -----------

                                                                $          0
                                                                 ===========
Consolidation of former unconsolidated subsidiary:
Increase in investment in mortgage loans                          $8,353,294
Decrease in notes receivable                                      (7,264,092)
Decrease in investment in unconsolidated
   subsidiary                                                     (1,089,202)
                                                                 -----------

                                                                $          0
                                                                 ===========
Adjustments due to contribution of mortgage loan
   to unconsolidated subsidiary:
   Increase in investment in unconsolidated subsidiary                          $  1,140,000
   Increase in note receivable                                                     7,264,093
   Decrease in investments in mortgage loans                                      (8,404,093)
                                                                                 -----------

                                                                                $          0
                                                                                 ===========

           See accompanying notes to financial statements.

         AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
              Notes to Consolidated Financial Statements
                          September 30, 2001
                              (Unaudited)

Note 1 - General

American Mortgage Acceptance Company (formerly American Mortgage Investors Trust) (the "Company") was formed on June 11, 1991 as a Massachusetts business trust for the primary purpose of investing in government-insured mortgages and guaranteed mortgage-backed certificates. The Company elected to be treated as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended.

On April 6, 1999, the Company received the necessary consent from its shareholders to approve proposals (the "Proposals") to, among other things, restructure the Company from a closed-ended, finite-life REIT to a publicly traded, open-ended, infinite-life operating REIT. In addition to restructuring the Company, the Proposals, among other matters, permit the Company to modify its investment objectives, to incur a specified amount of indebtedness and to list the Company's shares on a national exchange.

Effective April 26, 1999, upon authorization by the Board of Trustees, the Company's name was changed from American Mortgage Investors Trust to American Mortgage Acceptance Company.

The Company's business plan focuses on government insured and uninsured mortgages secured by multifamily properties, which may take the form of government insured first mortgages and uninsured mezzanine loans, construction loans and bridge loans. Additionally, the Company has indirectly invested in subordinate commercial mortgage-backed securities and may invest in other real estate assets, including non-multifamily mortgages.

The Company had been governed by a board of trustees comprised of two independent trustees and one trustee who is affiliated with Related Capital
Company ("Related"), a nationwide, fully integrated real estate financial services firm. Effective June 12, 2001, at its annual meeting, the Company added two additional trustees, one an independent trustee, the other an affiliate of Related, bringing the total number of trustees to five. The Company has engaged Related AMI Associates, Inc. (the "Advisor"), an affiliate of Related, to manage its day-to-day affairs.

The consolidated financial statements include the accounts of the Company and two wholly owned subsidiaries which it controls: AMAC Repo Seller and, effective January 2001, AMAC/FM Corporation. All intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise indicated, the "Company" as hereinafter used, refers to American Mortgage Acceptance Company and its subsidiaries.

The consolidated financial statements of the Company have been prepared without audit. In the opinion of management, the financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 2001 and the results of its operations and its cash flows for the three and nine months ended September 30, 2001 and 2000. However, the operating results for the interim periods may not be indicative of the results for the full year.

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") have been condensed or omitted. It is suggested that these financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended December 31, 2000.

The preparation of financial statements in conformity with GAAP requires the Advisor to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
              Notes to Consolidated Financial Statements
                          September 30, 2001
                              (Unaudited)

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It was implemented by the Company on January 1, 2001.
Because the Company does not utilize derivatives, implementation of this statement did not have a material effect on the Company's financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations (SFAS 141) and Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements establish new standards for accounting and reporting for business combinations and for goodwill and intangible assets resulting from business combinations. SFAS 141 applies to all business combinations initiated after June 30, 2001; the Company is required to implement SFAS 142 on January 1, 2002. Management believes that implementation of these statements will not have a material impact on the Company's financial statements.

In August of 2001, the FASB issued SFAS No, 143, "Accounting for Asset Retirement Obligations" (effective January 1, 2003) and SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (effective January 1, 2002). SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. The Company is in the process of evaluating the financial statement impact of the adoption these two standards.

Certain prior year amounts have been reclassified to conform to the current year presentation.

         AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
              Notes to Consolidated Financial Statements
                          September 30, 2001
                              (Unaudited)

Note 2 - Investments in Mortgage Loans
Information relating to investments in mortgage loans as of September 30, 2001 is as follows

                                                                                                    Periodic Payment
Property                       Description   Final Maturity Date  Call Date (F)  Interest Rate (C)       Terms        Prior Liens
--------                       -----------   -------------------  -------------  -----------------  ----------------  -----------
First Mortgage Loans (D):

  Stabilized Properties
  ---------------------

    Columbiana Lakes

      Columbia, SC (J)           204 Units          11/35                              7.250%            (A)             $ -

    Stony Brook II

      East Haven, CT             125 Units           6/37             12/06            7.625%            (A)               -


Subtotal First Mortgage Loans

Mezzanine Loans (E):

  Stabilized Properties
  ---------------------

    Columbiana Lakes

      Columbia, SC (J)           224 Units          11/35              4/99           20.670%            (B)         8,919,374

    Stony Brook II

      East Haven, CT             125 Units           6/37             12/06           15.330%            (B)         8,342,532

    Plaza at San Jacinto

      Houston, TX  (G)           132 Units           1/43              6/11           11.000%            (B)         6,638,000


Subtotal Stabilized Mezzanine Loans

  Properties in Construction
  --------------------------

    The Hollows

      Greenville, NC             184 Units           1/42               TBD           10.000%            (B)        8,372,426 (H)

    Elmhurst Village

      Oveido, FL                 313 Units           1/42               TBD           10.000%            (B)       19,480,735 (H)

    The Reserve at Autmn Creek

      Friendswood, TX            212 Units           1/42               TBD           10.000%            (B)       13,218,490 (H)


                                                                           Interest Income
                                        Face Amount of  Carrying Amount   Earned Applicable
Property                                  Mortgages     of Mortgages (I)    to the Period
--------                                --------------  ----------------  -----------------
First Mortgage Loans (D):

  Stabilized Properties
  ---------------------

    Columbiana Lakes

      Columbia, SC (J)                   $ 8,919,374      $ 9,099,026       $   426,528

    Stony Brook II

      East Haven, CT                       8,342,532        8,629,584           380,748
                                        ------------------------------------------------
Subtotal First Mortgage Loans             17,261,906       17,728,610           807,276
                                        ------------------------------------------------
Mezzanine Loans (E):

  Stabilized Properties
  ---------------------

    Columbiana Lakes

      Columbia, SC (J)                       563,000          146,536           175,000

    Stony Brook II

      East Haven, CT                         763,909          394,960           117,870

    Plaza at San Jacinto

      Houston, TX      (G)                 1,150,000        1,121,039               225
                                        ------------------------------------------------
Subtotal Stabilized Mezzanine Loans        2,476,909        1,662,535           293,095
                                        ------------------------------------------------
  Properties in Construction
  --------------------------

    The Hollows

      Greenville, NC                       1,549,200        1,376,731           220,875

    Elmhurst Village

      Oveido, FL                           2,874,000        2,415,981           585,754

    The Reserve at Autmn Creek

      Friendswood, TX                      1,987,000        1,920,791           349,514
                                        ------------------------------------------------
Subtotal Construction Mezzanine Loans      6,410,200        5,713,503         1,156,143
                                        ------------------------------------------------
Subtotal Mezzanine Loans                   8,887,109        7,376,038         1,449,238
                                        ------------------------------------------------
Total Mortgage Loans                     $26,149,015    $  25,104,648      $  2,256,514
                                        ================================================

         AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
              Notes to Consolidated Financial Statements
                          September 30, 2001
                              (Unaudited)

(A) Requires monthly payments of principal and interest based on a 40 year amortization period. Loans are subject to 5-year lockouts against prepayments, as well as a prepayment penalty structure during the second 5-year term of the loans.

(B) Interest only payments are due monthly, with loan balance due at maturity.

(C) Interest on the mezzanine loans is based on a fixed percentage of the unpaid principal balance of the related first mortgage loan (prior liens). The amount shown is the approximate effective rate earned on the balance of the mezzanine loan. The mezzanine loans also provide for payments of additional interest based on a percentage of cash flow remaining after debt service (generally 50%) and participation in sale or refinancing proceeds (generally 25%)

(D) Interest and principal payments on first mortgage loans are insured by the U.S. Department of Housing and Urban Development.

(E) The principal balance of the mezzanine loans is secured by the partnership interests of the entity that owns the underlying property and a third mortgage deed of trust. Interest payments on the mezzanine loans are secured by a second mortgage deed of trust and are guaranteed for the first thirty six months after construction completion by an entity related to the general partner of the entity that owns the underlying property.

(F) Loans are subject to mandatory prepayment at the option of the Company 10 years after construction completion, with one year's notice.

(G) The funding of this mezzanine loan is based on property level operational achievements. There is a remaining amount to fund of $100,000. The Company does not hold the first mortgage loan relating to this mezzanine loan.

(H) The first mortgage loans related to those properties were converted into GNMA Certificates and are held by the Company (see Note 3).

(I) Carrying amounts of mortgage loans include unamortized origination costs and fees.

(J) During the third quarter of 2001, the Company arrived at a negotiated settlement with the borrower under the Columbiana Lakes loans. Under this agreement, the Company received approximately $9.3 million on October 1, 2001, in full settlement of the first mortgage loan and mezzanine loan, resulting in a loss on repayment of approximately $212,000, which was recorded during the third quarter of 2001.

         AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
              Notes to Consolidated Financial Statements
                          September 30, 2001
                              (Unaudited)

Note 3 - Investments in GNMA Certificates-Available for Sale
Information relating to investments in GNMA certificates as of September 30, 2001 is as follows:

                                                                                           Amortized     Unrealized
                                          Date Purchased/                 Principal at      Cost at    Gain (Loss) at   Balance at
                             Certificate   Final Payment      Stated       September       September     September       September
Name                          Number       Payment Date    Interest Rate    30,2001         30,2001       30,2001          30,2001
----                         -----------  ---------------  -------------  ------------     ---------   --------------   ----------

Bear Stearns                   0355540        7/27/94          7.125%      $2,496,416     $2,482,644     $ 13,771      $2,496,415
                                              3/15/29

Malone Mortgage                0382486        7/28/94          8.500%       2,111,865      2,180,680      (74,094)      2,106,586
                                              8/15/29

SunCoast Capital Group, Ltd.   G22412         6/23/97          7.000%         982,697        982,339       28,376       1,010,715
                                              4/20/27

Hollows Apts.                  511908         5/29/01          7.620%       8,372,426      8,372,426      (20,931)      8,351,495
                                              7/15/02

Elmhurst Village               549390         6/28/01          7.745%      19,480,735     19,480,735      121,754      19,602,489
                                              4/15/04

Reserve at Autumn Creek        448747         6/28/01          7.745%      13,218,490     13,218,490       82,615      13,301,105
                                              7/15/02
                                                                         -----------------------------------------------------------
Total                                                                     $46,662,629    $46,717,314     $151,491     $46,868,805
                                                                         ===========================================================


                               Interest Income
                              Earned Applicable
Name                            to the Period
----                            -------------

Bear Stearns                      $148,629


Malone Mortgage                    135,576


SunCoast Capital Group, Ltd.        57,646


Hollows Apts.                      251,509


Elmhurst Village                   468,681


Reserve at Autumn Creek            292,266

                             --------------
Total                           $1,354,307
                             ==============

              AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                               September 30, 2001
                                   (Unaudited)


The amortized cost, unrealized gain and fair value for the investment in GNMA Certificates at September 30, 2001 and December 31, 2000 were as follows:

                                               September 30,       December 31,
                                                     2001              2000
                                               ----------------- --------------

Amortized cost                                 $46,717,314           $5,873,392
Gross unrealized gain (loss)                       151,491              (22,173)
                                               --------------------------------
Fair Value                                     $46,868,805           $5,851,219
                                                ==========            =========


Note 4 - Commercial Mortgage-Backed Security-Related Investment and Short Sale; Investment in ARCap

On September 30, 1999, the Company acquired from ARCap Investors, L.L.C. ("ARCap") a "BB+" rated subordinated commercial mortgage-backed security ("CMBS") from a Chase Manhattan Bank-First Union Nation Bank Commercial Mortgage Trust. The CMBS investment, which was purchased for $35,622,358, had a face amount of $50,399,711 and an annual coupon rate of 6.4%. The Company purchased the CMBS investment using cash and debt provided through the Bear Stearns
Repurchase Facility (see Note 5). In connection with this acquisition, the Company entered into an agreement with ARCap. Under the agreement, the Company had the right to sell the CMBS investment to ARCap and purchase a preferred equity position in ARCap, all based on the then fair value of the CMBS investment.

This investment was accounted for as a trading asset and carried at estimated fair value, with changes in fair value included in earnings. Interest income was accrued as it became receivable, and included accretion of discounts, computed using the effective yield method, after considering estimated prepayments and credit losses. The Company recognized gains on this investment totaling $996,801 during the nine months ended September 30, 2000 due to marked-to-market adjustments.

On September 30, 1999, in order to mitigate the potential income statement effect of changes in the fair value of its CMBS investment caused by changes in interest rates, the Company entered into a short sale involving the sale of a U.S. Treasury Note with a face amount of $39,327,000 and an annual coupon rate of 5.625% borrowed from Bear Stearns & Co., Inc. ("Bear Stearns"). On March 16, 2000, the Company replaced the borrowed security by purchasing such security through Bear Stearns, and entered into an additional short sale contract involving the sale of a U.S. Treasury Note with a face amount of $34,512,000 and an annual coupon rate of 6.0% borrowed from Bear Stearns. Short sale positions were carried at estimated fair value, with changes in fair value included in earnings. The Company recognized losses on these positions totaling $1,461,237 during the nine months ended September 30, 2000 due to marked-to-market adjustments.

On November 1, 2000, the Company, in accordance with the agreement with ARCap, sold the CMBS investment to ARCap and repaid its borrowing under the Bear Stearns Repurchase Facility (see Note 5), closed out its short sale position and purchased a preferred equity interest in ARCap in the face amount of $20,000,000, with a preferred dividend rate of 12%. This preferred equity interest was recorded at $19,640,637, representing the fair value of the CMBS investment at the date of the transaction, less the Bear Stearns Repurchase Facility repayment plus approximately $3.5 million in cash paid to ARCap.

NOTE 5 - Repurchase Facilities

On September 30, 1999, the Company entered into a repurchase facility with Bear Stearns (the "Bear Stearns Repurchase Facility"), whereby Bear Stearns advanced $19,568,000 in cash towards the purchase of a CMBS-related investment (see Note
4). The Bear Stearns Repurchase Facility had a variable interest rate based on the one-month LIBOR rate plus 1.5%, which was adjusted on the first day of each month. The Bear Stearns Repurchase Facility was repaid November 1, 2000 in connection with the CMBS sale discussed in Note 4.

Effective  February  15,  2000,  the  Company  entered  into a $60  million  FHA
repurchase   facility  with  Nomura  Asset  Capital   Corporation  (the  "Nomura
Repurchase Facility") with a term of one year. This facility enables

              AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                               September 30, 2001
                                   (Unaudited)


the Company to borrow up to 90% with a qualified hedge or 80% without a qualified hedge of the fair market value of FHA loans owned by the Company. The Nomura Repurchase Facility was renewed February 15, 2001 for $40 million, with a one time option to increase to $60 million, a one year term and interest at LIBOR plus 1.25%. As of September 30, 2001, there was no outstanding balance. As of December 31, 2000, $7,138,940 was outstanding under The Nomura Repurchase Facility and the interest rate was 7.87%. Deferred costs relating to the Nomura Repurchase Facility are being amortized using the straight-line method over 364 days, which is the term of the facility.

Effective February 15, 2000, the Company also entered into a repurchase facility with Nomura Securities International Inc. (the "Nomura Securities Repurchase Facility"). This facility enables the Company to borrow up to 95% of the fair market value of GNMA Certificates and other qualified mortgage securities owned by the Company. Borrowings bear interest at LIBOR plus 0.50%. As of September 30, 2001 and December 31, 2000, the amount outstanding under this facility was $43,191,173 and $5,517,000 and interest rates were 4.07% and 7.12%, respectively. Deferred costs of $101,169 relating to the Nomura Securities Repurchase Facility are being amortized using the straight-line method over five years. As of September 30, 2001, all GNMA certificates owned by the Company were pledged as collateral.

NOTE 6 - Related Party Transactions

The costs incurred to related parties for the three and nine months ended September 30, 2001 and 2000 were as follows, all of which are paid to the
Advisor:

                                           Three Months Ended                Nine Months Ended
                                              September 30,                    September 30,
                                           2001          2000                2001          2000
                                      -----------------------------     ---------------------------
Expense reimbursement                   $  61,000     $ 102,130            $232,935      $291,103
Asset management fees                      60,517       120,733             184,897       350,835
                                         --------       -------             -------       -------

                                        $ 121,517      $222,863            $417,832      $641,938
                                         ========       =======             =======       =======

Note 7 - Earnings Per Share

Basic net income per share in the amount $.28 and $.32 and $.95 and $.62 for the three and nine months ended September 30, 2001 and 2000, respectively, equals net income for the periods ($1,090,107 and $1,243,277 and $3,645,284 and $2,376,920, respectively), divided by the weighted average number of shares outstanding which was 3,838,630 for each period.

Because the Company had no dilutive securities outstanding during the three and nine months ended September 30, 2001 or 2000, diluted net income per share is the same as basic net income per share.

              AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                               September 30, 2001
                                   (Unaudited)


Note 8 - Commitments and Contingencies

The Company completed a loan program with Fannie Mae which has agreed to fully fund the origination of $250 million of Delegated Underwriter and Servicer loans for apartment properties that qualify for low income housing tax credits under
Section 42 of the Internal Revenue Code (see Note 9). Under the loan program, the Company will originate and contract for individual loans of up to $6 million dollars each over a two-year period and will work with American Property Financing, an unaffiliated third party, which will underwrite and service the loans for Fannie Mae. Each property in the transaction will benefit from 9% low income housing tax credits for no less than 90% of its units. The Company will guaranty a first loss position of up to $21.25 million, depending on the aggregate principal amount of the loans the Company originates under this program and will receive guaranty, loan origination and other fees. The Company also guaranteed construction loans for which it has issued a forward commitment to originate a loan under the Fannie Mae program, with respect to which it guarantees repayment of 100% of such construction loans. As of September 30, 2001, the Company had originated loans totaling approximately $2.2 million under the Fannie Mae program and has made forward commitments for an additional approximate $6.8 million. The Company's maximum exposure under the Fannie Mae program and the forward commitments at September 30, 2001 is $6.0 million.

Note 9 - Investment in Unconsolidated Subsidiary and Note Receivable

As discussed in Note 8, the Company has entered into an agreement with Fannie Mae whereby the Company will provide first loss protection ("First Loss
Obligation") on certain loans funded by Fannie Mae pursuant to a Master Financing and Loss Sharing Agreement. Through a consolidated subsidiary, AMAC/FM Corporation ("AMAC/FM"), and pursuant to a Guaranty and Security Agreement with Fannie Mae, the payment of the First Loss Obligation is guaranteed and secured by AMAC/FM's pledge and grant to Fannie Mae of a security interest on certain assets of AMAC/FM.

AMAC/FM was capitalized by a contribution by the Company to AMAC/FM of the mortgage loan secured by Stony Brook Village II Apartments with a principal amount of $8,404,092. This contribution was recorded by AMAC/FM as a $7,264,093 loan from the Company via a subordinated promissory note, with a stated interest rate of 7.75% and a $1,140,000 capital contribution through the issuance of AMAC/FM non-voting common stock. During 2000, the Company accounted for its $1,140,000 investment in AMAC/FM under the equity method of accounting, because all of AMAC/FM's voting common shares were held by the Advisor and, therefore, the Company did not control AMAC/FM.

During January 2001, all of the voting common stock of AMAC/FM, previously owned by the Advisor, was purchased by the Company, the effect of which is to make AMAC/FM a wholly owned, consolidated subsidiary of the Company. This change was implemented as a result of the REIT Modernization Act of 1999, which allows REITs to directly own taxable REIT subsidiaries, beginning after the year 2000.

Note 10 - Subsequent Events.

In November 2001, a distribution of $1,391,503, ($0.3625 per share) which was declared in September 2001, was paid to shareholders for the quarter ended September 30, 2001.

                          INDEPENDENT AUDITORS' REPORT



To the Board of Trustees
And Shareholders of
American Mortgage Acceptance Company
New York, New York


           We have audited the accompanying consolidated balance sheets of American Mortgage Acceptance Company and subsidiary (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Mortgage Acceptance Company and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
New York, New York

March 16, 2001

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To the Board of Trustees
American Mortgage Acceptance Company:



           We have audited the accompanying statements of income, changes in shareholders' equity, and cash flows of American Mortgage Acceptance Company (formerly American Mortgage Investors Trust) for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

           We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of American Mortgage Acceptance Company for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

New York, New York
January 15, 1999

See accompanying notes to financial statements


               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                                                             December 31,
                                                                         2000            1999
                                                                      ----------      -----------

Investments in mortgage loans                                        $31,828,733     $ 28,893,482
Investments in GNMA certificates-available for sale                    5,851,219        9,464,437
Investment in ARCap                                                   20,041,733                0
Investment in unconsolidated subsidiary                                1,149,182                0
Commercial mortgage-backed security-related investment                         0       34,347,403
Deposit with broker as collateral for security sold short                      0       37,733,101
Cash and cash equivalents                                              1,632,652        3,802,298
Notes receivable                                                       8,677,843                0
Accrued interest receivable                                              680,728        1,180,115
Other assets                                                             576,223          144,605
                                                                      ----------      -----------

Total assets                                                         $70,438,313     $115,565,441
                                                                      ==========      ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Repurchase facilities payable                                      $12,655,940    $  19,127,000
  Accrued interest payable                                                27,850          407,952
  Accounts payable and accrued expenses                                  278,760          122,397
  Due to Advisor and affiliates                                        1,008,387          433,265
  Distributions payable                                                1,391,503        1,391,503
  Government security sold short                                               0       36,991,959
                                                                      ----------      -----------

Total liabilities                                                     15,362,440       58,474,076
                                                                      ----------      -----------

Commitments and contingencies

Shareholders' equity:

  Shares of beneficial interest; $.10 par value; 12,500,000
   shares authorized; 4,213,826 issued and 3,838,630
   outstanding                                                           421,383          421,383
  Treasury shares of beneficial interest;
   375,916 shares                                                        (37,520)         (37,520)
  Additional paid-in capital                                          68,840,500       68,840,500
  Distributions in excess of net income                              (14,126,317)     (11,878,059)
  Accumulated other comprehensive loss                                   (22,173)        (254,939)
                                                                      ----------      -----------

Total shareholders' equity                                            55,075,873       57,091,365
                                                                      ----------      -----------

Total liabilities and shareholders' equity                           $70,438,313     $115,565,441
                                                                      ==========      ===========

See accompanying notes to financial statements


               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                Years Ended December 31,
                                                          2000           1999             1998
                                                    ----------------------------------------------
Revenues:

  Interest income:
   Mortgage loans                                      $1,565,219     $2,569,901       $3,037,882
   REMIC and GNMA certificates and the
    FHA Insured Project Loan                              472,693        785,591          880,680
   Commercial mortgage-backed
    security-related investment                         3,189,407        950,456                0
   Note receivable                                        446,625         85,786                0
   Temporary investments                                2,084,417      1,092,617          112,953
   Equity in earnings of ARCap                            401,096              0                0
  Other income                                            151,682         23,231                0
                                                        ---------      ---------        ---------

   Total revenues                                       8,311,139      5,507,582        4,031,515
                                                        ---------      ---------        ---------

Expenses:
  Interest                                              3,371,906        906,581                0
  General and administrative                            1,309,398      1,029,840          642,047
  Amortization                                             84,537              0            5,000
  Organization costs                                            0        364,872                0
                                                        ---------      ---------        ---------

   Total expenses                                       4,765,841      2,301,293          647,047
                                                        ---------      ---------        ---------

Other gain (loss):

  Net loss on commercial
   mortgage-backed security-
   related investment and
   government security sold short                        (299,555)      (217,699)               0

  Gain on repayment of
   mortgage loans and GNMA
   certificates                                           72,014      3,271,710           12,144
                                                        ---------      ---------        ---------

  Total other gain (loss)                                (227,541)     3,054,011           12,144
                                                        ---------      ---------        ---------

  Net income                                           $3,317,757     $6,260,300       $3,396,612
                                                        =========      =========        =========

  Net income per share
   (basic and diluted)                                 $      .86     $     1.63       $      .88
                                                        =========      =========        =========

  Weighted average
   shares outstanding
   (basic and diluted)                                  3,838,630      3,841,931        3,845,101
                                                        =========      =========        =========

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                             Treasury Shares of
                                            Shares of Beneficial Interest    Beneficial Interest      Additional    Distributions
                                            -----------------------------  -----------------------     Paid-in        in Excess
                                              Shares            Amount       Shares      Amount        Capital      of Net Income
                                            ----------         ----------  ---------   -----------    ----------    -------------
Balance at December 31, 1997                4,087,583          $408,759     (248,339)  $  (24,834)   $68,849,725      $(9,021,323)
Comprehensive income:
Net income                                                                                                              3,396,612

Other comprehensive loss:
  Net unrealized holding gain arising
   during the period
  Less: reclassification adjustment for
   gains included in net income

Other comprehensive loss

Comprehensive income

Issuance of shares of beneficial interest      85,207             8,521            0           0       1,328,465                0
Distributions                                       0                 0            0           0               0       (5,566,903)
Purchase of treasury shares                         0                 0      (85,206)     (8,521)     (1,328,460)               0
                                            ---------          --------     --------     -------     -----------      -----------

Balance at December 31, 1998                4,172,790           417,280     (333,545)    (33,355)     68,849,730      (11,191,614)
Comprehensive income:
Net income                                                                                                              6,260,300
Other comprehensive loss:
  Net unrealized holding loss arising
   during the period
  Add: reclassification adjustment for
   losses included in net income

Other comprehensive loss

Comprehensive income

Issuance of shares of beneficial interest      41,036             4,103            0           0         629,834                0
Purchase of treasury shares                         0                 0      (41,651)     (4,165)       (639,064)               0
Distributions                                       0                 0            0           0               0       (6,946,745)
                                            ---------          --------     --------     -------     -----------      -----------

Balance at December 31, 1999                4,213,826           421,383     (375,196)    (37,520)     68,840,500      (11,878,059)


                                                               Accumulated
                                                                  Other
                                               Comprehen-      Comprehen-
                                                  sive             sive
                                                 Income           Income          Total
                                               ----------      ------------    -----------
Balance at December 31, 1997                                     $173,598      $60,385,925
Comprehensive income:
Net income                                     $3,396,612                        3,396,612
                                                ---------
Other comprehensive loss:
  Net unrealized holding gain arising
   during the period                                1,079
  Less: reclassification adjustment for
   gains included in net income                   (12,144)
                                                ---------
Other comprehensive loss                          (11,065)        (11,065)         (11,065)
                                                ---------
Comprehensive income                           $3,385,547
                                                =========
Issuance of shares of beneficial interest                               0        1,336,986
Distributions                                                           0       (5,566,903)
Purchase of treasury shares                                             0       (1,336,981)
                                                                  --------      ----------

Balance at December 31, 1998                                      162,533       58,204,574
Comprehensive income:
Net income                                     $6,260,300                        6,260,300
Other comprehensive loss:
  Net unrealized holding loss arising
   during the period                             (418,964)
  Add: reclassification adjustment for
   losses included in net income                    1,492
                                                ---------
Other comprehensive loss                         (417,472)       (417,472)        (417,472)
                                                ---------
Comprehensive income                           $5,842,828
                                                =========
Issuance of shares of beneficial interest                               0          633,937
Purchase of treasury shares                                             0         (643,229)
Distributions                                                           0       (6,946,745)
                                                                  --------      ----------

Balance at December 31, 1999                                     (254,939)      57,091,365


                                   (continued)

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                             Treasury Shares of
                                            Shares of Beneficial Interest    Beneficial Interest      Additional    Distributions
                                            -----------------------------  -----------------------     Paid-in        in Excess
                                              Shares            Amount       Shares      Amount        Capital      of Net Income
                                            ----------         ----------  ---------   -----------    ----------    -------------
Comprehensive income:
Net income                                                                                                              3,317,757
Other comprehensive income:
  Net unrealized holding gain arising
   during the period
Less: reclassification adjustment for
   gains included in net income

Other comprehensive income

Comprehensive income

Distributions                                                                                                          (5,566,015)
                                                                                                                      -----------

Balance at December 31, 2000                4,213,826        $  421,383     (375,196)  $  (37,520)   $68,840,500     $(14,126,317)
                                            =========         =========    =========    =========     ==========      ===========


                                                               Accumulated
                                                                  Other
                                               Comprehen-      Comprehen-
                                                  sive             sive
                                                 Income           Income          Total
                                               ----------      ------------    -----------
Comprehensive income:
Net income                                     $3,317,757                        3,317,757
Other comprehensive income:
  Net unrealized holding gain arising
   during the period                              291,175
Less: reclassification adjustment for
   gains included in net income                   (58,409)
                                                ---------
Other comprehensive income                        232,766         232,766          232,766
                                                ---------
Comprehensive income                           $3,550,523
                                                =========
Distributions                                                           0       (5,566,015)
                                                                 --------       ----------

Balance at December 31, 2000                                    $ (22,173)     $55,075,873
                                                                 ========       ==========


See accompanying notes to financial statements.

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Years Ended December 31,
                                                    ---------------------------------------------
                                                          2000           1999             1998
                                                    -------------    -----------      -----------
Cash flows from operating activities:
  Net income                                         $  3,317,757    $ 6,260,300      $ 3,396,612

  Adjustments to reconcile net income to net
   cash provided by (used in) operating activities:
   Unrealized (gain) loss on commercial mortgage-
    backed security-related investment                 (1,496,017)     1,419,016                0
   Unrealized (gain) loss on government security
    sold short                                          1,795,572     (1,201,317)               0
   Gain on repayment of mortgage loans                    (13,582)    (3,273,202)               0
   Equity in earnings of ARCap                           (401,096)             0                0
   Equity in income of unconsolidated subsidiary           (9,182)             0                0
   Amortization expense-organization costs                                     0            5,000
   Amortization - deferred financing costs                 92,022              0                0
   Amortization expense-loan premium and
    origination costs                                     163,371        337,590          553,608
   Accretion of GNMA discount                             (22,356)       (23,145)         (26,272)
   Accretion of discount on commercial
    mortgage-backed security-related investment          (652,968)      (144,061)               0
   (Gain) on repayment of REMIC certificates                    0              0          (12,986)
   (Gain) loss on repayment of GNMA certificates          (58,432)         1,492              842
   Government security sold short                      33,541,350     38,193,276                0
   Purchase of government securities sold short       (72,328,881)             0                0
   Changes in operating assets and liabilities:
    Investment in commercial mortgage-
      backed security-related investment               36,764,227    (35,622,358)               0
   Deposit with broker as collateral for security
      sold short                                       37,733,101    (37,733,101)               0
   Accrued interest receivable                            499,388       (413,413)        (264,775)
   Other assets                                            18,863        (33,159)               0
   Due to Advisor and affiliates                          575,122     (1,281,829)         504,220
   Accounts payable and
     accrued expenses                                     240,402         49,025           24,249
   Accrued interest payable                              (380,102)       407,952                0
                                                      -----------    -----------        ---------
  Net cash provided by (used in) operating
   activities                                          39,378,559    (33,056,934)       4,180,498
                                                      -----------    -----------        ---------

Cash flows from investing activities:
  Increase in investment in mortgage loans            (21,486,788)      (829,204)               0
  Proceeds from repayments of mortgage loans            9,995,170     20,841,545          273,757
  Periodic principal payments of mortgage loans            62,069              0                0
  Increase in note receivable                          (7,413,750)    (1,900,000)               0
  Repayment of note receivable                          6,000,000      1,900,000                0
  Investment in ARCap preferred stock                 (20,000,000)             0                0
  (Increase) decrease in other assets                    (375,178)      (111,446)           4,826
  Principal repayments of GNMA certificates             3,926,772        442,746          413,254
  Principal repayments of REMIC certificates                    0              0        1,806,973
  Costs relating to repayment of mortgage loan            (59,583)             0                0
                                                      -----------    -----------        ---------
  Net cash provided by (used in) investing activities (29,351,288)    20,343,641        2,498,810
                                                      -----------    -----------        ---------
                                                                                      (continued)


See accompanying notes to financial statements.

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (continued)

                                                                Years Ended December 31,
                                                    ---------------------------------------------
                                                          2000           1999             1998
                                                    -------------    -----------      -----------
Cash flows from financing activities:
  Proceeds from repurchase facilities payable          13,698,940     19,568,000                0
  Repayments of repurchase facilities payable         (20,170,000)      (441,000)               0
  Increase in deferred loan costs                        (159,842)             0                0
  Distributions paid to shareholders                   (5,566,015)    (5,555,242)      (5,566,903)
  Proceeds from issuance of shares of
   beneficial interest                                          0        633,937        1,336,986
  Purchase of treasury shares                                   0       (643,229)      (1,336,981)
                                                      -----------    -----------        ---------

  Net cash provided by (used in)
   financing activities                               (12,196,917)    13,562,466       (5,566,898)
                                                      -----------    -----------        ---------

Net increase (decrease) in cash and cash
  equivalents                                          (2,169,646)       849,173        1,112,410

Cash and cash equivalents at the beginning
  of the year                                        $  3,802,298   $  2,953,125       $1,840,715
                                                      ===========    ===========        =========

Cash and cash equivalents at the end of
  the year                                           $  1,632,652   $  3,802,298       $2,953,125
                                                      ===========    ===========        =========

Supplemental information:
Interest paid                                        $  3,752,008   $    498,629       $        0
                                                      ===========    ===========        =========

Adjustments due to contribution
of mortgage loan to unconsolidated
subsidiary:

Increase in investment in unconsolidated
  subsidiary                                           $1,140,000
Increase in note receivable                             7,264,092
Decrease in investment in mortgage loans               (8,404,092)
                                                       ----------
                                                       $        0
                                                       ----------


See accompanying notes to financial statements.

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1 - General

           American Mortgage Acceptance Company (formerly American Mortgage Investors Trust) (the "Company") was formed on June 11, 1991 as a Massachusetts business trust for the primary purpose of investing in government-insured mortgages and guaranteed mortgage-backed certificates. The Company elected to be treated as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code").

           On April 6, 1999, the Company received the necessary consent from its shareholders to approve proposals (the "Proposals") to, among other things, restructure the Company from a closed-ended, finite-life REIT to a publicly traded, open-ended, infinite-life operating REIT. In addition to restructuring the Company, the Proposals, among other matters, permit the Company to modify its investment objectives, to incur a specified amount of indebtedness and to list the Company's shares on a national exchange.

           As a result of the adoption of the Proposals, the Company was liable for the transaction expenses. Such expenses amounted to approximately $365,000 and are classified as organization costs in the accompanying statements of income.

           Effective April 26, 1999, upon authorization by the Board of Trustees, the Company's name was changed from American Mortgage Investors Trust to American Mortgage Acceptance Company.

           The Company's business plan focuses on three types of mortgage products: 1) origination of participating FHA insured multifamily mortgages, 2) origination of construction and permanent mortgage financing for affordable multifamily housing pursuant to a new venture with Federal National Mortgage Association "Fannie Mae"), and 3) acquisition of direct and indirect subordinated interests in commercial mortgage-backed securities.

           The current composition of the Company's investment portfolio reflects the recent change in the Company's business plan and is not comparable to its investment portfolio prior to April 1999. Furthermore, the Company is still in the process of implementing its new business plan and, therefore, the current portfolio should not be considered indicative of the composition of the portfolio that might be expected in the future.

           The Company is governed by a board of trustees comprised of two independent trustees and one trustee who is affiliated with Related Capital Company ("Related"). The Company has engaged Related AMI Associates, Inc. (the "Advisor"), an affiliate of Related, to manage its day-to-day affairs.

Note 2 - Accounting Policies

a)  Basis of Presentation

           The consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of amortized assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The consolidated financial statements include the accounts of the Company and one wholly owned subsidiary, AMAC Repo/Seller. All intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise indicated, the "Company" as herein after used, refers to American Mortgage Acceptance Company and its subsidiary.

b)  Investments in Mortgage Loans

           The Company accounts for its investments in mortgage loans under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). Under SFAS 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 requires lenders to measure impaired loans based on: (i) the present value of expected future cash flows discounted at the loans' effective interest rate; (ii) the loan's observable market price; or (iii) the fair value of the collateral if the loan is collateral-dependent. An allowance for loan losses is maintained if the measure of an impaired loan is less than its recorded investment. Adjustments to the allowance are made through corresponding charges or credits to the provision for loan losses.

           Interest on mortgage loans is recognized on the accrual basis. Interest which was accrued but not received is reversed from income if deemed to be uncollectible.

c)  Investments in Mortgage-Backed Securities

          The Company accounts for its investments in mortgage-backed securities under the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities".

           At the date of acquisition, the Company elected to designate its GNMA certificates as available-for-sale securities. Available-for-sale securities are carried at fair value with net unrealized gain (loss) reported as a separate component of other comprehensive income until realized. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to interest income using the effective yield method. Dividend and interest income are recognized when earned. Realized gains and losses on securities are included in earnings and are derived using the specific identification method for determining the cost of the securities sold.

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



d)  Investment in ARCap

           The Company's preferred equity investment in ARCap Investors, L.L.C. ("ARCap") is accounted for using the equity method because the Company has the ability to exercise significant influence, but not control, over ARCap's operating and financial policies.

e)  Cash and Cash Equivalents

           Cash and cash equivalents include cash in banks and temporary investments in short-term instruments with original maturity dates equal to or less than three months.

f)  Loan Origination Costs

           Acquisition fees and other direct expenses incurred for activities performed to originate or acquire mortgage loans have been capitalized and are included in Investment in Mortgage Loans in the balance sheets. Loan origination costs are being amortized to interest income using the effective yield method over the lives of the respective mortgages.

g)  Fair Value of Financial Instruments

           As described above, the Company's GNMA certificates are carried at estimated fair values. The Company has determined that the fair value of its remaining financial instruments, including its mortgage loans and cash and cash equivalents, notes receivable, investment in ARCap, and secured borrowings approximate their carrying values at December 31, 2000 and 1999. The fair value of investments in mortgage loans and GNMA certificates are based on actual market price quotes or by determining the present value of the projected future cash flows using appropriate discount rates, credit losses and prepayment assumptions. Other financial instruments carry interest rates which are deemed to approximate market rates.

h)  Income Taxes

           The Company has qualified as a REIT under the Code. A REIT is generally not subject to federal income tax on that portion of its REIT taxable income ("Taxable Income") which is distributed to its shareholders provided that at least 95% of Taxable Income is distributed and provided that such income meets certain other conditions. Accordingly, no provision for federal income taxes is required. The Company may be subject to state taxes in certain jurisdictions.

           During 2000, the Company declared distributions of $1.45 per share. For federal income tax purposes, $1.20 and $.25 of the distributions were reported as ordinary income and return of capital, respectively, to shareholders for 2000.

i)  Comprehensive Income

           SFAS No. 130, "Reporting Comprehensive Income," requires the Company to classify items of "other comprehensive income", such as unrealized gains and losses on its investment in GNMA certificates, by their nature in the financial statements and display the accumulated balance of other comprehensive income
(loss) separately from shareholders' equity in the shareholders' equity section of the balance sheets. In accordance with SFAS No. 130, cumulative unrealized gains and losses on securities available-for-sale are classified as accumulated other comprehensive income in shareholders' equity and current period unrealized gains and losses are included as a component of comprehensive income.

j)  Use of Estimates

           The preparation of financial statements in conformity with GAAP requires the Advisor to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

k)  Segment Information

           SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", requires enterprises to report certain financial and descriptive information about their reportable operating segments, and certain enterprise-wide disclosures regarding products and services, geographic areas and major customers. The Company is an investor in mortgage products and operates in only one reportable segment. The Company does not have or rely upon any major customers. All of the Company's investments are secured by real estate properties located in the United States; accordingly, all of its revenues were derived from U.S. operations.

l)  New Pronouncements

           In December of 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". This bulletin summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company's management believes that the guidance expressed in the bulletin does not affect the Company's correct revenue recognition policies.

           SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It is effective for the Company beginning with the first quarter of 2001. Because the Company does not currently utilize derivatives, implementation of this statement has not had a material effect on the Company's financial statements.

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



In September of 2000, the FASB issued SFAS No. 140, "Accounting for Transfers of Financial Assets and Extinguishment of Liabilities". This statement replaces SFAS No. 125 which had the same name. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. The Company's management does not believe that application of this statement will have a material impact on the Company's financial statements.

l)  Reclassifications

           Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 presentation.

                      AMERICAN MORTGAGE ACCEPTANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments in Mortgage Loans

Information relating to investments in mortgage loans as of December 31, 2000 and 1999 is as follows:

                                                                                                                    Accum
                                                                                                                   -ulated
                         Date of                                                                                    Amor-
                         Invest-                         Amounts Advanced                                         tization-
                          ment/                ------------------------------------                               Additional
                          Final    Interest                                               Out-                      Loans
                          Matu     Rate on                                   Total      standing       Origi-        and
                Descrip   -rity    Mortgage     Mortgage      Additional    Amounts       Loan         nation      Origina-
Property         -tion    Date     Loan (A)      Loans         Loans (B)    Advanced     Balance       Costs      tion Costs
--------        -------  -------  ---------    ---------      ----------    --------    --------       ------     ----------
Town &           330      4/94     7.375%-      $ 9,348,000   $1,039,000 $10,387,000  $        (C)  $      0     $      0
Country IV       Apt.     5/29     9.167%
Apts.            Units    (D)      (E) (F)
Urbana, IL

Columbiana       204      4/94     (E)            9,106,099      563,000   9,669,099    9,524,355    537,558      498,412
Lakes Apts.      Apt.     5/29
Columbia,        Units    (C) (M)
SC (H)

Stony Brook      125      12/95    7.75%-                (I)     763,909     763,909      763,909    413,492      428,736
Village II       Apt.     6/37     9.128%
Apts.            Units    (C)      (F)
East Haven,
CT (H)

Hollows          184      4/00     7.875%-        3,564,064    1,549,200   5,113,264    5,113,264   (197,829)     (12,305)
Apts.            Apt.     1/42     9.3232%
Greenville,      Units             (J)
SC

Elmhurst         313      6/00     8.00%-         7,694,310    2,874,000  10,568,310   10,568,310   (495,940)     (15,439)
Village          Apt.     1/42     9.3232%
Oveida, FL      Units             (K)

Reserve at      212      8/00     8.00%-          4,583,939    1,987,000   6,570,939    6,570,939    (71,955)      (2,034)
Autumn          Apt.     (M)      9.202%
Creek           Units             (L)
Friends-
wood, TX
                                               -----------------------------------------------------------------------------

Total                                           $34,296,412   $8,776,109 $43,072,521  $32,540,777   $185,326     $897,370

                                               =============================================================================


                                           Interest
                                            Earned       Less
                Balance at   Balance at     by the       2000        Net
                 December     December     Company       Amor-     Interest
Property        31, 2000(G)   31, 1999     for 2000     tization    Earned
--------        -----------  ----------    ---------    --------   --------
Town &        $         0  $ 9,936,476 $  168,643     $ (14,470) $  154,173
Country IV
Apts.
Urbana, IL

Columbiana      9,563,501    9,705,686    533,987       (89,701)    444,286
Lakes Apts.
Columbia,
SC (H)

Stony Brook       748,665    9,251,320    278,010       (88,978)    189,032
Village II
Apts.
East Haven,
CT (H)

Hollows         4,927,740            0    185,087        12,305     197,392
Apts.
Greenville,
SC

Elmhurst       10,087,809            0    371,060        15,439     386,499
Village
Oveida, FL

Reserve at      6,501,018            0    191,803         2,034     193,837
Autumn
Creek
Friends-
wood, TX
              ----------------------------------------------------------------

Total         $31,828,733  $28,893,482 $1,728,590     $(163,371) $1,565,219

              ================================================================

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(A) The minimum interest rate shown represents base interest, which is fully insured by HUD ("Base Interest"). The additional interest rate represents interest which is not contingent upon cash flow and is secured by partnership interests in the partnerships which own the Developments ("Additional Interest").

(B) Additional loans are non-interest bearing.

(C) The operations of Town and Country had not been able to support the payment of Additional Interest for the period July 1, 1997 through December 31, 1999 which amounted to $411,911. Accordingly, the accrued interest income that was doubtful of collection was fully reserved and excluded from interest income from mortgage loans in previous quarters. On January 21, 2000, the general partner of the Town and Country obligor, in exchange for the waiving of the prepayment penalty and future Additional Interest repaid the additional loan and Additional Interest due through January 21, 2000 in the amounts of $1,039,000 and $421,273, respectively. As a result, the Additional Interest which had been fully reserved was deemed to be fully collectible and recorded as interest income in the fourth quarter of 1999. On March 31, 2000, the Town and Country obligor fully repaid the FHA insured mortgage and accrued Base Interest in the amounts of $8,934,581 and $53,040, respectively, resulting in a gain on the repayment in the amount of $28,165 (including a $45,000 loan termination fee due from the Company to the loan servicing agent and unamortized origination costs).

(D) The Mortgages have terms of 40 years, subject to mandatory prepayment at any time after 10 years and upon one year's notice.

(E) The interest rates for Columbiana are 7.9%-8.678% during the permanent loan period and was 7.4% during the construction period. In addition to the interest rate during the permanent loan period, the Company will be entitled to 25% of the cash flow remaining after payment of 8.678% interest. The operations of Columbiana had not been able to support the payment of Additional Interest for the period October 1, 1997 through June 30, 1998 which amounted to $48,760. Accordingly, the accrued interest income that was deemed doubtful of collection was fully reserved and reversed from interest income from mortgage loans in the fourth quarter of 1998. As a result of the Company's final advance and conversion of the construction loan to a permanent loan during the second quarter of 1999, Columbiana was able to repay construction period advances from the developer as well as Additional Interest due to the Company through the second quarter. As a result, the Additional Interest which had been fully reserved was recorded as interest income in the second quarter of 1999.

(F) In addition to the interest rate, the Company is entitled to 40% of the cash flow remaining after payment of Base and Additional Interest.

(G) Aggregate cost for federal income tax purposes is $29,766,598.

(H) In order for the Company to exercise an acceleration option it must terminate the mortgage insurance contract with FHA not later than the accelerated payment date and, in certain circumstances, must terminate the mortgage insurance contract upon the exercise of the acceleration option. Since the exercise of such option would be at the Company's discretion, it is intended to be exercised only where the value of the underlying property has increased by an amount which would justify accelerating payment in full and assuming the risks of foreclosure if the mortgagor failed to make the accelerated payment.

(I) The Company contributed the FHA portion of this loan to capitalize AMAC/FM, an unconsolidated subsidiary. The principal amount contributed was $8,404,092 (See Note 12). The Company retained the additional loan.

(J) The interest rates for Hollows Apartments are 9.6083% per annum during the permanent loan period and 7.875% during the construction period. The Note rate of 7.875% is fully insured by HUD, and is secured by a first mortgage deed of trust. Payments in excess of the Note rate, up to a rate of 9.6083%, are secured by a second mortgage deed of trust and are guaranteed until August 2004 by an entity related to the general partner of the partnership which owns Hollows Apartments. The principal balance of the Additional Loan is secured by a third mortgage deed of trust. In addition to the interest rate during the permanent loan period, the Company is entitled to 50% of cash flow, if any, remaining after the payment of debt service and 25% of the sale or refinancing proceeds. The total loan is comprised of the mortgage loan of $8,946,100 and the additional loan of $1,549,200. As of December 31, 2000, $3,564,064 of the mortgage loan and the full amount of the additional loan had been funded. Both loans mature in January, 2042, have 5-year lockouts against prepayment, and have a prepayment penalty structure during the second 5-year period of the loans.

(K) The interest rates for Elmhurst Village are 9.3232% per annum during the permanent loan period and 8% during the construction period. The Note rate of 8% is fully insured by HUD, and is secured by a first mortgage deed of trust. Payments in excess of the Note rate, up to a rate of 9.3232%, are secured by a second mortgage deed of trust and are guaranteed until December 2004 by an entity related to the general partner of the partnership which owns the Elmhurst Village Apartments. The principal balance of the Additional Loan is secured by a third mortgage deed of trust. In addition to the interest rate during the permanent loan period, the Company is entitled to 50% of cash flow, if any, remaining after the payment of debt service and 25% of the sale or refinancing proceeds. The total loan is comprised of the mortgage loan of $21,748,200 and the additional loan of $2,874,000. As of December 31, 2000, $7,694,310 of the mortgage loan and the full amount of the additional loan had been funded. Both loans mature in January, 2042 and have 5-year lockouts against prepayment, as well as a prepayment penalty structure during the second 5-year period of the loans.

(L) The interest rates for the Reserve at Autumn Creek are 9.202% during the permanent loan period and 8% during the construction period. The Note rate of 8% is fully insured by HUD and is secured by a first mortgage deed of trust. Payments in excess of the Note rate, up to a rate of 9.202%, are secured by a second mortgage deed of trust and are guaranteed until January 2005 by an entity related to the general partner of the partnership which owns The Reserve at Autumn Creek. The principal balance of the Additional Loan is secured by a third mortgage deed of trust. In addition to the interest rate during the permanent loan period, the Company is entitled to 50% of cash flow, if any, remaining after the payment of debt service and 25% of the sale or refinancing proceeds. The total loan is compromised of the mortgage loan of $16,538,700 and the additional loan of $1,987,000. As of December 31, 2000, $4,583,939 of the mortgage loan and the full amount of the additional loan had been funded. Both loans mature in December 2041 and have 5 year lockouts against prepayment, as well as a prepayment penalty structure during the second 5 year period of the loans.

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(M) Pledged as collateral in connection with a secured credit repurchase facility with Nomura Asset Capital Corporation (See Note 6).


Further information relating to investments in mortgage loans for the years ended December 31, 2000, 1999 and 1998 is as follows:


                                                              2000                  1999                    1998
                                                          ------------          ------------            -------------

Reconciliation of mortgage loans:
Balance at beginning of period                             $28,893,482           $45,965,488              $46,792,853
Advances made during the period                             22,252,512               829,204                        0
Loan origination fees (net of acquisition
  expenses)                                                   (765,724)                4,723                        0
Proceeds from repayment of mortgage loans                   (9,995,170)          (20,841,545)                (273,757)
Periodic principal payments of mortgage loans                  (62,069)                    0                        0
Loan contributed to unconsolidated subsidiary               (8,404,092)                    0                        0
Excess of proceeds over carrying value of
  mortgage loans                                                13,582             3,273,202                        0
Costs relating to repayment of mortgage loan                    59,583                     0                        0
Amortization of acquisition expenses                           (38,680)             (103,318)                (180,692)
Amortization of additional loans                              (124,691)             (234,272)                (372,916)
                                                            ----------            ----------               ----------

Investments in mortgage loans - December 31,               $31,828,733           $28,893,482              $45,965,488
                                                            ==========            ==========               ==========

                      AMERICAN MORTGAGE ACCEPTANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

Note 4 - Investments in GNMA Certificates-Available for Sale

Information relating to investments in GNMA Certificates as of December 31, 2000 and 1999 is as follows:





                                                                                                                        Accum-
                                                 Date                      Original                                      ulated
                                               Purchased                   Purchase                                     Amorti-
                                               /Final         Stated        Price        Principal at    Discount at    zation at
                               Certificate      Payment       Interest    Including       December        December      December
Seller                          Number           Date          Rate        Discount        31, 2000       31, 2000      31, 2000
------                         -----------    ----------    ----------     --------      -----------   -------------   -----------
GNMA Certificates
-----------------

Bear Stearns                      0355540      7/27/94        7.125%       $ 2,407,102    $2,516,855       $(232,809)     $126,289
                                               3/15/29

Malone Mortgage                   0382486      7/28/94        8.500%         2,197,130     2,124,715          (7,967)        4,511
                                               8/15/29

Goldman Sachs                     0328502      7/29/94        8.250%         3,928,615             0               0             0
                                               7/15/29

SunCoast Capital Group, Ltd.      G22412       6/23/97        7.000%         1,981,566     1,193,511          (7,832)        6,092
                                               4/20/27

                                                                        ----------------------------------------------------------

Total                                                                      $10,514,413    $5,835,081       $(248,608)     $136,892

                                                                        ==========================================================




                                  Loan       Unrealized                                      Interest
                                Origination    Gain                                          Earned
                                 Costs at     Loss at        Balance at      Balance at      by the                        Net
                                 December     December        December         December      Company         2000        Interest
                                 31, 2000     31, 2000         31, 2000        31, 1999      for 2000      Accretion      Earned
Seller                          ----------   ------------   ---------------    ---------    -----------    ---------      ------
------

Bear Stearns                      $77,865      $  9,975        $2,498,175     $2,431,778     $180,128      $19,775        $199,903


Malone Mortgage                    72,162       (33,516)        2,159,906      2,168,686      181,179          706         181,885


Goldman Sachs                           0             0                 0      3,565,054            0           13              13


SunCoast Capital Group, Ltd.            0         1,368         1,193,138      1,298,919       89,030        1,862          90,892

                               ---------------------------------------------------------------------------------------------------

Total                            $150,027      $(22,173)       $5,851,219     $9,464,437     $450,337      $22,356        $472,693

                               ===================================================================================================

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The amortized cost, unrealized gain and fair value for the investment in GNMA Certificates at December 31, 2000 and 1999 were as follows:

                                                         December 31,
                                                ------------------------------
                                                    2000             1999
                                                ------------      ------------


Amortized cost                                  $5,873,392        $9,719,376
Gross unrealized gain (loss)                       (22,173)         (254,939)
                                                 ---------         ---------
Fair Value                                      $5,851,219        $9,464,437
                                                 =========         =========

           For the year ended December 31, 2000, there were gains and losses of $741 and $119,895, respectively, (including acquisition fees and expenses) on principal repayments of GNMA certificates. For the year ended December 31, 1999, there were gains and losses of $1,790 and $3,282, respectively, (including acquisition fees and expenses) on principal repayments of REMIC and GNMA certificates.

           Due to the complexity of the GNMA structure and the uncertainty of future economic and other factors that affect interest rates and mortgage prepayments, it is not possible to predict the effect of future events upon the yield to maturity or the market value of the GNMA Certificates upon any sale or other disposition or whether the Company, if it chose to, would be able to reinvest proceeds from prepayments at favorable rates relative to the coupon rate.

Note 5 - Commercial Mortgage-Backed Security-Related Investment and Short Sale; Investment in ARCap

           On September 30, 1999, the Company acquired from ARCap a "BB+" rated subordinated commercial mortgage-backed security ("CMBS") from a Chase Manhattan Bank-First Union Nation Bank Commercial Mortgage Trust. The CMBS investment, which was purchased for $35,622,358, has a face amount of $50,399,711 and an annual coupon rate of 6.4%. This investment was accounted for as a trading asset and carried at estimated fair value, with changes in fair value included in earnings. The Company purchased the CMBS investment using cash and debt provided through the Bear Stearns Repurchase Facility (see Note 6). In connection with this acquisition, the Company entered into an agreement (the "Agreement") with ARCap. Under the Agreement, the Company had the right to sell the CMBS investment to ARCap and purchase a preferred equity position in ARCap, all based on the then fair value of the CMBS investment.

           This investment was accounted for as a trading asset and carried at estimated fair value, with changes in fair value included in earnings. Interest income was accrued as it became receivable, and included accretion of discounts, computed using the effective yield method, after considering estimated prepayments and credit losses. The Company recognized gains on this investment totaling $1,496,017 in 2000 and losses of $1,419,016 in 1999, due to mark-to-market adjustments.

           On September 30, 1999, in order to mitigate the potential income statement effect of changes in the fair value of its CMBS investment caused by changes in interest rates, the Company entered into a short sale involving the sale of a U.S. Treasury Note with a face amount of $39,327,000 and an annual coupon rate of 5.625% borrowed from Bear Stearns & Co., Inc. ("Bear Stearns"). On March 16, 2000, the Company replaced the borrowed security by purchasing such security through Bear Stearns, and entered into an additional short sale contract involving the sale of a U.S. Treasury Note with a face amount of $34,512,000 and an annual coupon rate of 6.0% borrowed from Bear Stearns. On November 1, 2000, the Company terminated the short sale in connection with its sale of the associated CMBS investment. The Company earned $1,498,627 and $471,262 on short sale proceeds held by Bear Stearns during 2000 and 1999, respectively (included in interest income from temporary investments) and incurred interest of $1,757,648 and 547,025 on its short sale contracts during 2000 and 1999, respectively (included in interest expense. Short sale positions were carried at estimated fair value, with changes in fair value included in earnings. The Company recognized losses on these positions totaling $1,795,572 in 2000 and gains of $1,201,317 in 1999 due to mark-to-market adjustments.

           On November 1, 2000, the Company, in accordance with the Agreement, sold the CMBS investment to ARCap and repaid its borrowing under the repurchase facility (see Note 6), closed out its short sales position and purchased a preferred equity interest in ARCap in the face amount of $20,000,000, with a preferred dividend rate of 12%. This preferred equity interest was recorded at $19,640,637, representing the fair value of the CMBS investment at the date of the transaction, less the Bear Stearns Repurchase Facility repayment plus approximately $3.5 million in cash paid to ARCap.

Summarized information for ARCap as of December 31, 2000 and the year then ended is as follows:

Investment securities - trading                   $214,000,516
Investment securities - available for sale          76,092,175
Other assets                                        20,249,212
                                                   -----------
Total assets                                      $310,341,903
                                                   ===========

Repurchase agreements and other liabilities       $133,314,684
Members' equity                                    177,027,219
                                                   -----------
Total liabilities and equity                      $310,341,903
                                                   ===========

Total revenues                                    $ 19,931,055
Total expenses                                       8,105,265
                                                   -----------
Net income                                        $ 11,825,790
                                                   ===========

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 6 - Repurchase Facilities

           On September 30, 1999, the Company entered into a repurchase facility with Bear Stearns (the "Bear Stearns Repurchase Facility"), whereby Bear Stearns advanced $19,568,000 in cash towards the purchase of the CMBS-related investment (see Note 5). The Bear Stearns Repurchase Facility had a variable interest rate based on the one-month LIBOR rate plus 1.5%, which is adjusted on the first day of each month. The Bear Stearns Repurchase Facility was repaid November 1, 2000 in connection with the CMBS sale discussed above.

           Effective February 15, 2000, the Company entered into a $60 million FHA repurchase facility (the "Nomura Repurchase Facility") with Nomura Asset Capital Corporation. This agreement enables the Company to borrow up to 90% with a qualified hedge or 80% without a qualified hedge of the fair market value of FHA loans owned by the Company. The Nomura Repurchase Facility has a term of 364 days and bears interest at LIBOR plus 1.25%. As of December 31, 2000, the amount outstanding under this facility was $7,138,940, and the interest rate was 7.87%. Deferred costs of $79,815 relating to the Nomura Repurchase Facility are being amortized using the straight-line method over 364 days, which is the term of the facility.

           Effective February 15, 2000, the Company entered into a repurchase facility with Nomura Securities International, Inc. (the "Nomura Securities Repurchase Facility"). This agreement enables the Company to borrow up to 95% of the fair market value of qualified mortgage securities owned by the Company. Borrowings bear interest at LIBOR plus 0.50%. As of December 31, 2000, the amount outstanding under this facility was $5,517,000, and the interest rate was 7.12%. Deferred costs of $79,815 relating to the Nomura Securities Repurchase Facility are being amortized using the straight-line method over five years.

Note 7 - Related Party Transactions

           Prior to the adoption of the Proposals on April 6, 1999, the Company had an agreement with the Advisor pursuant to which the Advisor received compensation consisting primarily of (i) asset management fees calculated as
 .625% of total assets invested by the Company; (ii) a subordinated incentive fee based on the economic gain on the sale of Mortgage Investments; (iii) reimbursement of certain administrative and other costs incurred by the Advisor on behalf of the Company; and (iv) certain other fees. In addition, with respect to Mortgage Loans acquired by the Company, the Advisor was entitled to receive loan placement fees paid by borrowers equal to up to 1.5% of the principal amount of each mortgage loan.

           As a result of the adoption of the Proposals (see Note 1), the Board of Trustees amended the Advisory Agreement between the Company and the Advisor to, among other matters, reflect the Proposals and change the Advisory Agreement's fee structure to (a) eliminate the acquisition and disposition fees payable to the Advisor; (b) modify the annual asset management fee payable to the Advisor as set forth below; and (c) include an annual incentive fee payable to the Advisor as also set forth below. The modified annual asset management fee is calculated as follows: (i) .355% for investments in Mortgage Loans; (ii)
 .355% for certain investment grade investments; (iii) .750% for certain non-investment grade investments; (iv) 1.000% for unrated investments; and (v)
 .625% for investments held prior to the adoption of the Proposals. The annual incentive fee is calculated as follows: subject to a minimum annual distribution being made to shareholders from cash available for distribution of approximately $1.45 per Share, the Advisor will be entitled to receive incentive compensation for each fiscal year in an amount equal to the product of (A) 25% of the dollar amount by which (1)(a) Funds From Operations of the Company (before the incentive fee) per Share (based on the weighted average number of Shares outstanding) plus (b) gains (or minus losses) from debt restructuring and sales of property per Share (based on the weighted average number of Shares outstanding), exceed (2) an amount equal to (a) the weighted average of the price per Share of the initial offering (i.e. $20 per Share) and the prices per Share of any secondary offerings by the Company multiplied by (b) the ten-year U.S. Treasury rate plus two percent per annum multiplied by (B) the weighted average number of Shares outstanding during such fiscal year. For any period less than a fiscal year during which the amended Advisory Agreement is in effect, the incentive fee will be prorated according to the proportion which such period bears to a full fiscal year, taking into account, however, the Company's cash available for distribution for the entire fiscal year.

           In addition, the Advisory Agreement's fee structure was also changed so that with respect to the first $100 million of new Mortgage Loans acquired by the Company, the Advisor will receive origination points paid by borrowers equal to up to 1% of the principal amount of each Mortgage Loan and the Company will receive origination points paid by borrowers in excess of 1%. After the first $100 million of additional Mortgage Loans is acquired, the Company will retain 100% of the origination points paid by borrowers.

           The costs incurred to related parties for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                            Years Ended December 31,
                                  ----------------------------------------
                                      2000          1999          1998
                                  -----------  -------------  ------------
Expense reimbursement                $374,751       $255,616      $120,029
Asset management fees                 386,112        335,682       362,280
Incentive fee                               0        122,270             0
                                      -------        -------       -------

                                     $760,863       $713,568      $482,309
                                      =======        =======       =======

           Asset management fees, the incentive management fee and expense reimbursements owed to the Advisor and its affiliates amounting to approximately $243,000 and $431,000 were accrued and unpaid at December 31, 2000 and 1999, respectively.

           On May 19, 1999, the Company made a loan in the amount of $1,900,000 to Patterson Hope `98 Urban Renewal L.L.C. (the "Borrower"), an entity in which an affiliate of the Advisor is a member. The note bore interest at 12% which was payable, along with the principal, at maturity on September 15, 1999. The note was secured by all of the membership interest in the Borrower, was guaranteed by Related Capital Company and could

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



be prepaid in whole or in part at any time. In September 1999, the loan was repaid and the Advisor and the Company each received origination points in the amount of $19,000. The Company earned interest income of approximately $86,000 from this loan.

Note 8 - Earnings Per Share

           Basic net income per share in the amount of $.86, $1.63 and $.88 for the years ended December 31, 2000, 1999 and 1998, respectively, equals net income for the periods ($3,317,757, $6,260,300 and $3,396,612, respectively), divided by the weighted average number of shares outstanding for the periods (3,838,630, 3,841,931 and 3,845,101, respectively).

           Because the Company has no dilutive securities outstanding at December 31, 2000, diluted net income per share is the same as basic net income per share.

Note 9 - Capital Shares

           In December 1992, the Company issued 10,000 shares of beneficial interest at $20 per share in exchange for $200,000 cash from the Advisor.

           On March 29, 1993, the Company commenced a public offering (the "Offering") through Related Equities Corporation, an Affiliate of the Advisor, and other broker-dealers on a "best efforts" basis, for up to 10,000,000 of its shares of beneficial interest, at an initial offering price of $20 per share. The Offering terminated November 30, 1994, with a total of 3,809,601 shares sold to the public, either through the Offering or the Company's dividend reinvestment plan (the "Reinvestment Plan"), representing Gross Proceeds ("the "Gross Proceeds") of $76,192,021 (before volume discounts of $40,575).

           The Reinvestment Plan became effective March 29, 1993. During the offering period, the price per share purchased pursuant to the Reinvestment Plan equaled $20. From November 30, 1994 (the termination of the offering period) until November 30, 1997, the price per share under the Reinvestment Plan was lowered to $19. Effective November 30, 1997, the Board adopted a policy to adjust the reinvestment price annually to reflect the net asset value of a share of the Company's shares of beneficial interest. Since November 30, 1994, 355,744 shares have been sold through the Reinvestment Plan, the proceeds of which (the "Reinvestment Proceeds") were restricted for use in connection with the Company's redemption plan and were not included in Gross Proceeds.

           The Redemption Plan became effective on November 30, 1994. Under the Redemption Plan, Eligible Shares could not be presented to the Company for redemption. Eligible Shares were shares acquired directly from the Company or through the Reinvestment Plan owned by the original holder. The Company was required to redeem such Eligible Shares presented from redemption for cash to the extent it had sufficient Reinvestment Proceeds.

           Through the quarter ended March 31, 1997, the redemption price pursuant to the Redemption Plan was $19 per Eligible Share. For the quarter ended June 30, 1997, the Board of Trustees reduced the $19 redemption price to $17.47 to reflect that shareholders had received, through that date, $1.53 in return of capital distributions. The Board subsequently adopted a policy to adjust the redemption price annually to reflect the then net asset value of a share of the Company's shares of beneficial interest.

           Pursuant to the Redemption Plan, 375,916 shares have been redeemed for an aggregate price of $6,575,799.

           During the Offering, the Advisor received 38,481 restricted shares (including 717 from the Reinvestment Plan) in addition to the 10,000 purchased which the Advisor (pursuant to the terms of the Offering) valued at $14.75 per share. As a result of shares being redeemed, the Advisor was required to return 172 shares as of December 31, 1994; no additional shares were required to be returned since then.

           As a result of the adoption of the Proposals (see Note 1), the Company's Reinvestment Plan and Redemption Plan have been terminated, effective with the distribution for the quarter ended March 31, 1999. The final reinvestment of shares occurred on May 15, 1999. The final redemption of shares occurred on May 24, 1999. In addition, in connection with the listing of the Company's Shares on the American Stock Exchange, fractional shares totaling approximately 612 were redeemed on July 1, 1999.

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 10 - Selected Quarterly Financial Data (unaudited)

                                                                               2000 Quarter Ended
                                                    --------------------------------------------------------------------------------
                                                       March 31              June 30       September 30            December 31
                                                    --------------      -----------------  ------------            -----------
Revenues:

Interest income:
  Mortgage loans                                      $   491,400         $   196,326       $   500,295            $   377,315
  GNMA certificates                                       119,631             118,630           117,701                116,731
  Commercial mortgage-backed
   security-related investment                            950,662             956,530           960,467                321,748
  Note receivable                                               0             146,168           131,381                169,076
  Temporary investments                                   547,104             674,520           624,146                238,647
  Dividend income                                               0                   0                 0                401,096
Other income                                                    0                   0           167,279                (15,597)
                                                       ----------          ----------         ---------              ---------

   Total revenues                                       2,108,797           2,092,174         2,501,269              1,609,016
                                                       ----------          ----------         ---------              ---------

Expenses:
  Interest                                                909,107             903,614         1,044,215                514,970
  General and administrative                              332,220             257,970           425,520                293,688
  Amortization                                             13,651              20,350            26,227                 24,309
                                                       ----------          ----------         ---------              ---------

   Total expenses                                       1,254,978           1,181,934         1,495,962                832,967
                                                       ----------          ----------         ---------              ---------

Other gain (loss):

  Net gain (loss) on commercial
    mortgage-backed security-related
   investment and government
   security sold short                                   (457,042)           (253,735)          246,341                164,881

  Gain (loss) on repayment of mortgage loans
   and GNMA certificates                                   86,439              (6,077)           (8,371)                    23
                                                       ----------          ----------         ---------              ---------

  Total other gain (loss)                                (370,603)           (259,812)          237,970                164,904
                                                       ----------          ----------         ---------              ---------

  Net income                                          $   483,216         $   650,428        $1,243,277             $  940,953
                                                       ==========          ==========         =========              =========

  Net income per share
   (basic and diluted)                                $       .13         $       .17        $      .32             $      .25
                                                       ==========          ==========         =========              =========

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                               1999 Quarter Ended
                                                    --------------------------------------------------------------------------------
                                                       March 31              June 30       September 30            December 31
                                                    --------------      -----------------  ------------            -----------
Revenues:

Interest income:
  Mortgage loans                                       $  548,365         $   666,585        $  465,994             $  888,957
  GNMA certificates                                       199,646             196,898           195,315                193,732
  Commercial mortgage-backed
   security-related investment                                  0                   0            10,187                940,269
  Note receivable                                               0              26,860            58,926                      0
  Temporary investments                                    96,528             262,386           221,459                512,244
Other income                                                    0               4,231            19,000                      0
                                                        ---------          ----------         ---------              ---------

   Total revenues                                         844,539           1,156,960           970,881              2,535,202
                                                        ---------          ----------         ---------              ---------

Expenses:
  Interest                                                      0                   0             6,061                900,520
  General and administrative                              137,534             298,729           250,841                342,736
  Organization costs                                            0             348,413            16,405                     54
                                                        ---------          ----------         ---------              ---------

   Total expenses                                         137,534             647,142           273,307              1,243,310
                                                        ---------          ----------         ---------              ---------

Other gain (loss):

  Net unrealized loss on commercial
    mortgage-backed security-related
   investment and government
   security sold short                                          0                   0                 0               (217,699)

  Gain (loss) on repayment of mortgage loans
   and GNMA certificates                                3,273,116                (331)             (485)                  (590)
                                                        ---------          ----------         ---------              ---------

  Total other gain (loss)                               3,273,116                (331)             (485)              (218,289)
                                                        ---------          ----------         ---------              ---------

  Net income                                           $3,980,121         $   509,487          $697,089             $1,073,603
                                                        =========          ==========         =========              =========

  Net income per share
   (basic and diluted)                                 $     1.03         $       .13        $      .18             $      .28
                                                        =========          ==========         =========              =========

Note 11 - Commitments and Contingencies

           The Company completed a loan venture with Federal National Mortgage Association ("Fannie Mae") which has agreed to fund the origination of $250 million of Delegated Underwriter and Servicer loans for apartment properties that qualify for low income housing tax credits under Section 42 of the Internal Revenue Code. Under the loan venture, the Company will originate and contract for individual loans of up to $6 million dollars each over a two-year period and will work with American Property Financing, which will underwrite and service the loans for Fannie Mae. Each property in the transaction will benefit from 9% low income housing tax credits for no less than 90% of its units. The Company will guaranty a first loss position of up to 10% of the pool of $250 million and will receive guaranty and other fees. As of December 31, 2000, the Company originated four loans totaling $4,937,511 under this loan venture.


Note 12 - Investment in Unconsolidated Subsidiary and Note Receivable

           The Company has entered into an agreement with the Federal National Mortgage Association ("Fannie Mae") whereby the company will provide first loss protection ("First Loss Obligation") on certain loans originated by Fannie Mae pursuant to a Master Financing and Loss Sharing Agreement (See Note 11). Through an unconsolidated subsidiary, AMAC/FM Corporation ("AMAC/FM"), and pursuant to a Guaranty and Security Agreement with Fannie Mae, the payment of the First Loss Obligation is guaranteed and secured by AMAC/FM's pledge and grant to Fannie Mae of a security interest on certain assets of AMAC/FM.

           AMAC/FM was capitalized by a contribution by the Company to AMAC/FM of the mortgage loan secured by Stony Brook Village II Apartments with a principal amount of $8,404,092. This contribution was recorded by AMAC/FM as a $7,264,093 loan from the Company via a subordinated promissory note, with a stated interest rate of 7.75% and a $1,140,000 capital contribution through the issuance of AMAC/FM non-voting common stock. The Company accounts for its $1,140,000 investment in AMAC/FM under the equity method of accounting, because all of AMAC/FM's voting common shares are held by the Advisor and, therefore, the Company does not control AMAC/FM.

           During January, 2001, all of the voting common stock of AMAC/FM, previously owned by the Advisor, was purchased by the Company, the effect of which is to make AMAC/FM a wholly owned subsidiary of the Company. This change was possible due to a change in federal REIT legislation passed in December 1999, allowing REITS to directly own taxable subsidiaries, beginning after the year 2000.

               AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 13 - Subsequent Event

           On February 15, 2001, the Company renewed the Nomura Repurchase Facility with Nomura Asset Capital Corporation. Under the new terms, the Company may borrow up to $40 million, with a one time option to increase total borrowings to $60 million. The renewed facility bears interest at LIBOR plus $1.25% and matures February 15, 2002.


==============================================================    ====================================================
     No dealer, salesperson or other person is authorized to
distribute any information or to represent anything not
contained in this prospectus. You must not rely on any
unauthorized information or representations. This prospectus is an offer to sell our shares of beneficial interest only
under circumstances and in jurisdictions where it is lawful
to do so.  The  information  combined  in this                                    3,500,000 COMMON SHARES
prospectus is current only as of its date.


                      TABLE OF CONTENTS


PROSPECTUS SUMMARY...................................    3

RISK FACTORS.........................................   11

OUR COMPANY..........................................   21

MANAGEMENT...........................................   29

MARKET PRICE OF AND DISTRIBUTIONS
ON OUR COMMON SHARES OF BENEFICIAL                                                  _____________________
INTEREST.............................................   37
                                                                                         PROSPECTUS
SELECTED CONSOLIDATED FINANCIAL                                                     _____________________
DATA.................................................   38

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS................................   39

DESCRIPTION OF SECURITIES............................   45

CERTAIN FEDERAL INCOME TAX
CONSIDERATIONS.......................................   50
                                                                                  FRIEDMAN BILLINGS RAMSEY
UNDERWRITING.........................................   58

EXPERTS..............................................   59

LEGAL MATTERS........................................   59

WHERE YOU CAN FIND MORE
INFORMATION..........................................   59

INCORPORATION OF CERTAIN DOCUMENTS
BY REFERENCE.........................................   60

INDEX TO CONSOLIDATED FINANCIAL

STATEMENTS...........................................  F-1                                    , 2001




==============================================================    ====================================================


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution

SEC registration fee.......................................      $    13,468
Transfer agent and registrar fees..........................            3,500*
Printing expenses..........................................           80,000*
Accountants' fees..........................................                **
American Stock Exchange listing fee........................           17,500*
Counsel fees...............................................                **
Miscellaneous..............................................                **
                                                                 ------------
         Total.............................................      $
                                                                 ============

-----------------
*  Estimated.
** To be supplied by amendment.

ITEM 15. Indemnification of Directors and Officers

     In our declaration of trust, we agree to indemnify and hold harmless our trustees, our Advisor and their affiliates who are performing services on our behalf ("Indemnified Parties") against expense or liability, including attorneys' fees and disbursements, in any action arising out of any act performed or omitted to be performed by them in connection with our operation or business; provided, that, (i) our trustees or the Advisor has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests (ii) such liability or loss was not the result of negligence or misconduct on the part of the Indemnified Party and (iii) such indemnification or agreement to hold harmless is recoverable only out of our assets and not from the shareholders. In addition, our declaration of trust contains provisions limiting the personal liability of our trustees, officers and shareholders.

     We shall not indemnify the Indemnified Parties for any liability imposed by a judgment, and costs associated with a judgment, including attorneys' fees, arising from or out of a violation of state or federal securities laws. However, we may indemnify the Indemnified Parties for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending such lawsuits, but only if: (a) a court either (i) approves the settlement and finds that indemnification of the settlement and related costs should be made or (ii) approves indemnification of litigation costs if there has been a successful defense or (b) there has been a dismissal on the merits with prejudice (without a settlement).

     We purchased and maintain insurance on behalf of our trustees and officers against liability asserted against such trustees and officers in their capacities as such.

ITEM 16. Exhibits

   Exhibit
   Number                      Description of Document
-------------  -----------------------------------------------------------------

   1.1*      Form of Underwriting Agreement between the Registrant and
             Friedman, Billings, Ramsey & Co., Inc.
   4.1**     Specimen of Common Share Certificate of Registrant.
   4.2*      Form of warrant to be issued to the representative of the
             underwriters.
   5.1**     Opinion of Goodwin Procter LLP.
   8.1**     Opinion of Paul, Hastings, Janofsky & Walker LLP as to tax matters.
  10.1       Rockport Mortgage Corporation Mortgage Note in the principal amount of $8,500,000 dated December 15, 1995 (incorporated herein by reference to Exhibit 10(a) to Form 8-K dated December 15, 1995 filed with the Securities and Exchange Commission pursuant to the
             Securities Exchange Act of 1934 (Commission File No. 0-23972)).
  10.2       Equity Loan Note in the principal amount of $1,039,000 dated
             December 15, 1995 (incorporated herein by reference to Exhibit
             10(b) to Form 8-K dated December 15, 1995 filed with the
             Securities and Exchange Commission pursuant to the Securities
             Exchange Act of 1934 (Commission File No. 0-23972)).
  10.3       Subordinated Promissory Note by SCI-ROEV East Haven Land Limited
             Partnership, dated December 15, 1995 (incorporated herein by reference to Exhibit 10(c) to Form 8-K dated December 15, 1995 filed with the Securities and Exchange Commission pursuant to the
             Securities Exchange Act of 1934 (Commission File No. 0-23972)).
  10.4       Limited Operating Guaranty between SCI Real Estate Development,
             Ltd., and Euro General East Haven, Inc., and the Company dated
             December 15, 1995 (incorporated herein by reference to Exhibit
             10(d) to Form 8-K dated December 15, 1995 filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (Commission File No. 0-23972)).
  10.5       Amended and Restated Advisory Services Agreement, effective as of
             April 6, 1999 (incorporated herein by reference to Exhibit 10(z)
             to Form 10-Q dated September 30, 1999 filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (Commission File No. 0-23972)).
  10.6**     First Amendment to Amended and Restated Advisory Services Agreement
             between Related AMI
             Associates, Inc. and the Company dated November 29, 2001.
  10.7**     Settlement and Escrow Agreement between Related Mortgage
             Corporation, Columbiana Lakes
             Limited Partnership, the Company, et al. dated June 7, 2001.
  23.1**     Consent of Deloitte & Touche LLP.
  23.2**     Consent of KPMG LLP.
  23.3**     Consent of Deloitte & Touche LLP regarding ARCap Investors L.L.C.
  23.4**     Consent of Goodwin Procter LLP (included in exhibit 5.1 to this registration statement).
  23.5**     Consent of Paul, Hastings, Janofsky & Walker LLP (included in exhibit 8.1 to this registration statement).
  24.1       Power of Attorney (included on page II-4 of this Registration
             Statement).

------------------------------------
*        To be supplied by amendment.
**       Filed herewith.

ITEM 17. Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

         (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stuart J. Boesky, Alan P. Hirmes, and Michael I. Wirth, or any of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or of his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of November, 2001.

                                           AMERICAN MORTGAGE ACCEPTANCE COMPANY

                                           By:  /s/  Stuart J. Boesky
                                                ---------------------
                                           Stuart J. Boesky
                                           Trustee, Chairman of the Board,
                                           President and Chief Executive Officer



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



/s/  Stuart J. Boesky
----------------------------------
Stuart J. Boesky                         Trustee, Chairman of the Board, President    November 30, 2001
                                         and Chief Executive Officer (principal
                                         executive officer)
/s/ Peter T. Allen
----------------------------------
Peter T. Allen                           Trustee                                      November 30, 2001

/s/ Arthur P. Fisch
----------------------------------
Arthur P. Fisch                          Trustee                                      November 30, 2001

/s/ Alan P. Hirmes
----------------------------------
Alan P. Hirmes                           Trustee                                      November 30, 2001

/s/ Scott M. Mannes
----------------------------------
Scott M. Mannes                          Trustee                                      November 30, 2001

/s/ Michael I. Wirth
----------------------------------       Senior Vice President and
Michael I. Wirth                         Chief Financial                              November 30, 2001
                                         Officer  (principal financial and
                                         accounting officer)


                                  EXHIBIT INDEX

Exhibit Number          Description of Document
--------------          -----------------------
 4.1                    Specimen of Common Share Certificate of Registrant
 5.1                    Opinion of Goodwin Procter LLP
 8.1                    Opinion of Paul, Hastings, Janofsky & Walker LLP as to
                        tax matters
10.6                    First Amendment to Amended and Restated Advisory
                        Services Agreement between Related AMI Associates, Inc.
                        and the Company dated November 29, 2001
10.7                    Settlement and Escrow Agreement between Related
                        Mortgage Corporation, Columbiana Lakes Limited
                        Partnership, the Company, et. al dated June 7, 2001
23.1                    Consent of Deloitte & Touche LLP
23.2                    Consent of KPMG LLP
23.3                    Consent of Deloitte & Touche LLP regarding ARCap
                        Investors L.L.C.